Exhibit 99.4

 Notice of annual meeting of common shareholders to be held on  June 2, 2022 and Management Information Circular

 If you are unable to attend the virtual meeting  Your voting instructions must be received before the date indicated on your voting instruction form,  or if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, May 31, 2022, or not less than 48 hours (excluding Saturdays, Sundays,  and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.  Annual  meeting of common  shareholders  You may vote by proxy using one of the following methods  By email to proxyvote@tmx.com By facsimile to 416-368-2502  or 1-866-781-3111  By touch-tone telephone at 1-888-489-5760  By mail to TSX Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1  By internet at www.tsxtrust.com/vote-proxy  2

 Notice of annual meeting of common shareholders of Algonquin Power  & Utilities Corp.  Business of the annual meeting of common shareholders  At the meeting, shareholders of Algonquin Power  & Utilities Corp. (the “Corporation”) will be asked to:  Receive the financial statements of the Corporation as at and for the year ended December 31, 2021 and the report of the auditor on the statements;  Re-appoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year;  Elect directors for the ensuing year;  Consider and, if thought fit, pass a resolution (the full text of which is set out in Schedule "A" to  the accompanying Management Information Circular (the "Circular")) approving the unallocated options under the Corporation's Stock Option Plan;  Consider and, if thought fit, pass an advisory resolution (the full text of which is set out in Schedule "D" to the accompanying Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular;  Consider and, if thought fit, pass a resolution  (the full text of which is set out in Schedule "E" to the accompanying Circular) approving the continuation, amendment, and restatement of the Corporation's shareholder rights plan; and  Consider any other business that may be properly brought before the Meeting or any adjournment thereof.  By order of the Board of Directors,  Kenneth Moore,  Chair of the Board of Directors  April 14, 2022  When  Thursday, June 2, 2022 at 4:00 p.m. (Eastern Time)  Where  Virtual-only meeting via live webcast online at https://web.lumiagm.com/462963965  Password: algonquin2022 (case sensitive)  This year, out of an abundance of caution and to mitigate risks to the health and safety of our communities, shareholders, employees, and other stakeholders, we will once again be holding our meeting in a virtual-only format, which will be conducted via live webcast.  Shareholders will have an equal opportunity to participate in the meeting online regardless of their geographic location.  Algonquin / Liberty | 2022 Management Information Circular  3

Table of contents

About the Meeting

Annual meeting of common shareholders	2
If you are unable to attend the virtual meeting	2
You may vote by proxy using one of the following methods	2
Notice of annual meeting of common shareholders	3
Letter to shareholders	5
Caution concerning forward-looking statements and forward looking-information	6
Caution concerning non-GAAP financial measures	8
Solicitation of proxies	9
Voting information	10
You are asked to vote on the following matters	10
Delivery of Meeting Materials	11
Meeting information	12
Meeting date, time, and format	12
Attending the Meeting	12
Voting instructions	14
Non-Registered Shareholders	14
Registered Shareholders	15
How to appoint a proxyholder	16
Voting results	17
If you are unable to attend the virtual Meeting...	17
You may vote by proxy using one of the following methods	17
Matters to be acted upon at the Meeting	18
1. Receipt of financial statements	18
2. Appointment of auditor	18
3. Election of Directors	19
4. Approval of unallocated options under the stock option plan	19
5. Advisory vote on executive compensation	21
6. Continuation, amendment, and restatement of the shareholder rights plan	21
Director Nominees	24
Director share ownership requirements	24
Majority voting for election of Directors	25
Director skills matrix	26
Highlights – Board nominees	27
Director nominee profiles	28
Meeting attendance	33
Corporate cease trade orders, bankruptcies, penalties, or sanctions	33
Corporate governance practices	34
Corporate governance highlights	34
Board of Directors	35
Committees of the Board of Directors	41
New director orientation	43
Comparison of NYSE corporate governance rules	43
Continuing education of Directors	45
Position descriptions	46
Corporate and Board policies	48
Non-employee director compensation	51
Compensation decision-making process	52
Non-employee Director compensation table	52
Directors' Deferred Share Unit Plan	53
Attendance and travel fees	54
Indebtedness of directors and others	54
Non-employee Director compensation table	54
Executive Compensation	55
Letter to Shareholders from the Human Resources and Compensation Committee	56
Compensation highlights	60
Compensation discussion and analysis	61
Annual compensation decision-making process	61
Compensation Comparator Group	62
Risk management and compensation	63
Fees paid to compensation consultants	63
Named Executive Officer compensation	64
Executive compensation philosophy	64
Compensation mix	65
• 2021 Corporate Scorecard results	68
• 2019 PSU award performance results	73
Executive Share Ownership Guideline	79
Equity compensation plan information	80
Performance graph	80
TSR vs. NEO compensation	81
Executive compensation information	82
2021 executive performance highlights	82
Summary compensation table	85
Shareholder proposals	93
Additional information	93

Schedules and appendices

Schedule "A":	Approval of unallocated options under the stock option plan resolution	I
Schedule "B":	Description of the Stock Option Plan	II
Schedule "C":	Stock Option Plan	IV
Schedule "D":	Advisory vote on approach to executive compensation resolution	XII
Schedule "E":	Continuation, amendment and restatement of shareholder rights plan resolution	XIII
Schedule "F":	Purpose and key features of the shareholder rights plan	XIV
Schedule "G":	Shareholder Rights Plan Agreement	XVI
Schedule "H":	Mandate of the Board of Directors	LVIII
Schedule "I":	Description of the Directors Deferred Share Unit Plan	LXI
Schedule "J":	Description of the Share Unit Plan	LXIII
Schedule "K":	Glossary of terms	LXV

4

 Letter to  shareholders  April 14, 2022  Dear fellow shareholder,  We are pleased to invite you to participate in the annual meeting of common shareholders  (“Shareholders”) of Algonquin Power & Utilities Corp. (the “Corporation” or “Algonquin”) to be held on Thursday, June 2, 2022 (the “Meeting”). Out of an abundance of caution and given our “safety first” company mindset, we will once again hold our Meeting in a virtual-only format, conducted  via live webcast. Shareholders are encouraged to participate in the Meeting online regardless of their geographic location.  The Meeting will provide an opportunity to ask  questions of Algonquin’s management and  Board of Directors (“Board”). Shareholders will also be voting on a number of matters. Please read this Management Information Circular (“Circular”) in advance, as it provides information on the Meeting’s agenda and items of business, including the nominees for election to the Board, and several other topics pertinent to the discussion. You will also  find within detailed instructions about how to participate in our virtual Meeting.  The continual renewal of our Board is a vital factor in maintaining our strong corporate governance program and success. This year, Chris Ball has chosen to retire from the Board after two decades of dedicated service to the Corporation and its predecessor organization. We want to thank Chris for his many contributions during  his tenure – a period of company history characterized by rapid growth and overall strong performance. We would also like to welcome two new director nominees who are standing for election by shareholders for the first time at the Meeting. Dan Goldberg was appointed to the Board on March 28, 2022. Dan is the President and Chief Executive Officer of Telesat, a leading global satellite operator. Amee Chande is a strategy consultant and corporate director and was previously the Chief Commercial Officer for Google’s self-driving car project. We are confident that Dan and Amee will make immediate positive contributions to the Board and be strategic assets to Algonquin.  During the Meeting, the Board and management team will share highlights from 2021, a year that advanced the Corporation’s Three-Pillar Strategy and Five-Year Growth Plan despite the challenges of the COVID-19 pandemic.  You will hear about our net-zero 2050 commitment, announced in the fall of last year, as well as our recent acquisition activity with the close of the acquisition of New York American Water and agreement to purchase Kentucky Power.  Throughout, you are encouraged to participate fully and to exercise your vote, either during the Meeting or by completing and sending in your proxy or voting instruction form prior to the Meeting.  The Board and management team thank you for your continued support and engagement. For information concerning Algonquin’s consolidated financial and operational performance for the year ended December 31, 2021, consult our 2021 Annual Report, our website (www.algonquinpower.com), or SEDAR (www.sedar.com).  Yours Sincerely,  Kenneth Moore  Chair of the Board of Directors  Arun Banskota  President and Chief Executive Officer  Algonquin / Liberty | 2022 Management Information Circular  5

 Caution concerning forward-looking statements and forward-looking information  This Circular may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations, and rules under such laws and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995  (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would”, and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this Circular includes, but is not limited  to, statements relating to expected performance of the Corporation and its future plans, projects, and acquisitions. All forward-looking information is given pursuant to the “safe harbor” provisions of applicable securities legislation.  The forecasts and projections that make up the  forward-looking information contained herein are based on certain factors or assumptions which include, but are  not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of a material increase in the costs of compliance with environmental laws following the completion of the Kentucky Power transaction;  the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown  or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of  commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial, or supply chain disruptions or liability; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social, or market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change  in applicable laws, political conditions, public policies, and directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities  or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favourable relations with external stakeholders; favourable labour relations;  the realization of the anticipated benefits of the Kentucky Power transaction, including that it will be accretive to the Corporation’s Adjusted Net Earnings per common share; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the successful transfer of operational control over the Mitchell Plant to Wheeling Power Company; the transfer of the Mitchell Plant being implemented in accordance with the Corporation’s expectations; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with state regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided  to the Corporation in connection with any acquisition;  the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; the absence of any reputational harm to the Corporation as a result of any acquisition; and the ability  of the Corporation to successfully execute future “greening the fleet” initiatives. Given the continued uncertainty and evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory  6 authorities, businesses, suppliers, and customers, there is more uncertainty associated with the Corporation’s assumptions and expectations as compared to periods prior to the onset of COVID-19.  The forward-looking information contained herein is subject to risks, uncertainties, and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include,  but are not limited to: changes in general economic, credit, social, or market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics, and other force majeure events; critical equipment breakdown or failure; supply chain disruptions; the failure of information technology infrastructure and cybersecurity; physical security breach; the loss of key personnel and/  or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas, and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to  the Corporation’s facilities; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop, or timely place in service projects to maximize the value of tax credits; requirement for greater than expected contributions  to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments, and/ or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; failure to dispose of assets (at all or at a competitive price) to fund the Corporation’s operations and growth plans; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to complete or realize the anticipated benefits of acquisitions or joint ventures; Atlantica Sustainable Infrastructure plc (“Atlantica”)  or a third party joint venture partner acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica's ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external-stakeholder activism adverse  to the Corporation’s interests; fluctuations in the price and liquidity of the Corporation’s common shares and the Corporation's other securities; the severity and duration  of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; impact of significant demands placed on the Corporation as a result of pending acquisitions or growth strategies; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure  to implement the Corporation’s strategic objectives or achieve expected benefits relating to acquisitions;  Kentucky Power’s failure to receive regulatory approval for the construction of new renewable generation facilities; indebtedness of any entity being acquired by the Corporation; reputational harm and increased costs of compliance with environmental laws as a result of announced or completed acquisitions; unanticipated expenses and/or cash payments as a result of change of control and/or termination for convenience provisions in agreements to which any entity being acquired  is a party; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended.  Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Management” in the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2021 (“MD&A”) and under the heading “Enterprise Risk Factors” in the Corporation's most recent Annual Information Form.  Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position, and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this Circular and based on the plans, beliefs, estimates, projections, expectations, opinions, and assumptions of management on the date hereof.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information.  Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information  or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law.  All forward-looking information contained herein is qualified by these cautionary statements.  Algonquin / Liberty | 2022 Management Information Circular  7

 Caution concerning non-GAAP  financial measures  The Corporation’s financial statements, including the audited consolidated financial statements for the year ended December 31, 2021, which will be presented at the Meeting, are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").  Certain financial terms used in this Circular do not have standardized meanings under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. The Corporation’s method of calculating these measures may differ from methods used by  other companies and therefore may not be comparable to similar measures presented by other companies.  The terms “Adjusted Net Earnings” and “Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization” (“Adjusted EBITDA”) are non-GAAP financial measures that are used to assess the Corporation’s performance under the Corporate Scorecard results (see page 68).  An explanation of each of these non-GAAP financial measures is set out below. In addition, Adjusted Net Earnings per common share ("Adjusted Net EPS")  is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.  Adjusted EBITDA  Adjusted EBITDA is a non-GAAP financial measure used by many investors to compare companies on the basis of ability to generate cash from operations. The Corporation uses these calculations to monitor the amount of cash generated by the Corporation. The Corporation uses Adjusted EBITDA to assess the operating performance  of the Corporation without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant, and equipment, earnings attributable  to non-controlling interests, non-service pension, and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related  to condemnation proceedings, financial impacts on the Corporation's Senate Wind Facility from the significantly  elevated pricing that persisted in the Electric Reliability Council of Texas market over several days (the "Market Disruption Event") as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S., gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value  of investments carried at fair value, and other typically non-recurring or unusual items. The Corporation adjusts for these factors as they may be non-cash, unusual in nature, and are not factors used by management for evaluating the operating performance of the Company. The Corporation believes that presentation of this measure will enhance an investor’s understanding of the Corporation’s operating performance. Adjusted EBITDA  is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP and can be impacted positively or negatively by these items. A reconciliation of Adjusted EBITDA to net earnings can be found under the heading "Non-GAAP Financial Measures - Reconciliation of Adjusted EBITDA to Net Earnings" in the Corporation's MD&A, which section is incorporated by reference herein.  Adjusted Net Earnings  Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. The Corporation uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations (excluding sale of assets in the course of normal operations),  unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession  and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, financial impacts from the Market Disruption Event on the Corporation's Senate Wind Facility, changes in value of investments carried at fair value, and other typically non-recurring or unusual  items as these are not reflective of the performance of the underlying business of the Corporation. The Corporation believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of  net earnings or loss determined in accordance with  U.S. GAAP and can be impacted positively or negatively by these items. A reconciliation of Adjusted Net Earnings to net earnings can be found under the heading  "Non-GAAP Financial Measures - Reconciliation of Adjusted Net Earnings to Net Earnings" in the Corporation's MD&A, which section is incorporated by reference herein.  8

 Algonquin Power & Utilities Corp. Management Information Circular – Proxy Statement for the  Annual Meeting of Common Shareholders to be held  on Thursday, June 2, 2022  Solicitation of proxies  We are sending you this Management Information Circular / Proxy Statement (the “Circular”) to solicit proxies by and on behalf of management of Algonquin Power & Utilities Corp. for use at our annual meeting of Common Shareholders (the “Meeting”) on June 2, 2022, or any adjournment(s) or postponement(s) thereof. You are entitled to receive notice of and vote at the Meeting if you were a Shareholder of record as of the close of business on April 11, 2022.  We encourage you to review this Circular and to exercise your right to vote.  You will also receive a proxy or voting instruction form in connection with the Meeting. The solicitation will be made primarily by mail, but proxies may  also be solicited personally, in writing, or by telephone by employees of Algonquin, the board of directors (“Board of Directors” or “Directors” or “Board”) of Algonquin, or by Algonquin’s transfer agent, TSX Trust Company (“TSX Trust”), at a nominal cost. The costs of solicitation will be borne by Algonquin.  “Algonquin”, the “Corporation”, “we”, and “our” means Algonquin Power & Utilities Corp. unless otherwise indicated. “Common Shareholder”, “Shareholder”, “you”, and “your” means a holder of common shares (“Common Shares”) of Algonquin.  In this Circular, unless otherwise indicated, all references to “$” (“$”) or "C$" ("C$") are to Canadian dollars and all references to “US$” (“US$”) are to U.S. dollars. The information in this Circular is presented as of April 11, 2022, unless otherwise stated.  Approval of this Circular  The Board of Directors has approved the content and delivery of this Circular.  Kenneth Moore  Chair of the Board of Directors Algonquin Power & Utilities Corp.  April 14, 2022  It is important to vote your shares  Please submit your vote before the date indicated on your voting instruction form, or, if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, May 31, 2022 or not less than 48 hours (excluding Saturdays, Sundays,  and holidays) before the time any adjourned  meeting is reconvened or any postponed meeting is convened.  Algonquin / Liberty | 2022 Management Information Circular  9

 You are asked to vote on the following matters  The re-appointment of Ernst & Young LLP as the auditor of the Corporation for the ensuing year;  The election of Directors for the ensuing year;  A resolution approving the unallocated options under the stock option plan;  An advisory resolution to approve the approach to executive compensation disclosed in this Circular;  A resolution approving the amendment, continuation, and restatement of  the shareholder rights plan; and  Any other business that may be properly brought before the Meeting or any adjournment thereof.  Unless otherwise specified, a simple majority of the votes cast by proxy or at the Meeting will constitute approval of matters voted on at the Meeting.  On April 11, 2022, the record date established for notice of the Meeting, there were 674,119,003 outstanding Common Shares eligible to vote.  Each outstanding Common Share is entitled to one vote. All Shareholders as of the record date are entitled to vote at the Meeting,  or any adjournment or postponement thereof, either at the Meeting or by proxy as described in this Circular.  To the knowledge of the Directors and officers  of the Corporation, as of the date of this Circular, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Common Shares.  Voting  information  10

 Delivery of Meeting Materials  Notice-and-access  As permitted by the Canadian Securities Administrators and pursuant to an exemption from the management proxy solicitation requirement received by the Corporation from the Director appointed under the Canada Business Corporations Act, the Corporation  is using “notice-and-access” to deliver proxy-related materials (such as this Circular and the Corporation’s 2021 Annual Report, containing the Corporation’s audited consolidated financial statements and the auditor's report thereon and MD&A for the year ended December 31, 2021 (the “Annual Report” and, together with this Circular, the “Meeting Materials”)) to Shareholders. Rather than receiving a paper copy of the Meeting Materials in the mail, Shareholders of  record as of April 11, 2022, the record date for the Meeting, have access to them online. Shareholders will receive  a notice package (the “Notice Package”) containing information about the matters to be addressed  at the Meeting and the notice-and-access process, a form of proxy (if you are a registered Shareholder)  or a voting instruction form (if you are a non-registered Shareholder), and instructions on how to vote Common Shares. Where a Shareholder has previously consented to electronic delivery, the Notice Package will be sent  to the Shareholder electronically.  The Notice Package will be mailed to Shareholders from whom consent to electronic delivery has not been obtained. Shareholders are reminded to review this Circular prior to voting.  The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial reduction in both postage and printing costs and will also promote environmental responsibility by decreasing the large volume of paper documents generated  by printing proxy-related materials. Shareholders with questions regarding notice-and-access can call TSX Trust, the Corporation’s transfer agent, toll-free  at 1-800-387-0825.  Accessing the Meeting Materials electronically  Electronic copies of the Meeting Materials are available online at www.meetingdocuments.com/astca/AQN,  on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, or on the Electronic Document Gathering and Retrieval System (“EDGAR”) of the Securities and Exchange Commission (“SEC”) at www.sec.gov. All references to websites are for your information only. The information contained or linked through any website is not part of, and is  not incorporated by reference into, this Circular.  How to request paper copies of the Meeting Materials  Shareholders may obtain paper copies of the Meeting Materials free of charge by following the instructions provided in the Notice Package. Shareholders may request paper copies of the Meeting Materials for up to one year from the date that this Circular was filed on SEDAR. In order  to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting instructions and the date of the Meeting, your request must be received by TSX Trust,  the Corporation’s transfer agent, by May 19, 2022.  Please note that if you request a paper copy of the Meeting Materials, you will not receive  a new form of proxy or voting instruction form, and therefore you should retain the forms included in the Notice Package in order to vote.  Algonquin / Liberty | 2022 Management Information Circular  11

 Attending the Meeting  The Meeting will be held in a virtual-only format, which will be conducted via live webcast.  Shareholders will not be able to attend the Meeting in person.  Registered Shareholders and duly appointed proxyholders will be able to virtually attend, participate, and vote at the Meeting. Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions, and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set on page 15 under “Registered Shareholders – Voting at the virtual Meeting”.  Non-registered Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote. See “Non-Registered Shareholders – Voting at the virtual Meeting” on page 15.  Registered Shareholders, duly appointed proxyholders, and guests, including non-registered Shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but are  not able to vote.  Log in online at https://web.lumiagm. com/462963965. We recommend that you log in at least 15 minutes before the Meeting starts.  Click “Login” and then enter your Control Number (see below) and password “algonquin2022” (case sensitive).  OR  Click “Guest” and then complete the online form.  For any questions on joining or attending the Meeting or on voting procedures,  please refer to the Virtual Meeting User Guide which is available on the Corporation’s website at www.algonquinpower.com  Meeting  information  Meeting date, time, and format  The Meeting will be held on Thursday, June 2, 2022 at 4:00 p.m. (Eastern Time). This year, out of an abundance of caution and to mitigate risks to the health and safety of our communities, Shareholders,  employees, and other stakeholders, we will once again be holding our Meeting in a virtual-only format, which will be conducted via live webcast. Shareholders  will have an equal opportunity to participate in the Meeting online regardless of their geographic location. The live webcast will be accessible online at https://web.lumiagm.com/462963965, password “algonquin2022” (case sensitive).  12

 Registered Shareholders  The control number located on the form of proxy or in the email notification you received is your “Control Number” for the purposes of logging  in to the Meeting.  Duly appointed proxyholders  TSX Trust will provide proxyholders with a Control Number by email after the proxy voting deadline has passed and the proxyholder has been duly appointed and registered in accordance with the instructions provided in the form of proxy.  If you attend the Meeting, it is important that you are connected to the internet at all times during the  Meeting in order to vote when balloting commences.  It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures.  If you have any difficulties accessing the Meeting, please visit the Frequently Asked Questions page of our webcast provider’s website at https://go.lumiglobal.com/faq  or contact them directly at support@lumiglobal.com.  It is recommended that Shareholders and proxyholders submit their questions as soon as possible during the Meeting so they can be addressed at the right time.  Questions may be submitted in writing by using the relevant dialog box in the function “Ask a question” during the Meeting. Written questions or comments submitted through the dialog box function will be read or summarized by a representative of the Corporation, after which the Chair of the Meeting or members of management present at the Meeting will respond.  Questions relating to a matter to be voted on at the Meeting will be responded to before a vote is held on such matter, if applicable. Following termination  of the formal business of the Meeting, the Corporation will address any appropriate general questions received from Shareholders and duly appointed proxyholders regarding the Corporation.  In order to facilitate a respectful and effective Meeting, only questions of general interest to all Shareholders will be answered. If several questions relate to the same or very similar topic, the Corporation will group the questions and state that it has received similar questions. If there are any matters of individual concern to a Shareholder and not of general concern to all Shareholders, or if a question posed was not otherwise answered, such matters may be raised separately after the Meeting by contacting the Board as set out under “Shareholder engagement” on page 93.  For any questions asked but not answered during the Meeting, a representative of the Corporation will endeavour to follow up after the Meeting.  In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take  such other action as the Chair determines is appropriate considering the circumstances.  Algonquin / Liberty | 2022 Management Information Circular  13

 Non-Registered Shareholders  You are a non-registered Shareholder  (“Non-Registered Holder”) if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution, or depository.  Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies regarding the voting process.  The Corporation has distributed copies of the materials related to the Meeting to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the materials related to the Meeting to Non-Registered Holders and seek voting instructions from them unless  a Non-Registered Holder has waived the right to receive the materials related to the Meeting. Intermediaries often use service companies to forward the materials related to the Meeting to  Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the materials related to the Meeting will:  be given a voting instruction form which must  be completed and signed by the Non-Registered Holder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by internet, telephone, or fax); or  less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares  beneficially owned by the Non-Registered Holder, but which has not otherwise been completed.  The Non-Registered Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or TSX Trust, as described in the notice of meeting. This proxy need not be signed by the Non-Registered Holder.  The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.  Voting  instructions  You can vote your Common Shares  by proxy or at the Meeting. Please follow the instructions that follow based on whether you are a registered or  non-registered Shareholder.  14

 Voting at the virtual Meeting  Non-Registered Holders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting, but will be able to participate as guests. This is because we do not have unrestricted access to the names of our Non-Registered Holders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote unless your intermediary has appointed you as proxyholder.  Should a Non-Registered Holder wish to attend and vote at the Meeting (or have another person attend and vote  on behalf of the Non-Registered Holder), the Non-Registered Holder should follow the instructions for voting at the Meeting that are provided on the voting instruction form  or form of proxy, as applicable, and refer to the instructions set out under the heading “How to appoint a proxyholder” on page 16.  Changing your vote  If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow.  Registered Shareholders  You are a registered Shareholder if you have  a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find  a form of proxy included in the Notice Package.  Voting by proxy  Voting by proxy means you are giving the person  or persons named in your form of proxy the authority to attend the Meeting, or any adjournment, and vote your Common Shares for you. Please mark your vote, sign, date, and follow the return instructions provided in the form of proxy. By doing this, you are giving the Directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting, or any adjournment or postponement thereof.  You can choose another person or company  to be your proxyholder, including someone who is not a Shareholder. You can do so by following the instructions set out under “How to appoint a proxyholder” on the following page.  Voting at the virtual Meeting  You do not need to complete or return your form of proxy if you plan to vote at the Meeting.  Simply follow the instructions set out under “Meeting information – Attending the Meeting” on page 12, to attend the Meeting online and complete a ballot online during the Meeting.  Algonquin / Liberty | 2022 Management Information Circular  15

 Changing your vote  A registered Shareholder who has submitted a proxy may revoke the proxy by delivering a signed  instrument in writing, including another proxy bearing a later date, executed by the registered Shareholder or his or her attorney authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized, by depositing such instrument with TSX Trust before the deadline for filing proxies, or in any other manner permitted by law.  The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation.  If you have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy.  How your proxy will be voted  On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular item then your proxyholder must follow your instructions.  If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder can vote your Common Shares as he or she sees fit.  Processing the votes  Proxies are counted by our transfer agent, TSX Trust.  How to appoint a proxyholder  The following applies to Shareholders who wish to appoint a person (a “third-party proxyholder”) other than the management nominees identified in the form of proxy  or voting instruction form as proxyholder, including  Non-Registered Holders who wish to appoint themselves as proxyholder to attend and vote at the Meeting.  Shareholders who wish to appoint a third-party proxyholder to attend at the Meeting as their proxyholder and vote their Common Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register  that proxyholder online, as described in the following. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving  a Control Number that is required to vote at the Meeting and only being able to attend as a guest.  Step 1 – Submit your form of proxy or voting instruction form  To appoint a third-party proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed  once you have submitted your form of proxy or voting instruction form.  If you are a Non-Registered Holder and wish to vote at the Meeting, you must insert your own name in the space provided on the voting instruction form sent  to you by your intermediary, follow all of the applicable instructions provided by your intermediary, AND register yourself as your proxyholder, as described  in the following. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.  16

 Step 2 – Register your proxyholder  To register a third-party proxyholder, Shareholders must call 1-866-751-6315 (within North America or 212-235-5754 (outside North America) by no later than 4:00 p.m. (Eastern Time) on May 31, 2022 and provide TSX Trust with the required proxyholder contact information so that TSX Trust may provide the third-party proxyholder with a Control Number via email. Without a Control Number, third-party proxyholders will not be able to vote at the Meeting and will only be able to participate  as a guest. Alternatively, a duly appointed proxyholder may request a control number by completing a form online using the following link: https://www.tsxtrust.com/control-number-request.  Non-Registered Holders in the United States:  If you are a Non-Registered Holder located in the United States and wish to vote at the Meeting or,  if permitted, appoint a third-party proxyholder, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to TSX Trust. Requests for registration from Non-Registered Holders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third-party proxyholder must be sent by e-mail  or by courier to: proxyvote@tmx.com (if by e-mail), or TSX Trust Company, Attn: Proxy Dept, 1170 Birchmount Road, Toronto, Ontario, Canada M1P 5E3 (if by courier), and in both cases, must be labeled “Legal Proxy”  and received no later than the voting deadline of 4:00 p.m. (Eastern Time) on May 31, 2022.  Voting results  Following the Meeting, a report on the voting results will be available on the Investors section of our website at www.algonquinpower.com and will  be filed with securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  If you are unable to attend the virtual Meeting...  ...Your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, May 31, 2022, or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.  You may vote by proxy using one of the following methods:  By email to proxyvote@tmx.com  By facsimile to 416-368-2502 or 1-866-781-3111  By touch-tone telephone at 1-888-489-5760  By mail to TSX Trust Company, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1  By internet at www.tsxtrust.com/ vote-proxy  Algonquin / Liberty | 2022 Management Information Circular  17

 Matters to be  acted upon at the Meeting  1. Receipt of  financial statements  The Corporation’s audited consolidated financial statements for the year ended December 31, 2021 and the report of the auditor thereon will be placed before the Shareholders at the Meeting.  The audited consolidated financial statements of the Corporation for the year ended December 31, 2021 are included in the Annual Report. Electronic copies of the Annual Report are available at www.meetingdocuments.com/TSXT/AQN, on Algonquin’s website at www.algonquinpower.com, on SEDAR at www.sedar.com and on EDGAR  at www.sec.gov.  2. Appointment of auditor  The audit committee of the Board of Directors (“Audit Committee”) has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit, and recommends the  re-appointment of Ernst & Young LLP as the independent external auditor of the Corporation for the ensuing year. Ernst & Young LLP has been the auditor of the Corporation since 2013.  The aggregate fees billed by Ernst & Young LLP during the years ended December 31, 2021 and December 31, 2020 were as follows:  Services  2021 fees  2020 fees  Audit fees1  $6,393,021  $5,265,006  Audit-related fees2  $101,458  $101,458  Tax fees3  $552,786  $460,602  Other fees4  $50,000  $-  Total  $7,097,265  $5,827,066  For professional services rendered for audit or review or services in connection with statutory or regulatory filings or engagements.  For assurance and related services that are reasonably related to the performance of the audit or review of Algonquin’s financial statements and not reported under Audit fees, including  audit procedures related to regulatory commission filings.  For tax advisory, compliance, and planning services.  For all other products and services provided by Algonquin’s external auditor.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP  as the auditor of the Corporation until the end of the next annual meeting of Shareholders or until a successor is appointed.  18

 3. Election of Directors  The Corporation’s Articles of Incorporation (“Articles”) provide that the Board is to consist of a minimum  of three and a maximum of 20 Directors. The number of Directors to be elected at the Meeting is nine.  The nine individuals nominated for election as Directors are listed in the “Director nominees” section beginning on page 24 of this Circular. Under the Corporation’s  by-laws, Directors are elected annually. Each Director elected at the Meeting will hold office until the end  of the next annual meeting of Shareholders or until his or her successor is duly elected or appointed.  Management does not contemplate that any of the nominees will be unable to serve as a Director.  If that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in  their discretion.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the election as Directors the proposed nominees whose names are set out in the “Director nominees” section of this Circular starting on page 24.  4. Approval of unallocated options under the  stock option plan  At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution (the “Stock Option Plan Resolution”), in the form attached as Schedule “A” to this Circular, approving the unallocated stock options (“Options”) under the Corporation’s Stock Option Plan, as adopted in 2010 and amended and restated in 2011, 2016, and 2019 (the “Stock Option Plan”). The current Stock Option Plan is attached as Schedule "C" and is also available  on SEDAR at www.sedar.com and on the Corporation’s website. It is described in this Circular under the heading “The Stock Option Plan” on page 70.  Pursuant to the rules and policies of the Toronto Stock Exchange (“TSX”), all unallocated Options, rights, or other entitlements under a securities-based compensation arrangement (which includes the Stock Option Plan) which does not have a fixed maximum aggregate of securities issuable from treasury by the issuer under such an arrangement must be approved by a majority of the issuer’s directors and by the issuer’s securityholders every three years. The Stock Option Plan requires such approvals as it is a “rolling plan”, meaning that, instead of a fixed maximum, the number of Common Shares issuable under the Stock Option Plan is limited by reference to a percentage of the Common Shares outstanding from time to time. Specifically, the maximum aggregate number of Common Shares reserved for issuance upon the exercise of all Options granted under the Stock Option Plan, together with the Common Shares issuable pursuant to grants under all other securities-based compensation arrangements of the Corporation, may not exceed 8% of the issued and outstanding Common Shares  at the time of an Option grant. As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable  under the Stock Option Plan will increase accordingly.  Algonquin / Liberty | 2022 Management Information Circular  19

 Unallocated Options under the Stock Option Plan were last approved at the Corporation’s annual meeting of Shareholders held on June 6, 2019 and, as a result, the three-year term of effectiveness prescribed by the TSX in respect of that approval will expire on June 6, 2022. The Corporation is therefore seeking Shareholder approval of the unallocated Options under the Stock Option Plan at the Meeting.  The number of unallocated Options under the Stock Option Plan at any given time is calculated by  subtracting (i) the number Common Shares issuable pursuant to Options under the Stock Option Plan and pursuant to grants under all other securities-based compensation arrangements of the Corporation from (ii) the number calculated as 8% of the issued and outstanding Common Shares.  As of April 11, 2022 the Corporation had 674,119,003 Common Shares outstanding and 2,686,619 Common Shares issuable under existing Option grants (equal to approximately 0.40% of the outstanding Common Shares). The outstanding Option grants have  a weighted-average exercise price of $17.30 and  a weighted-average remaining term of 6.06 years. As of April 11, 2022 there were 12,000,000 Common Shares issuable from treasury pursuant to grants under all other securities-based compensation arrangements of the Corporation (equal to approximately 1.78% of the outstanding Common Shares). Accordingly, there were unallocated Options to purchase 39,242,901 Common Shares under the Stock Option Plan as of April 11, 2022 (equal to approximately 5.82% of the outstanding Common Shares).  Required Approval  The text of the Stock Option Plan Resolution to approve the unallocated Options under the Stock Option Plan  is set out in Schedule “A” to this Circular.  If the Stock Option Plan Resolution is passed at the Meeting, the Corporation will next be required to seek similar approval from the Shareholders no later than June 2, 2025.  If the Shareholders do not approve the Stock Option Plan Resolution, as of June 6, 2022:  the Corporation will not be permitted to grant further Options under the Stock Option Plan until such time as the required Shareholder approval is obtained in the future; and  all Options that have already been allocated  and granted under the Stock Option Plan that have not yet been exercised will continue unaffected in accordance with their current terms; provided that, where such an Option is cancelled or terminated,  it will not be available for re-grant under the Stock Option Plan until such time as the required Shareholder approval may be obtained in  the future.  In order to be effective, the Stock Option Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by Shareholders, whether  in person or by proxy, in respect of the Stock Option Plan Resolution at the Meeting.  The Board has concluded that the Stock Option Plan is in the best interest of the Corporation and its Shareholders, and unanimously recommends that the Shareholders approve the unallocated Options under the Stock Option Plan by voting FOR the Stock Option Plan Resolution  at the Meeting.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Stock Option Plan Resolution.  20

 5. Advisory vote on executive compensation  In 2012, the Board adopted a policy to provide Shareholders with an annual advisory vote, based on the Model “Say on Pay” policy for boards of directors published by the Canadian Coalition  for Good Governance.  The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy, and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.  Shareholders should review the “Letter to Shareholders from the Human Resources and Compensation Committee” beginning on page 56, the “Corporate governance practices” section beginning on  page 34, and the “Compensation governance” section beginning on page 50 of this Circular before voting  on this matter. The “Compensation discussion and analysis” section beginning on page 61 discusses the Corporation’s compensation philosophy and approach to executive compensation, what our named executive officers (“Named Executive Officers” or “NEOs”, as defined under the heading “Named Executive Officer compensation” on page 64) are paid, and how their level of compensation is determined. This disclosure has been approved by the Board of Directors on  the recommendation of the Human Resources and Compensation Committee of the Board.  We encourage any Shareholder who has comments on the Corporation’s approach to executive compensation to forward these comments to the chair of the Human Resources and Compensation Committee of the Board at Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1, Attention: Corporate Secretary.  At the Meeting, Shareholders will have the opportunity to vote on the Corporation’s approach to executive compensation through consideration of the advisory resolution set out in Schedule "D" of this Circular.  As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take into account the results of the vote, together with feedback received from Shareholders in the course of Shareholder engagement activities, in considering its approach to executive compensation in the future.  In the absence of a contrary instruction, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.  6. Continuation, amendment, and restatement of the shareholder rights plan  The Corporation adopted a shareholder rights plan (the “Rights Plan”) effective June 9, 2010. Since its initial adoption, the Rights Plan has been reconfirmed and approved in amended and restated form  at annual meetings of Shareholders held on April 23, 2013, June 9, 2016, and June 6, 2019.  At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution (the “Rights Plan Resolution”), in the form attached as Schedule "E" to this Circular, approving the continuation, amendment, and restatement of the Rights Plan.  If the Rights Plan Resolution is not passed, the Rights Plan will terminate at the conclusion of the Meeting.  The Rights Plan must be approved by Shareholders at every third annual meeting of Shareholders.  Accordingly, the Rights Plan, including the amendments described below, will be presented at the Meeting for reconfirmation and approval as it was last approved by Shareholders in 2019. If not approved, the Rights Plan will expire and cease to have effect at the termination of  the Meeting. If it is approved at the Meeting, the Rights Plan will be effective and will next require reconfirmation by Shareholders at the 2025 annual meeting of Shareholders.  Algonquin / Liberty | 2022 Management Information Circular  21

 Purpose of the Rights Plan  A rights plan is a common mechanism used by issuers to discourage the making of certain take-over bids (e.g., those structured in such a way as to be coercive or discriminatory in effect) by creating the potential for significant dilution  to any offeror who becomes the beneficial owner of 20% or more of the outstanding shares of the issuer.  The Rights Plan creates this potential through the issuance to all Shareholders of contingent rights to acquire additional Common Shares at a significant discount to the then-prevailing market prices, which could, in certain circumstances, become exercisable by all Shareholders other than the offeror and its joint actors. An offeror can avoid this dilution by making a “Permitted Bid” (as defined in the Rights Plan), negotiating with the Board to have the Rights Plan waived, or by applying to a securities commission to “cease trade” the rights issued under the Rights Plan if the Corporation cannot develop an auction. Any of these approaches will give the Board more control over any sale process and increase the likelihood of  a better offer to the Corporation’s Shareholders in the context of a take-over bid for the Corporation.  In proposing approval of the continuation of the Rights Plan at the 2019 annual general meeting, the Board considered the then existing legislative framework governing take-over bids in Canada (the "TOB Regime"), including significant amendments made in 2016.  As the legislative amendments made in 2016 do not apply to exempt take-over bids, there was at the time of the approval of the Rights Plan in 2019, and there continues to be, a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders.  Some remaining areas of concern include:  protecting against “creeping bids” (the accumulation of more than 20% of the Common Shares through purchases exempt from the TOB Regime, such as:  purchases from a small group of Shareholders under private agreements at a premium to the market price not available to all Shareholders; (ii) acquiring control through the slow accumulation of Common Shares  not available to all Shareholders; (iii) acquiring control through the slow accumulation of Common Shares over a stock exchange without paying a control premium;  or (iv) through other transactions outside of Canada not subject to the TOB Regime) and requiring the bid to be made to all Shareholders; and  the use of so-called “hard” lock-up agreements by bidders whereby existing Shareholders commit to tender their Common Shares to a bidder’s take-over bid in lock-up agreements that are either irrevocable or revocable but subject to preclusive termination conditions. Such agreements could have the effect of deterring other potential bidders from bringing  forward competing bids, particularly where the number of locked-up Common Shares would make it difficult or unlikely for a competing bidder’s bid  to achieve the 50% minimum tender requirement imposed by the TOB Regime.  By applying to all acquisitions of greater than 20% of Common Shares, except in limited circumstances including “Permitted Bids”, the Rights Plan is designed to ensure that all Shareholders receive equal treatment. In addition,  the Rights Plan is designed to prevent lock-up agreements that are not in the best interest of the Corporation or  its Shareholders and to encourage bidders to structure lock-up agreements so as to provide the locked-up Shareholders with reasonable flexibility to terminate such agreements in order to deposit their Common Shares to a higher value bid or support another transaction offering greater value.  Approval of the Rights Plan is not being proposed in response to, or in anticipation of, any pending or  threatened take-over bid, nor to deter take-over bids generally. As of the date of this Circular, the Board is not aware of any third party considering or preparing any proposal to acquire control of the Corporation. The primary objectives of the Rights Plan are to ensure, in the context of a bid for control of the Corporation through an acquisition of the Common Shares, that Shareholders have an equal opportunity to participate in a bid, to lessen the pressure to tender typically encountered by a shareholder of an issuer that is subject to a bid and to ensure the Board is able to explore and develop alternatives for maximizing Shareholder value.  The Rights Plan that Shareholders will be asked to consider and approve at the Meeting is identical in all material respects to the Rights Plan approved at the annual meeting of Shareholders held on June 6, 2019. A summary of the  key features of the Rights Plan is attached as Schedule "F" hereto and a blackline copy of the Rights Plan is attached as Schedule "G" hereto showing proposed amendments  of a non-substantive, technical, and administrative nature, including to update dates and to reflect that TSX Trust Company is the successor to AST Trust Company (Canada) as rights agent under the Rights Plan as a result of an amalgamation of the two entities. The complete text of  the existing Rights Plan is available on the Corporation’s website at www.algonquinpower.com. Copies of both the current Rights Plan and the proposed amended and  restated Rights Plan are also available to any Shareholder upon request to the Vice President, Investor Relations  of the Corporation. Shareholders wishing to receive a copy of the Rights Plan should contact the Vice President, Investor Relations by telephone at 905-465-4500 or by facsimile at 905-465-4514. If approved, the complete  text of the amended and restated Rights Plan will be filed on SEDAR at www.sedar.com after the Meeting.  22

 Required Approval  The text of the Rights Plan Resolution to approve the continuation, amendment, and restatement of  the Rights Plan is set out in Schedule "E" to this Circular.  The amended and restated Rights Plan has been conditionally approved by the TSX, subject to Shareholder approval as discussed below.  To be effective, the Rights Plan Resolution must be approved by: (i) a simple majority of 50% plus one vote of the votes cast by Shareholders, whether in person or by proxy, in respect of the Rights Plan Resolution at the Meeting; and (ii) a simple majority of 50% plus one vote of the votes cast by the Independent Shareholders (as defined in the Rights Plan), whether in person or by proxy, in respect of the Rights Plan Resolution at the Meeting. If the Rights Plan Resolution is passed  at the Meeting, then the Rights Plan will become effective as of the date the Rights Plan Resolution is passed.  As of the record date for the Meeting, based on publicly available information, to the knowledge of the Corporation there are no Shareholders that are not Independent Shareholders within the meaning of the Rights Plan. If the Rights Plan Resolution is not passed at the Meeting, the Rights Plan will not become effective and the current Rights Plan will terminate  at the termination of the Meeting.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution.  Recommendation  of the Board of Directors  Rights plans have been adopted and reconfirmed by  a large number of publicly held corporations in Canada. The Board has reviewed the Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design and has confirmed that the terms of the Rights Plan are substantially similar to those plans. Based on its review, the Board has determined that it is advisable and in the best interests of the Corporation and its Shareholders that the Corporation has in place a shareholder rights plan in the form of the Rights Plan. Accordingly, the Board recommends a vote FOR the continuation, amendment, and restatement of the Rights Plan.  The Board reserves the right to alter any terms of,  or not proceed with, the Rights Plan at any time prior to the Meeting if the Board determines that it would be in the best interests of the Corporation and its Shareholders to do so, in light of any developments subsequent to the date of this Circular.  Algonquin / Liberty | 2022 Management Information Circular  23

 Director  nominees  The following pages set forth the name and background information with respect to the  nine persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, the person’s principal occupation or employment for the past five years, a summary of his or her experience, the year such  person was first elected as a Director, the Director’s attendance at meetings of the Board and the committees of the Board (the “Committees”) in 2021, other public company directorships held during the last five years, and the number and value  of Common Shares and Deferred Share Units (“DSUs”) beneficially owned, directly or indirectly, or over which control or direction is exercised,  by such person (as furnished by the respective nominee). Eight of the nine nominees for the Board currently serve as Directors and two are standing for election by Shareholders for the first time (Daniel Goldberg having been appointed to  the Board by the Directors on March 28, 2022). The aggregate number of Common Shares held by the nominee Directors of the Corporation is 155,463 which represents 0.02% of the issued and outstanding Common Shares. Share ownership  levels and values for the Directors are calculated as at, and using, the 20-day trailing volume-weighted average price of the Common Shares on the TSX  as of January 4, 2022.  Director share ownership requirements  To align the interests of each Director with those of our Shareholders, under the Non-Employee Director Share Ownership Guideline, the Corporation requires each Director to hold a minimum level of equity in the Corporation. In August 2019, the Non-Employee Director Share Ownership Guideline was amended to increase the required level of share ownership from three to four times the annual board retainer or  annual board chair retainer, as applicable. The equity ownership requirement applicable for 2021 for the Chair of the Board (“Chair of the Board” or “Chair”) was $1,394,580 and for each non-employee Director was $887,460. Each Director has until the later of:  December 31 of the fifth year following the year of first appointment as a Director; or  December 31, 2024 to achieve the increased level of share ownership required under the amended Non-Employee Director Share Ownership Guideline. See “Director share ownership guideline” on page 40 of this Circular.  The share ownership target for Mr. Banskota, who is also a member of management and therefore  subject to the Executive Share Ownership Guideline, is seven times base salary, or $6,783,000 for 2021.  Mr. Banskota has until July 17, 2025, the fifth anniversary from his date of appointment as CEO, to achieve the level of share ownership required under the Executive Share Ownership Guideline. See “Executive Share Ownership Guideline” starting on page 79.  For non-employee Directors, holdings considered are Common Shares and DSUs. Compliance  with the Non-Employee Director Share Ownership Guideline is measured on the first trading day of each year using the 20-day trailing volume-weighted average price of the Common Shares on the TSX.  As such, Share ownership levels and values for the non-employee Directors are calculated  as of January 4, 2022 using the 20-day trailing volume-weighted average price of the Common Shares on the TSX of $17.8640. Dollar amounts for equity ownership values for the non-employee Directors have been converted to C$ using a rate of C$1.2678 / US$1.00 as of December 31, 2021.  24

 Majority voting  for election of Directors  Under the Corporation’s majority voting policy, where a nominee for Director (the “Subject Director”)  is not elected by at least a majority (50% plus one vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender  his or her resignation to the Board. The Corporate Governance Committee of the Board (“Corporate Governance Committee”) will, within 90 days of the Meeting, determine whether to accept the Subject Director’s resignation, which resignation should  be accepted absent exceptional circumstances. Any resignation tendered under the policy will become effective when accepted by the Board.  As soon as practicable following receipt of the resignation of the Subject Director:  the Corporation will issue a press release with the Board’s decision, including, in the case of the Board not accepting the resignation, the  reasoning behind such decision, a copy of which press release will be provided to the TSX; and  the Board may: (a) leave the resultant vacancy  on the Board unfilled until the next annual meeting of Shareholders; (b) fill the vacancy through  the appointment of a Director whom the Board considers to merit the confidence of the Shareholders; or (c) call a special meeting  of the Shareholders to consider the election of a nominee recommended by the Board to fill the vacant position.  The Subject Director will not participate in any meetings of the Board at which his or her resignation is considered. However, in certain circumstances, the Subject Director may be present at the beginning of such meeting for the purposes of meeting quorum requirements, then shall recuse himself or herself and shall not participate in such meeting.  Following any uncontested meeting of Shareholders at which Directors are elected, the Corporation  will issue a press release disclosing the detailed voting results for each director candidate. If a formal count is not conducted, votes represented by proxy shall be disclosed.  The majority voting policy applies only in circumstances involving an uncontested election of Directors, meaning an election in which the number of nominees for Director is equal to the number of Directors to be elected.  In 2021, each Director received the requisite support from Shareholders, and since the adoption of the majority voting policy, all nominees for Director have received a majority “FOR” vote at the Corporation’s meetings of Shareholders.  Algonquin / Liberty | 2022 Management Information Circular  25

 Director skills matrix  The Corporate Governance Committee has developed the Board skills matrix set out below.  The skills matrix is reviewed annually by the Corporate Governance Committee to ensure that  it remains relevant and reflects the addition of any new skills requirement that may be identified from time to time as the Corporation’s needs evolve. The following chart outlines the key areas of expertise and experience for each Director nominee.  1. Definitions of skills and competencies:  Independent: In accordance with National Instrument 52-110  CEO / senior executive: CEO or senior executive experience with a large publicly traded organization  Governance / other directorships: Director of public company and/or significant governance role  Customer / stakeholder: Experience in managing stakeholders or represents stakeholder group  Energy sector: Senior executive experience in the energy sector  Utility sector: Senior executive experience in the utility sector  Mergers & acquisitions / growth strategy: Senior executive experience with mergers, acquisitions, and/or business growth strategy  Compensation and human resources: Understanding and experience with human resources issues and compensation policies  Financial: Senior financial executive experience  Legal and regulatory: Legal and regulatory experience  Startup/entrepreneurial/disruptive experience: Experience as a founder/ entrepreneur or senior executive of a newly formed business or a business in an industry that has been disrupted  Diverse business sector experience: Experience in business sectors or industries other than utilities, energy, or power generation  26  Arun Banskota  Melissa Stapleton Barnes  Amee Chande  Daniel Goldberg  Christopher Huskilson  D. Randy Laney  Kenneth Moore  Masheed Saidi  Dilek Samil  Gender  M / F  Tenure   0 to 5 years    5 to 10 years   11+ years  Age  59 and under  60 to 69  70+  Competencies1  Independent  CEO / senior executive  Governance / other directorships  Customer / stakeholder  Energy sector  Utility sector  Mergers & acquisitions / growth strategy  Compensation and human resources  Financial  Legal and regulatory  Startup/ entrepreneurial/ disruptor experience  Diverse business sector experience

 Highlights – Board nominees  100%  have M&A / growth strategy experience.  8 of 9  are independent.  4.63 years  Average tenure of the Board  100%  have governance experience.  50%  of independent nominee Directors are women.  50%  of independent nominee Directors are U.S. based.  Algonquin / Liberty | 2022 Management Information Circular  27

 Director  nominee profiles  Board and Committee meetings attendance – 12 of 12 meetings 100%  Common Shares and share equivalents  Common Shares: 52,963 Value: $946,131  Board 12 of 12  DSUs: N/A Value: $N/A  Total value shares Value: $946,131 and DSUs  Voting results for 2021  For: 279,209,311 99.81%  Withheld: 530,229 0.19%  Shareholding requirement 14%  Required value: $6,783,000  Other public company directorships  Status: Target to be met by July 17, 2025.  Atlantica Sustainable 2020 to present Infrastructure plc  Arun Banskota  Oakville, Ontario, Canada • Age 61 • Director since 2020 • Non-Independent  Arun Banskota is the President and Chief Executive Officer of Algonquin. Prior to that, he was Vice President, Data Center Global Services and Energy Team at Amazon.com, and was responsible for the planning, engineering, and delivery of global datacenter  capacity for Amazon Web Services, a high-growth global market leader of cloud services. Mr. Banskota previously served as President and CEO of EVGo, a high-growth start-up division of NRG created to build scale and presence in the emerging electrical vehicle infrastructure sector. Mr. Banskota was also Managing Director, Global Power, El Paso Corporation where he had responsibility for a global portfolio of power plants and project development. He was also on the leadership team for a large-scale solar power company and has successfully managed project development and financing for solar, wind, and natural gas projects. Mr. Banskota holds a Master of Arts from the University  of Denver and a Master of Business Administration from the University of Chicago.  Key skills and experience  CEO / senior executive  Governance / other directorships  Customer / stakeholder  Energy sector  Utility sector  Mergers & acquisitions / growth strategy  Compensation and human resources  Financial  Legal and regulatory  Start-up/entrepreneurial/disruptor experience  Diverse business sector experience  28

Melissa Stapleton Barnes

Carmel, Indiana, United States • Age 54 • Director since 2016 • Independent

Melissa Barnes was formerly Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer for Eli Lilly and Company ("**Lilly**"), a global research-based pharmaceutical company. Ms. Barnes held that role at Lilly from 2013 to 2021 and was an executive officer and a member of Lilly's executive committee. Previous roles at Lilly include Vice President and Deputy General Counsel from 2012 to 2013; and General Counsel, Lilly Diabetes and Lilly Oncology from 2010 to 2012.

Ms. Barnes holds a Bachelor of Science in Political Science and Government (with highest distinction) from Purdue University and a Juris Doctorate from Harvard Law School. Ms. Barnes is a Licensed Attorney with the Indiana State Bar, serves on the Dean's Advisory Council for Purdue University's College of Liberal Arts, and is on the board of the Ethics Research Council. Ms. Barnes is Immediate Past Chair of the Ethics and Business Integrity Committee for the International Federation of Pharmaceutical Manufacturers and Associations.

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Mergers & acquisitions / growth strategy
- Compensation and human resources
- Legal and regulatory
- Diverse business sector experience

Board and Committee meetings attendance – 25 of 25 meetings	100%
Board	12 of 12
Audit Committee	7 of 7
Corporate Governance Committee (appointed September 29, 2021)	2 of 2
Risk Committee	4 of 4

Voting results for 2021		
For:	279,043,669	99.75%
Withheld:	695,871	0.25%

Other public company directorships	None

Common Shares and share equivalents			
Common Shares:	-	Value:	$-
DSUs	44,996	Value:	$803,809
Total value shares and DSUs		Value:	$803,809

Shareholding requirement	91%
Required value:	$887,460
Status:	Target to be met by December 31, 2024[1]

1. Ms. Barnes's ownership met the target amount prior to the 2019 amendments to the Non-Employee Director Share Ownership Guideline.



Amee Chande

Vancouver, British Columbia, Canada • Age 47 • Proposed for nomination 2022 • Independent

Amee Chande is a corporate director and strategy consultant. Ms. Chande is a senior advisor to leading companies in the mobility sector such as ChargePoint. In 2019, Ms. Chande was Chief Commercial Officer for Waymo, Google's self-driving car project, where she was responsible for defining the overall strategy and laying the foundation for a strong commercial business. From 2015 to 2018, she was a Managing Director at Alibaba Group where she was the first senior executive hired to lead globalization. Ms. Chande has also held divisional Managing Director and Chief Executive Officer roles at global retailers including Tesco, Staples, and Wal-Mart in both Europe and the United States. She began her career as a strategy consultant with McKinsey & Company. Ms. Chande serves on the Advisory Board of Livingbridge Private Equity, is a director of Thumbtack, Inc., and is an active volunteer with the World Association of Girl Guides and Girl Scouts where she recently completed her term as a member of the World Board.

Ms. Chande holds a Bachelor of Business Administration degree from Simon Fraser University, a Master of Science degree from the London School of Economics, and a Master of Business Administration from Harvard Business School.

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Mergers & acquisitions / growth strategy
- Financial
- Start-up/entrepreneurial/disruptor experience
- Diverse business sector experience

Board and Committee meetings attendance
Nominated for election in 2022

Voting results for 2021		
For:	N/A	N/A
Withheld:	N/A	N/A

Other public company directorships	
Air Canada	2020 to present
Signature Aviation plc	2018 to 2021

Common Shares and share equivalents			
Common Shares:	-	Value:	$-
DSUs:	-	Value:	$-
Total value shares and DSUs		Value:	$-

Shareholding requirement	-%
Required value:	$887,460
Status:	Target to be met by December 31, 2027[1]

1. If elected as a Director, Ms. Chande has until December 31, 2027 to achieve ownership targets under the amended Non-Employee Director Share Ownership Guideline.

Algonquin / Liberty | 2022 Management Information Circular 29

Daniel Goldberg

Ottawa, Ontario, Canada • Age 57 • Director since 2022 • Independent

Dan Goldberg has been the President and Chief Executive Officer of Telesat Corporation since 2006. Prior to joining Telesat, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held following the purchase of New Skies by SES. During that time, Mr. Goldberg also served as a member of the SES Executive Committee. Prior to becoming Chief Executive Officer, he served as Chief Operating Officer of New Skies and prior to that as New Skies General Counsel. Before joining New Skies, Mr. Goldberg served as Associate General Counsel and Vice President of Government and Regulatory Affairs at PanAmSat. He began his career as an associate at Covington & Burling and then Goldberg, Godles, Wiener & Wright, law firms in Washington D.C.

Mr. Goldberg obtained a Bachelor of Arts in History from the University of Virginia and a Juris Doctor from Harvard Law School.

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Mergers & acquisitions / growth strategy
- Compensation and human resources
- Financial
- Legal and regulatory
- Start-up/entrepreneurial/ disruptive experience
- Diverse business sector experience

Board and Committee meetings attendance

Appointed 2022

Voting results for 2021

For:	N/A	N/A
Withheld:	N/A	N/A

Other public company directorships

Telesat Corporation	2021 to present
MDC Partners, Inc.	2016 to 2020

Common Shares and share equivalents

Common Shares:	-	Value:	$-
DSUs:	-	Value:	$-
Total value shares and DSUs		Value:	$-

Shareholding requirement -%

Required value: $887,460

Status: Target to be met by December 31, 2027[1]

1. Mr. Goldberg became a Director in 2022 and has until December 31, 2027 to achieve ownership targets under the amended Non-Employee Director Share Ownership Guideline.



Christopher Huskilson

Wellington, Nova Scotia, Canada • Age 64 • Director since 2020 • Independent

Mr. Huskilson is the President and CEO of 5-H Holdings Inc. and the Chair of XOCEAN Ltd. He was formerly the CEO of Emera Inc., a geographically diverse energy and service company based in Halifax, Nova Scotia that grew from $3 billion in assets to $30 billion during his term as CEO. Mr. Huskilson was a Director of the Corporation from 2009 to 2016. He has also served as a member on the boards of a number of public and private companies in Canada and internationally, including community-based not-for-profit organizations.

Since leaving Emera in 2018, Mr. Huskilson has been active in the Atlantic Canadian start-up ecosystem. He is a founding partner and active mentor in Creative Destruction Lab (CDL - Atlantic) which is an objectives-based program for massively scalable, seed-stage science and technology-based companies. He is also a founding member of Canada's Ocean Supercluster and is a founding director at Endeavour Canada, a mentor and investor in start-up companies. Mr. Huskilson is a member of the Association of Professional Engineers of Nova Scotia and is a past Chair of the Canadian Electricity Association, the Greater Halifax Partnership, and the Energy Council of Canada.

Mr. Huskilson holds a Bachelor of Science in Engineering, a Master of Science in Engineering, and a Doctor of Science, Honoris Causa from the University of New Brunswick.

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Energy sector
- Utility sector
- Mergers & acquisitions / growth strategy
- Compensation and human resources
- Financial
- Legal and regulatory
- Start-up/entrepreneurial/ disruptor experience
- Diverse business sector experience

Board and Committee meetings attendance – 27 of 28 meetings 96%

Board	12 of 12
Audit Committee	7 of 7
Human Resources and Compensation Committee	8 of 8
Risk Committee (appointed September 29, 2021)	0 of 1

Voting results for 2021

For:	279,131,852	99.78%
Withheld:	607,688	0.22%

Other public company directorships

Tampa Electric Company	2016 to 2019
Emera Incorporated	2004 to 2018

Common Shares and share equivalents

Common Shares:	38,385	Value:	$685,710
DSUs:	14,092	Value:	$251,739
Total value shares and DSUs		Value:	$937,449

Shareholding requirement 106%

Required value: $887,460

Status: Target met

30

D. Randy Laney

Farmington, Arkansas, United States • Age 67 • Director since 2017 • Independent

D. Randy Laney was Chairman of the Board of The Empire District Electric Company ("**Empire**") from 2009 to 2017. He joined the Empire board in 2003 and served as the Non-Executive Vice Chairman from 2008 to 2009 and Non-Executive Chairman from April 23, 2009 until Algonquin's acquisition of Empire on January 1, 2017.

Mr. Laney, semi-retired since 2008, held numerous senior-level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions including Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer. In addition, Mr. Laney has provided strategic advisory services to both private and public companies and served on numerous profit and not-for-profit boards. Mr. Laney brings significant management and capital markets experience, and strategic and operational understanding to his position on the Board.

Mr. Laney holds a Bachelor of Science and a Juris Doctor from the University of Arkansas.

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Utility sector
- Mergers & acquisitions / growth strategy
- Compensation and human resources
- Financial
- Legal and regulatory
- Diverse business sector experience

Board and Committee meetings attendance – 27 of 27 meetings	100%
Board	12 of 12
Audit Committee	1 of 1
Corporate Governance Committee (Chair)	6 of 6
Human Resources and Compensation Committee	8 of 8

Voting results for 2021		
For:	279,104,688	99.77%
Withheld:	634,852	0.23%

Other public company directorships	
Empire District Electric Company	2009 to 2017

Common Shares and share equivalents			
Common Shares:	16,000	Value:	$285,824
DSUs:	36,985	Value:	$660,700
Total value shares and DSUs		Value:	$946,524

Shareholding requirement	107%
Required value:	$887,460
Status:	Target met



Kenneth Moore

Chair of the Board • Toronto, Ontario, Canada • Age 63 • Director since 2009[1] • Independent

Kenneth Moore is the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings.

Mr. Moore holds the Chartered Financial Analyst designation and has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of C. Dir. (Chartered Director).

Key skills and experience

- Governance / other directorships
- Customer / stakeholder
- Mergers & acquisitions / growth strategy
- Financial
- Legal and regulatory
- Diverse business sector experience

Board and Committee meetings attendance – 12 of 12 meetings	100%
Board (Chair)	12 of 12

Voting results for 2021		
For:	267,779,544	95.72%
Withheld:	11,959,996	4.28%

Other public company directorships: None

Common Shares and share equivalents			
Common Shares:	18,000	Value:	$321,552
DSUs:	229,748	Value:	$4,104,218
Total value shares and DSUs		Value:	$4,425,770

Shareholding requirement	317%
Required value:	$1,394,580
Status:	Target met

1. Prior to becoming a director of the Corporation, from 1998 to 2009, Mr. Moore served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

Algonquin / Liberty | 2022 Management Information Circular 31

Masheed Saidi

Dana Point, California, United States • Age 67 • Director since 2014 • Independent

Masheed Saidi has over 30 years of operational and business leadership experience in the electric utility industry. From 2010 to 2017, Ms. Saidi was an Executive Consultant with the Energy Initiatives Group, a specialized group of experienced professionals that provide technical, commercial, and business consulting services to utilities, ISOs, government agencies, and other organizations in the energy industry. Between 2005 and 2010, Ms. Saidi was the Chief Operating Officer and Executive Vice President of U.S. Transmission for National Grid USA and was responsible for all aspects of its U.S. transmission business. Ms. Saidi previously served on the board of directors of the Northeast Energy and Commerce Association and served as chair of the board for the not-for-profit organization Mary's Shelter.

Ms. Saidi earned a bachelor's degree in Power System Engineering from Northeastern University and her Master of Electrical Engineering from the Massachusetts Institute of Technology. Ms. Saidi is a Registered Professional Engineer (P.E.).

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Energy sector
- Utility sector
- Mergers & acquisitions / growth strategy
- Compensation and human resources
- Legal and regulatory

Board and Committee meetings attendance – 22 of 22 meetings	100%
Board	12 of 12
Corporate Governance Committee	6 of 6
Risk Committee (Chair)	4 of 4

Voting results for 2021		
For:	279,089,815	99.77%
Withheld:	649,725	0.23%

Other public company directorships	None

Common Shares and share equivalents			
Common Shares:	15,115	Value:	$270,014
DSUs:	56,166	Value:	$1,003,153
Total value shares and DSUs		Value:	$1,273,167

Shareholding requirement	144%
Required value:	$884,460
Status:	Target met



Dilek Samil

Las Vegas, Nevada, United States • Age 66 • Director since 2014 • Independent

Dilek Samil has over 30 years of finance, operations, and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and retired as Executive Vice President and Chief Operating Officer. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for Cleco Power. Ms. Samil also served as Cleco Power's Chief Financial Officer and led the company's efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco Power, Ms. Samil spent close to 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area. Ms. Samil holds a Bachelor of Science from the City College of New York and a Master of Business Administration from the University of Florida.

Key skills and experience

- CEO / senior executive
- Governance / other directorships
- Customer / stakeholder
- Energy sector
- Utility sector
- Mergers & acquisitions / growth strategy
- Compensation and human resources
- Financial
- Legal and regulatory

Board and Committee meetings attendance – 27 of 27 meetings	100%
Board	12 of 12
Audit Committee	7 of 7
Human Resources and Compensation Committee (Chair)	8 of 8

Voting results for 2021		
For:	277,098,832	99.06%
Withheld:	2,640,708	0.94%

Other public company directorships	None

Common Shares and share equivalents			
Common Shares:	15,000	Value:	$267,960
DSUs:	57,230	Value:	$1,022,357
Total value shares and DSUs		Value:	$1,290,317

Shareholding requirement	146%
Required value:	$884,460
Status:	Target met

32

Meeting attendance

The following table sets out the attendance in 2021 of each Director nominee (other than Ms. Chande and Mr. Goldberg who are standing for election to the Board for the first time at the Meeting) at meetings of the Board and the respective Committees noted:

Name	Board		Audit Committee		Corporate Governance Committee		Human Resources & Compensation Committee		Risk Committee	
Arun Banskota	12/12	100%	-	-	-	-	-	-	-	-
Melissa S. Barnes	12/12	100%	7/7	100%	2/2[1]	100%	-	-	4/4	100%
Christopher Huskilson	12/12	100%	7/7	100%	-	-	8/8	100%	0/1[2]	0%
D. Randy Laney	12/12	100%	1/1[3]	100%	6/6	100%	8/8	100%	-	-
Kenneth Moore	12/12	100%	-	-	-	-	-	-	-	-
Masheed Saidi	12/12	100%	-	-	6/6	100%	-	-	4/4	100%
Dilek Samil	12/12	100%	7/7	100%	-	-	8/8	100%	-	-

1. Ms. Barnes joined the Corporate Governance Committee on September 29, 2021.
2. Mr. Huskilson joined the Risk Committee on September 29, 2021.
3. Mr. Laney ceased to be a member of the Audit Committee on March 30, 2021.

Corporate cease trade orders, bankruptcies, penalties, or sanctions

To the Corporation's knowledge, no proposed Director of the Corporation is, or within the 10 years prior to the date of this Circular has been, a director, chief executive officer, or chief financial officer of any company (including Algonquin) that: (i) was subject to a cease trade order that was issued while acting in the capacity as director, chief executive officer, or chief financial officer; or (ii) was subject to such an order that was issued after that person ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.

No proposed Director of the Corporation is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Algonquin) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets. In addition, no proposed Director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of that person.

To the Corporation's knowledge, no proposed Director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed Director.

Algonquin / Liberty | 2022 Management Information Circular 33

 Corporate  governance practices  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators requires the disclosure by each reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices.  Corporate governance highlights  The positions of Chair of the Board and CEO are separate.  The Chair of the Board, chair of the Audit Committee, chair of the Corporate Governance Committee, chair of the Human Resources and Compensation Committee (“HRCC”), and chair of the Risk Committee are each independent in accordance with applicable standards in National Instrument 52-110 – Audit Committees (“NI 52-110”) as well as New York  Stock Exchange (“NYSE”) corporate governance standards applicable to boards of directors (the "NYSE Standards").  The Board oversees the Corporation’s strategy and actively participates in the annual strategic planning process which results in Algonquin’s strategic plan.  The Board oversees the Corporation’s risk management and has established the Risk Committee as a committee of the Board to enhance that risk oversight role.  The Board has written position descriptions for the Chair of the Board, the Committee chairs, and the CEO.  New Directors are recruited on the basis that they will make a strong contribution and provide the diversity, background, skills, and experience needed by the Board in view of the Corporation’s strategy.  34

 New Directors participate in a formal orientation process.  All Directors are provided support for continuing education to maintain a high level of understanding of, and expertise in, the businesses, investments, and risks of the Corporation to enhance their contribution as Directors.  Creating a culture of integrity begins with the tone at the top. Directors, officers, and employees are required to annually complete an online ethics and policy training module or to sign an acknowledgment that they have reviewed and understood the Corporation’s written Code of Business Conduct and Ethics (the “Code of Conduct”).  All meetings of the Board of Directors and all Committees provide an opportunity for an in-camera session during which management of the Corporation is not present.  Each Committee has an opportunity at each meeting to meet in camera with senior leaders other than the CEO. These in-camera sessions in the case of the Audit Committee are with the CFO and the Vice President, Internal Audit (separately); in the case of  the Corporate Governance Committee, with the Chief Legal Officer; in the case of the HRCC, with the Chief Human Resources Officer; and in the case of the Risk Committee, with the Chief Compliance and Risk Officer.  The Board is exposed to levels of management within the Corporation in addition to executive management. It is believed that Board exposure to other levels of management facilitates successful succession planning for the Corporation.  The Board annually assesses its performance in order to identify ways to improve its effectiveness and the performance of the Chair of the Board, individual Directors, and the Committees.  The Board has a policy to annually provide advisory votes on executive compensation.  The Board has adopted a compensation clawback policy.  The Board has adopted a board retirement policy.  The Board has adopted a diversity policy.  Board of Directors  The Corporation’s Articles currently provide that the Board have a minimum of three and a maximum of 20 directors. Within those parameters, the Board is authorized to determine the number of Directors by resolution from time to time. The size of the Board is currently set at nine.  Independence  The Board has determined that in accordance with applicable standards in NI 52-110 and the NYSE Standards, all nominees, with the exception of Mr. Banskota,  are considered “independent”. Mr. Banskota Is not independent because he is the President and CEO.  Independent chair  Mr. Moore, the Chair of the Board, is independent within the meaning of applicable standards in NI 52-110 and the NYSE Standards. The position description of the Chair of the Board requires that the Chair be independent.  Mandate  The Board has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. A copy of the “Mandate of the Board of Directors” is provided in Schedule "H" hereto and is also available on  the Corporation’s website at www.algonquinpower.com.  Algonquin / Liberty | 2022 Management Information Circular  35

 Direct involvement in the strategic planning process  Executive management, in collaboration with the Board, develops a strategic plan through, among other things, participation at one or more strategic planning meetings each year. The development of the strategic plan includes consideration of both internal and external expert advice. Pursuant to the Mandate of the Board of Directors, oversight and guidance of the Corporation’s strategy  is one of the primary roles of the Board, as the corporate strategy determines the annual and long-term objectives for the Corporation. The Board regularly evaluates  the performance of the Corporation in relation to the approved strategy. A strategy focused discussion is a standing agenda item at each quarterly Board meeting.  Risk management  Pursuant to the Mandate of the Board of Directors,  the Board is responsible for overseeing the implementation by management of appropriate systems to identify, assess, report, and manage the principal risks faced by the Corporation. The Board has established the Risk Committee (see disclosure on page 41 under the heading “Committees  of the Board of Directors”) to assist the Board in the fulfillment of this mandate. Board oversight of financial and accounting risks is provided by the Audit Committee.  As part of the risk management processes, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by Algonquin’s internal Enterprise Risk Management (“ERM”) team. Risk information is sourced throughout the organization using a variety of methods including risk identification interviews and workshops,  as well as surveys. Key risks and associated mitigation strategies are reviewed by the executive-level ERM Council and are presented to the Risk Committee periodically.  Significant risk categories assessed include public and employee safety, environment, natural disasters, security (physical and cyber), financial reporting, operations, compliance, privacy, conduct, supply chain, organizational effectiveness, contracts, budget, capital projects, return on M&A activity, markets, liquidity, strategic, and regulatory.  Risks are assessed consistently across the organization using a common risk scoring matrix to assess impact  and likelihood. Financial, reputation, and safety implications are among those considered when determining the impact of a potential risk. Risk treatment priorities are established based upon these risk assessments and incorporated into the development of Algonquin’s strategic and business plans.  The development and execution of risk management action plans for the organization’s top risks are actively monitored by the executive team. Algonquin’s internal audit team is responsible for conducting audits to validate and test the effectiveness of controls for the key risks.  Audit findings are discussed with business owners and reported to the Audit Committee on a quarterly basis.  All material changes to exposures, controls, or treatment plans of key risks are reported to the ERM team, ERM Council, and the relevant Board Committee for consideration.  Algonquin’s ERM framework follows the guidance of  ISO 31000:2009 and the COSO Enterprise Risk Management Integrated Framework. The Board oversees management to ensure the risk governance structure and risk management processes are robust, and that Algonquin’s risk appetite is considered in decision-making across  the organization.  Internal controls  The Board is responsible for monitoring the integrity of our internal controls and management information systems. The Board has delegated internal control oversight responsibilities to the Audit Committee, which includes monitoring the system of internal control over financial reporting. The Audit Committee reviews quarterly and annual financial statements and recommends them  to the Board for approval. Algonquin’s Vice President, Internal Audit has a direct reporting relationship to the chair of the Audit Committee and updates the Audit  Committee quarterly on internal audit activities including assessments of the design and operating effectiveness of the system of internal controls over financial reporting and the preparation of financial statements for external reporting purposes.  36

 Succession planning  The Board has included management succession planning as part of the mandate of the HRCC. The HRCC has responsibility for ensuring that a succession planning process is in place across the organization and for reviewing this process on an annual basis.  Succession planning is viewed by the HRCC as an ongoing process for identifying and developing the talent, leadership, and skills necessary to ensure the Corporation has the continued capability to meet future strategic objectives and fulfill key organizational roles in the future.  The HRCC is mandated to make recommendations to the Board of Directors with respect to succession planning including: (i) policies and principles for the selection and performance review of the executive officers, and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an  executive officer; and (iii) policies and plans related to the appointment, training, and monitoring of potential successors to executive officers.  Where employees are considered potential successors, a long-term professional development plan is established to further align the employees’ personal development plans with the long-term succession needs of the Corporation. Where no internal succession candidate is identified, the Corporation expects to source a potential successor through external hiring. In this instance, a plan would be established to provide for filling the role on an interim basis pending the external hire.  The HRCC also ensures that the Corporation has human resources policies and processes in place for senior management to review the performance of their team members at minimum on an annual basis and develop plans for personal growth and career advancement.  Board and director assessments  The Board recognizes the value of ongoing assessment of its effectiveness in order to identify ways to continuously improve its performance and the performance of the Chair, individual Directors, and the Committees, including Committee chairs.  In August 2013, the Board of Directors adopted guidelines for the Board and Director performance assessment processes (“Assessment Guidelines”). The Assessment Guidelines include assessing, at least annually by all Directors, the effectiveness and contribution of the Board as a whole, the Chair of the Board, the Committees, each Committee chair, and each individual Director.  In accordance with the Assessment Guidelines, the Corporate Governance Committee annually determines the process by which the assessments  will be undertaken. The process may include the use of questionnaires, one-on-one interviews between individual Directors and the Chair and/or the chair of the Corporate Governance Committee, or such other processes the Corporate Governance Committee determines appropriate. The Corporate Governance Committee has also determined that the use of independent consultants from time to time will enhance the internal assessment process and provide broader input on board effectiveness.  This practice is undertaken every two to three years.  As part of the assessment process, annually each Director is either interviewed or completes  a written questionnaire, or both. The assessment scope typically includes the following:  Assessment of the Board  The Directors are asked to assess the effectiveness of the Board of Directors, as a whole, and the Chair, and suggest improvements.  Assessment of the committees  The Directors are asked to assess the effectiveness of each Committee and its chair.  Self-assessment  The Directors are asked to assess their own performance as Directors and Committee members, including what might make them more effective.  Peer assessment  The Directors are asked to provide comments on the performance of their peer Directors.  Each year, the results of the assessment are presented to the Board at the conclusion of the assessment.  The results include the identification of any issues arising from the assessment, and, if applicable,  a plan to address any follow-up actions.  Algonquin / Liberty | 2022 Management Information Circular  37

 Female representation  33%  Total workforce  44%  Director nominees  44%  Executives  30%  Vice Presidents, directors and senior managers  Director recruitment process  The services of a search consulting firm are utilized  in order to assist the Corporation in identifying suitable Director candidates. When the Corporation engages  a search consulting firm, it requests the development of a list of potential candidates based on the criteria developed by the Corporate Governance Committee for the selection of a new Director. The Corporate Governance Committee is comprised solely of independent Directors. Search consulting firms are requested to develop potential candidate lists that include diverse candidates and multiple candidates representing each gender. The consulting firm screens candidates and discusses potential candidates with the Corporate Governance Committee, then creates a list of primary candidates. Based on this list, the search firm determines the interest and availability of the potential candidates. This process is carefully designed to provide the best opportunity to secure strong Board candidates. Each potential Director candidate is interviewed by the Chair of the Board, members of  the Corporate Governance Committee, and the CEO.  Diversity  The Board recognizes the benefits of promoting diversity, both within Algonquin and its subsidiaries and at  the Board level. It believes that a board with a diverse mix of experience, backgrounds, gender, age, and geographic experience representing the locations where the Corporation does business has a positive impact on governance.  During 2017, with a view to formalizing the Corporation’s approach to diversity, the Board implemented a diversity policy applicable to the Board and the executive management team (the “Diversity Policy”). The Diversity Policy acknowledges the Corporation’s recognition and  support of the benefits of diversity in the composition of the Board and the executive management team. One of the stated objectives of the Diversity Policy is that  Diversity (as defined below) be considered in determining the optimal composition of the Board and as part  of the succession planning process and appointment of members of the executive management team.  In February 2020, the Board approved amendments  to the Diversity Policy to refine the definition of “Diversity”, including to explicitly capture “persons with disabilities”. The Diversity Policy now defines “Diversity” as any characteristic or quality that can be used to differentiate groups and people from one another and includes gender, age, race, nationality, culture, language, and other ethnic distinctions (including Aboriginal peoples and members of visible minorities), different abilities (including persons with disabilities), education,  and regional and industry experience and expertise. The Diversity Policy requires that the Corporate Governance Committee, as it relates to the Diversity  of the Board, and the HRCC, as it relates to the Diversity of the senior executives, periodically assess the effectiveness of existing processes in achieving Algonquin’s Diversity objectives and, in the event determined advisable, consider measurable objectives for achieving Diversity. In February 2021, the Board further amended the Diversity Policy to provide that an objective of the Diversity Policy is that each gender comprise at least 30% of the Directors. As of the date of this Circular, 33.3% of the directors are women. Women represent 44.4% of the nominees for election to the Board  at the Meeting. The Board has also considered Diversity in the composition of its Committees. The chairs  of two of four Committees are currently women and all Committees include female Directors.  The promotion of Diversity in the workplace is a key component of the Corporation’s strategy to become an employer of choice and the Corporation believes  38 that an environment that promotes Diversity positively impacts its ability to attract and retain talent. As it is important that each appointment of an executive officer be made and be perceived to be made on the merits of the individual and the needs of the Corporation at the relevant time, the Corporation does not have specific targets related to Diversity in its executive officer or senior management positions, however the Corporation has adopted a number of initiatives, in addition to the Diversity Policy, to raise awareness regarding the value the Corporation places on Diversity and to measure the organization’s progress in increasing Diversity. When utilizing external recruiters, management requires that recruiters provide gender diverse short-listed candidates for all senior roles recruited. Each year, gender diversity is considered as part of the executive succession planning process in order to ensure women are being developed for leadership positions and each year, the HRCC, as part of its annual review of succession planning, considers year-over-year changes in gender diversity both at  the enterprise and business unit level. In addition to gender diversity, the HRCC also annually considers in its succession planning review other Diversity metrics including age, professional expertise, and geographic expertise. The metrics considered by the HRCC as part of its annual succession planning review include ethnic  distinctions (including Aboriginal peoples and members of visible minorities) and different abilities (including persons with disabilities). As part of its Diversity program reviews, the HRCC also considers progress with the development of initiatives by the Corporation that support inclusion in the workplace.  Women currently represent 33% of the total workforce of Algonquin and its subsidiaries. The executive team currently has four female members representing 44% of the executive team. Women also comprise 31% of  management positions in the Vice-President and Director levels, in aggregate, and 30% of the management roles when the Senior Manager level is included.  In addition, based on the self-identification of Algonquin’s Directors and executive officers, Aboriginal peoples, members of visible minorities, and persons with disabilities (as each such term is defined in  the Employment Equity Act (Canada)) are currently represented on Algonquin’s Board and in executive officer positions in the numbers and proportions set out below:  One member of the executive team is a member of a visible minority, representing 11% of the  executive team, and there are no Aboriginal peoples or persons with disabilities on the executive team.  One Director is a member of a visible minority, representing 11% of the Board, and there are  no Aboriginal peoples or persons with disabilities on the Board.  Director retirement policy  The Board has approved a retirement policy for Directors to facilitate Board renewal and promote an appropriate mix of experience, skills, and perspectives. Pursuant  to the policy, Directors must submit their resignation  to the Chair upon reaching the age of 71. Upon receiving the resignation, the Corporate Governance Committee must consider whether to accept or decline the resignation, after assessing the relative value to the Corporation of an acceptance versus a rejection.  If a resignation is not accepted, the Director submitting the resignation will be required to annually re-submit a resignation for consideration until such time  as the resignation is accepted. The Board believes that Board effectiveness is enhanced by experience on the Board, and therefore the Corporation does not currently have term limits in place to prescribe tenure for Board members.  The average tenure of Algonquin’s nine Director nominees is 4.63 years. The Board is comprised of a mix of longer-serving Directors familiar with the Corporation’s business and history, and Directors that are newer to Algonquin who bring fresh and diverse perspectives to the Board.  5-9 years  44%  Average tenure of the  Board nominees is 4.63 years  0-5 years  44%  >9 years  11%  Algonquin / Liberty | 2022 Management Information Circular  39

 Directors meet without management  At all meetings of the Board and all Committee meetings, there is an opportunity for an in-camera session during which management of the Corporation is not present.  Common memberships  on boards of public companies  There are currently no common memberships on boards of public companies among the Corporation’s Director nominees.  Director share ownership guideline  To align the interests of each Director with those of our Shareholders, the non-employee Directors are subject to share ownership guidelines requiring each Director to hold a minimum level of equity in the Corporation. In August 2019, the Non-Employee Director Share Ownership Guideline was amended to increase the ownership requirement from three to four times the annual board retainer or annual board chair retainer, as applicable. In order to allow for an appropriate transition period, Directors as of the date of the amendment have until December 31, 2024 to achieve the increased level of share ownership required under  the amended Non-Employee Director Share Ownership Guideline. Newly appointed Directors will have five years from the end of the calendar year in which first elected or appointed to achieve the ownership requirement  of four times the annual retainer. If a non-employee Director’s share ownership falls below the minimum guidelines due to a decline in the Common Share price, such Director will have three years to restore compliance.  For the purposes of determining compliance with the guideline, holdings considered are Common Shares and DSUs. In addition, each newly appointed non-employee Director is expected to hold equity valued at 50% of the annual Board retainer within the first year of joining the Board.  For the status of each Director nominee under the Non-Employee Director Share Ownership Guideline, please see their profiles listed on pages 28 to 32  of this Circular.  Nomination of directors  The Corporate Governance Committee serves as the Director nominating and evaluation committee  and will recommend new Directors as the need arises. All members of the Corporate Governance Committee are independent.  The Corporate Governance Committee is responsible for providing the Corporation with a list of nominees for  election as Directors at the Corporation’s annual meeting of Shareholders. The Corporate Governance Committee creates and reviews the criteria for selecting Directors  by assessing the personal qualities, business experience, and qualifications of current Directors. It also assesses the Corporation’s ongoing needs and circumstances,  Diversity, and the overall mix of skills and experience on the Board. In recruiting new Directors, the Corporate Governance Committee considers the background, skills, and experience desired for Directors in view  of the Corporation’s strategy and activities, and it develops a plan for the recruitment of additional Director nominees on that basis. Director nominees must, in the opinion of the Corporate Governance Committee, be able to beneficially contribute to the broad range of issues which come before the Board for consideration. Directors must also be able to devote the time necessary to prepare for and attend meetings of the Board  and Committees to which they may be appointed.  The Corporate Governance Committee also evaluates the expected turnover of Directors in advance of their potential retirement from the Board and will develop an effective succession plan that includes  creating overlap, where possible, between new Directors and retiring Directors.  40

 Committees of the Board of Directors  Audit Committee  Members  Christopher Ball (Chair)  Melissa Stapleton Barnes  Christopher Huskilson  Dilek Samil  100% independent  All Audit Committee members are independent and financially literate in accordance with applicable standards in NI 52-110 and applicable rules and standards of the SEC and the NYSE. The Board has also determined that Mr. Ball and Ms. Samil are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933 and have the required financial experience as defined by the NYSE corporate governance rules.  Responsibilities  The Audit Committee assists the Board in fulfilling its financial reporting and control responsibilities to  Shareholders and the investment community through its oversight of accounting and financial reporting processes, including the audit of the financial statements. In addition, the Audit Committee is responsible for the review of capital plans and treasury related matters. The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation’s Audit Committee Charter,  a copy of which is included as a schedule to the AIF for the year 2021 and is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website.  Corporate Governance Committee  Members  D. Randy Laney (Chair)  Melissa Stapleton Barnes  Daniel Goldberg  Masheed Saidi  100% independent  Each member of the Corporate Governance Committee is independent.  Responsibilities  The Corporate Governance Committee is responsible for oversight of Algonquin’s corporate governance policies and practices and sustainability matters. Also, the Corporate Governance Committee has the responsibility for matters relating to Board succession and the nomination of candidates for the Board.  Algonquin / Liberty | 2022 Management Information Circular  41

 Human Resources  & Compensation Committee  Members  Dilek Samil (Chair)  Christopher Ball  Daniel Goldberg  Christopher Huskilson  D. Randy Laney  100% independent  Each member of the HRCC is independent.  Responsibilities  The HRCC is responsible for reviewing Director and CEO compensation and making recommendations to the Board regarding those matters on an annual basis, or more frequently if required. In addition, the HRCC makes recommendations to the Board regarding the philosophy and compensation of executive officers of the Corporation and reports on executive compensation in compliance with the requirements of applicable securities law.  The process by which executive compensation is established is described under the heading  “Compensation discussion and analysis” on page 61. The HRCC also has oversight of the Corporation’s human resources policies and practices and reviews any material matters relating to violations of those policies.  Risk Committee  Members  Masheed Saidi (Chair)  Melissa Stapleton Barnes  Christopher Huskilson  100% independent  Each member of the Risk Committee is independent.  Responsibilities  The Risk Committee is responsible for oversight of risks faced by the Corporation in the development and execution of its business strategy that are not directly related to financial and accounting matters.  42

 New director orientation  As a key component of the education process for  new Directors, they are provided with a formal orientation to the Corporation that familiarizes them with the businesses, the corporate structure, other Directors, and key personnel of the Corporation. The orientation process is designed to provide an opportunity for new Directors to meet senior management and become familiar with their respective areas of responsibility. New Directors receive an in-depth orientation to the Corporation’s executive leaders, businesses, strategy, financial information, and governance practices that allow them  to effectively integrate with the operation of the Board.  New directors are provided with a reference manual that contains relevant background materials to support their introduction to the Corporation’s business. The reference manual includes the following:  Public disclosure documents including annual reports, recent annual and interim MD&A, financial statements, management information circulars, and AIFs;  Governance documents including Board and Committee mandates, key policies, and guidelines; and  Other documents such as the Corporation’s strategic plan and annual sustainability reports,  the guide to the Corporation’s management structure, succession plans, minutes of Board meetings,  and minutes of Committee meetings.  Comparison of NYSE corporate governance rules  Algonquin is subject to corporate governance requirements prescribed under applicable Canadian corporate governance practices, including the rules of the TSX (“Canadian Rules”). Algonquin is also subject to corporate governance requirements prescribed by the listing standards of the NYSE, and certain rules and regulations promulgated by the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002) (the “NYSE Rules”). In particular, Section 303A.00  of the NYSE Listed Company Manual requires Algonquin to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.011  of the NYSE Listed Company Manual requires Algonquin to disclose any significant ways in which its corporate governance practices differ from those followed by  U.S. companies listed on the NYSE. A description of those differences follows.  Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. The Board of Directors is responsible for determining whether or not each Director is independent. In making this determination, the Board of Directors has adopted the higher standard  of “independence” that applies to each member of the Audit Committee pursuant to NI 52-110 and Rule 10A-3 of the Exchange Act instead of the definition of  independence set forth in the NYSE rules. In applying this definition, the Board of Directors considers all relationships of its Directors, including business, family, and other relationships. Through this process, the Board of Directors also determines whether each member of its Audit Committee is independent pursuant to NI 52-110 and  Rule 10A-3 of the Exchange Act.  Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of the nominating/corporate governance committee be independent as defined in the NYSE Rules. In making this determination, the Board  of Directors has adopted the standard of “independence” applicable to members of the Audit Committee,  rather than the definition set forth in the NYSE Rules. All of the members of the Corporate Governance Committee are independent Directors.  Algonquin / Liberty | 2022 Management Information Circular  43

 Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of the compensation committee be independent as defined in the NYSE Rules. In making this determination, the Board of Directors has adopted the standard of “independence” applicable to members of the Audit Committee, rather than the definition set forth in the NYSE Rules. All of the members of the Human Resources and Compensation Committee are independent Directors.  Section 303A.07(b)(iii)(A) of the NYSE Listed Company Manual requires, among other things, that the written charter of the audit committee state that the audit committee, at least annually, obtain and review a report by the independent auditor describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues. The written charter of the Audit Committee complies with Canadian Rules but does not explicitly state that these functions are part  of the purpose of the Audit Committee, which is not required by Canadian Rules.  Section 303A.08 of the NYSE Listed Company Manual requires that Shareholders of a listed company be given the opportunity to vote on all equity compensation plans and material revisions thereto. Algonquin complies with Canadian Rules, which generally require that Shareholders approve equity compensation plans. However, the Canadian Rules are not identical to the NYSE Rules.  For example, Canadian Rules require shareholder approval of equity compensation plans only when such plans involve the issuance or potential issuance of newly issued securities. In addition, equity compensation plans that  do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number  of securities to be issued, based on a fixed percentage of the issuer’s outstanding securities, and must also be approved by Shareholders every three years. If a plan  provides a procedure for its amendment, Canadian Rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or purchase price, an extension of the term of an award benefiting an insider, the removal or exceeding of the insider participation limit prescribed by the Canadian Rules, an increase to the maximum number of securities issuable, or is an amendment to the amending provision itself.  Section 303A.09 of the NYSE Listed Company Manual requires that listed companies adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines.  Algonquin has adopted its Board mandate, which is the equivalent of corporate governance guidelines,  in compliance with the Canadian Rules. Algonquin’s corporate governance guidelines do not address Director compensation, but Algonquin provides disclosure about the decision-making process for non-employee Director compensation in the annual management information circular and Algonquin has adopted a policy on share ownership guidelines for non-employee Directors.  Section 303A.10 of the NYSE Listed Company Manual requires that a listed company’s code of business conduct and ethics mandate that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed to Shareholders. The Code of Conduct, as described on page 48, complies with Canadian Rules. Waivers must receive prior approval by the Board and will be disclosed promptly in accordance with applicable securities laws and Algonquin’s disclosure policy.  Section 312 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with  the establishment or amendment of certain equity compensation plans, issuances of securities to related parties, the issuance of 20% or greater of shares outstanding or voting power, and issuances that will result in a change in control. Algonquin follows the  Canadian Rules for shareholder approval of new issuances of its Common Shares instead of the NYSE shareholder approval rules. Following the Canadian Rules, shareholder approval is required for certain issuances of shares that:  (i) materially affect control of Algonquin; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have  not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of  the transaction if the price per security is less than the market price; or (y) that during any six-month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date  of the closing of the first private placement to an insider during the six-month period.  In addition to the foregoing, the Corporation may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Corporation expects to make the disclosure of  such transactions available on the Corporation’s website at www.algonquinpower.com.  44

 Education presentations and programs  Date  Participants  The Year Ahead in Cybersecurity: Key Issues for Directors – NACD Seminar  January 2021  R. Laney  Board-Management Dynamics During Unprecedented Times – ICD Seminar  April 2021  R. Laney  Board Governance of Artificial Intelligence (AI) – ICD Seminar  May 2021  C. Huskilson  ESG Preparation, Enforcement, and Litigation: Past, Present, and Future – NACD Seminar  May 2021  R. Laney  Leading Minds Series: Building Trust – NACD Seminar  May 2021  R. Laney  Special Purpose Acquisition Companies – Morgan Stanley Seminar  May 2021  M. Saidi  Legal Primer on Climate Change: Directors’ Duties and Disclosure Obligations – ICD Seminar  July 2021  R. Laney  Beyond the Boardroom: Understanding the Energy Industry – Edison Electric Institute and American Gas Association Seminar  October 2021  M. Barnes  C. Huskilson  R. Laney  K. Moore  M. Saidi  Audit Committee – Deloitte Symposium  November 2021  M. Saidi  Energy Law – Indiana Continuing Legal Education Forum  December 2021  M. Barnes  Continuing education for Directors  The Board and management believe that for Directors to be effective they must be knowledgeable about the Corporation, its strengths and challenges, and the  business environment in which the Corporation operates. In addition, the effectiveness of the Board is enhanced by Directors forming collegial working relationships with other Directors and management.  Directors are encouraged to update, educate, and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation.  Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to Directors between meetings to provide updates on material developments that may affect the Corporation or its subsidiaries.  Directors are encouraged to participate in external education sessions that are related to the business  of the Corporation and the performance of their duties as Directors.  The Corporation maintains a membership for all Directors in the Canadian Institute of Corporate Directors (“ICD”) and the National Association of Corporate Directors (“NACD”) in the U.S. These memberships provide all Directors with ongoing access to the educational seminars and training programs provided by the ICD and the NACD.  Directors are entitled to reimbursement for related out-of-pocket expenses incurred in attending relevant  education sessions. From time to time, the Board receives specialized presentations from external parties and management on various matters of significance to  the Corporation. Directors participated in education sessions and received educational materials about specific topics in 2021 as follows:  Algonquin / Liberty | 2022 Management Information Circular  45

 Position descriptions  Chair of the Board of Directors  The role of the Chair is to provide leadership for the Board in fulfilling the Board’s duties effectively, efficiently, and independent of management. The Chair also acts in a general advisory capacity to the CEO and other officers in all matters concerning the interests and management of the Corporation.  The Chair of the Board also:  In consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;  Chairs and enables the effective functioning of Board and Shareholder meetings;  Oversees and monitors the work of each Committee to see that delegated Committee functions are carried out and reported to the Board;  Oversees the presentation to the Board of management’s strategies, plans, and performance and the Board’s review and approval of the same;  Assesses whether the Directors and the Committees have appropriate administrative support, access  to personnel of the Corporation, and access to outside advisors for the purposes of the Board fulfilling its mandate;  Oversees that independent Directors have adequate and regularly scheduled opportunities to meet to discuss issues without management present;  In conjunction with the Corporate Governance Committee, supports and assists in the conduct of a periodic assessment of the effectiveness  of the overall Board and its members; and  Provides input to the Corporate Governance Committee on its recommendations to the Board for approval of candidates for nomination or appointment to the Board and determines members and chairs of Committees.  Committee chairs  The Board has adopted position descriptions  for each Committee chair which detail the duties of the Committee chairs. Each Committee chair is required to provide leadership to the Committee members and support the Committee’s effective operation in order to fulfill its mandate. The position description for the Committee chairs provides  that each Committee chair shall:  Chair all Committee meetings;  Provide leadership to the Committee;  Act as the communication link between the Board and the applicable Committee;  Review formal communications from the Committee to the Board before dissemination to the Board;  Oversee that all matters requiring Committee review or approval are brought to the Committee in a timely and appropriate manner;  In consultation with the Chair of the Board and management of the Corporation, set the agenda for Committee meetings and review  information packages and related materials for Committee meetings with senior management of the Corporation;  Set the frequency of Committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board;  Lead the annual assessment of the Committee’s performance and the review of the Committee mandate; and  Maintain an effective working relationship with key advisors to the Committee.  46

 Chief Executive Officer  The Board has adopted a position description for the CEO which details his or her duties. The CEO has responsibility for the development of, and delivery against, the  long-term strategy and vision for the Corporation that leads to enhancement of Shareholder value.  The position description for the CEO provides that he or she shall consult with the Chair of the Board on matters of strategic significance to the Corporation.  In discharging his or her responsibility for the day-to-day operation of the Corporation’s business, subject always to the oversight by the Board, the CEO shall:  Oversee the effective day-to-day business affairs of the Corporation;  Maintain a positive and ethical work climate that  is conducive to attracting, retaining, and motivating top-quality employees at all levels;  Work with the Chair, as applicable, in determining the matters and materials that should be presented to the Board and overseeing that the focus of  Board meetings is on appropriate issues facing the Corporation and the industry generally;  Present the Corporation’s strategic planning process and the Corporation’s annual strategic and capital plans to the Board for review and approval;  Oversee the development of, and recommend to the Board, annual business plans and budgets that support the Corporation’s long-term strategy;  Work with senior management to implement the Corporation’s enterprise risk management program and to identify and manage the major risks facing the Corporation;  Oversee the maintenance of an effective management team below the level of the CEO and an active plan  for management development and succession;  In cooperation with the Chair, the Board, and the chair of the HRCC, develop an effective succession plan for the position of the CEO and management of the Corporation;  Certify the annual and interim financial statements, MD&A of such financial statements, AIF, quarterly reports, and the design and evaluation of the Corporation’s disclosure controls and procedures and internal control over financial reporting;  Serve as a spokesperson for the Corporation;  Assign to other senior management such powers and duties as the CEO may deem advisable;  Execute the Board’s resolutions and policies;  Ensure the delivery of information to Directors on a timely basis to keep the Directors fully apprised of all matters which are material to the Board and to the Corporation;  Promptly alert the Chair of any material changes or events that may have a significant impact upon the risk profile, financial affairs, or performance  of the Corporation; and  Carry out any other duties assigned by the Board.  Algonquin / Liberty | 2022 Management Information Circular  47

 Corporate and Board policies  Code of Business Conduct and Ethics  The Board has adopted the Code of Conduct that applies to everyone at Algonquin and its subsidiaries. Directors, officers, and employees are required to annually acknowledge through an online training module or in writing that they have reviewed and understood  the Code of Conduct. The Code of Conduct is available on Algonquin’s website at www.algonquinpower.com, under the Corporation’s profile at www.sedar.com, or a copy may be obtained by contacting the Corporate Secretary, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1.  The Board regularly reviews the Code of Conduct and makes revisions as appropriate in order to update the content in keeping with best practices.  The Board and its Committees monitor compliance with the Code of Conduct through ongoing reporting by management, any whistleblower complaints, or  investigations, and through the annual Code of Conduct training and certification process. There have been  no instances of any waiver of compliance with the Code of Conduct by any Director or officer.  Disclosure policy  The Corporation has a corporate disclosure policy to ensure that communications to investors and potential investors are timely, factual, and accurate,  and that the information is disseminated in accordance with all applicable legal and regulatory requirements  to the investing public, analysts, and the media.  Ethics reporting policy  The Corporation has an ethics reporting policy (“Ethics Policy”) that establishes a method for dealing  appropriately with any complaints made by employees of irregular or dishonest accounting, internal accounting control, auditing matters, or fraudulent or illegal activity by any employee, contractual staff, officer, or director.  Any individual who in good faith reports such activity will be protected from threats of retaliation or discrimination as a result of the report. Any individual who retaliates against another individual who reports such activity could face disciplinary action under the Ethics Policy.  If an individual believes that retaliation has occurred, the individual may submit a complaint in accordance with the Ethics Policy. There are various communication channels that can be used to report any potential or suspected violations of the Code of Conduct, dishonest  accounting, internal accounting control, auditing matters, or fraudulent or illegal activity.  In addition to the reporting measures mentioned above, reports under the Code of Conduct can also be made anonymously and addressed to the Corporation or  Board of Directors. On a quarterly basis, or more frequently upon request, the Internal Audit department informs  one or more of the Board’s standing committees, as appropriate, of all reports made under the Code of Conduct and the Ethics Policy and their status.  Insider trading policy  The Corporation has an insider trading policy (“Insider Trading Policy”) which places restrictions on  those in a special relationship with Algonquin (including insiders) when trading securities of Algonquin.  The Insider Trading Policy includes the following measures:  Restriction from trading securities of Algonquin during regular quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the first trading day following each fiscal quarter  and end at the close of trading on the first full trading day after the issuance of a press release in respect of Algonquin’s results for such quarter (or in the case of the fourth quarter, annual results);  Communication of the dates for regular blackout periods;  Restrictions on trading any securities which gain in value if the value of Algonquin securities declines in the future (e.g., short selling), “call” options, or “put” options; and  Prohibition from communicating inside information to others, other than in the necessary course of business.  The Insider Trading Policy also provides that all employees (including Directors and NEOs) are prohibited from, directly or indirectly, undertaking any of the following activities:  Speculating in securities of the Corporation, which may include buying with the intention of quickly reselling  48 such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of securities under the Corporation’s Stock Option Plan  (“Stock Option Plan”) or any other Algonquin benefit plan or arrangement);  Buying Algonquin securities on margin (other than  in connection with the acquisition and sale of securities under the Stock Option Plan or any other Algonquin benefit plan or arrangement);  Short selling a security of the Corporation or any other arrangement that results in a gain only if the value  of the Corporation’s securities declines in the future;  Selling a “call option” giving the holder an option to purchase securities of the Corporation;  Buying a “put option” giving the holder an option to sell securities of the Corporation; and  Pledging Algonquin securities as security for a limited recourse or non-recourse loan.  All reporting insiders are required to: (i) obtain written pre-clearance of any proposed trade of securities of Algonquin from two Insider Trading Policy Administrators before effecting the trade; and (ii) disclose all trading  activity pursuant to Canadian securities laws. As required by Canadian securities laws, reporting insiders must file insider reports via the internet-based System for Electronic Disclosure by Insiders. Management regularly reviews  the Insider Trading Policy to ensure it reflects current best practices and developments.  Conflicts of interest  Directors are required to declare any conflict of interest which they may have in a matter before the Board and to refrain from voting in respect of the matter in which the Director is interested.  Related party transactions policy  The Board has adopted a related party transactions policy. The policy defines a “Related Party Transaction” as a transaction, arrangement, or relationship in which the Corporation or any of its subsidiaries is a party and the amount of the transaction when aggregated with all  similar transactions exceeds $nil and in which a Related Party has a direct or indirect material interest.  A “Related Party” is defined as:  Any person who is, or at any time since the beginning of the Corporation’s last fiscal year was, a director or  executive officer of the Corporation. An executive officer of the Corporation is someone responsible for achieving the objectives of the entity and who has the authority to establish policies and make decisions by which those objectives are to be pursued. Executive officers normally include the chief executive officer, chief operating officer, presidents in charge of principal business functions (such as sales, administration, or finance), and other persons who perform similar policy-making functions;  Any shareholder who beneficially owns in excess of 5% of the outstanding common stock or voting interests of the Corporation or any subsidiary of the Corporation;  A person who is an immediate family member of any director or executive officer (which means any child, stepchild, parent, stepparent, spouse, sibling, mother- in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and any person other than  a tenant or employee sharing the house of such director or executive officer);  Any firm, corporation, charitable organization, or other entity in which any of these persons is employed or an officer, general partner, or principal or in a similar position or in which any such person, taken together with all parties related to such person, has a beneficial ownership interest of 10% or more or can significantly influence  the management or operating policies of the other party to an extent that one of the transacting parties might  be prevented from fully pursuing its own separate interests; and  Any trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management.  Algonquin / Liberty | 2022 Management Information Circular  49

 Pursuant to the policy, all Related Party Transactions require pre-approval and review by the disinterested members of the Board of Directors to ensure that the transaction is on terms that are in, or not inconsistent with, the best interest of the Corporation and its Shareholders, or if applicable is approved. In circumstances where it  is not practical to wait until the next meeting of the Board, the policy authorizes the Board Chair to review and approve a Related Party Transaction unless the Board Chair is a Related Party in the Related Party Transaction.  Compensation governance  The Board has established that the HRCC will have responsibility for reviewing the alignment of Algonquin’s compensation programs, including incentive pay programs, with the Corporation’s strategic plans and risk profile, the Corporation’s performance, and its risk management principles. The HRCC annually reviews and makes recommendations to the Board regarding compensation of the CEO and reviews and approves compensation recommendations of the CEO with respect to the compensation for other members  of senior management of the Corporation. The HRCC oversees the administration of incentive plans providing for the award of annual incentives, options (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”), and DSUs in accordance with the provisions of the respective plans. In addition, the HRCC annually reviews compensation of the Directors, the Chair  of the Board, and the chairs of the Committees.  The HRCC reviews, and recommends to the Board of Directors, compensation policies and processes, and any new incentive compensation and equity compensation plans or changes to such plans.  The HRCC also reviews and approves management succession plans and approves the appointment  and reviews compensation of officers reporting directly to the CEO, as well as the grant of any Options, RSUs,  or PSUs to those individuals. The HRCC also has responsibility for assessing, on an annual basis, the performance of the CEO, and reviewing with the CEO the performance of the executive team.  The HRCC retains the services of independent advisors as needed in order to assist in fulfilling its duties.  In 2017, the HRCC first retained the services of Hugessen Consulting Inc. (“Hugessen”) as its independent advisor. Hugessen provides counsel on the competitiveness and appropriateness of compensation practices and comparator groups for Algonquin and its affiliates.  The scope of services includes competitive benchmarking of senior executive and Board compensation levels,  the review and assessment of the Corporation’s current executive compensation philosophy, policies, and practices, a review of pay and performance comparators, and a review of the design of the incentive plans. In addition,  management of the Corporation has separately engaged the services of independent compensation consultants Mercer (Canada) Limited (“Mercer”) from time to time  to provide data services, pension and benefits advice, compensation analysis, and other information required for the development of compensation recommendations and management of existing programs, due diligence services relating to employee pension and benefits in relation to potential acquisitions, and integration work for employee benefits plans for acquired businesses.  Board pre-approval for provision of these services to management is not required given that Mercer has not been the compensation advisor to the HRCC since 2017.  Sustainability governance  The Mandate of the Board of Directors states that in providing oversight of the corporate strategy, the Board will: “…review the [strategy] plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues, and significant business practices.” Board oversight is an essential element in the integration of sustainability performance into Algonquin’s corporate strategy. The Board has determined that the mandate of the Corporate Governance Committee will include oversight of the ongoing development and progress of Algonquin’s sustainability plan and initiatives, and periodic reporting to the Board on progress. The Corporate Governance Committee receives a quarterly update from  senior management relating to the development of the Corporation’s sustainability plan and key sustainability initiatives.  50

 Non-employee  director compensation  Algonquin / Liberty | 2022 Management Information Circular  51

 Annual Board retainers and fees  2021 retainer/fee (US$)  Chair of the Board1  Annual cash retainer  $137,500  Annual equity retainer (DSU value received)  $137,500  Annual Board retainer – Board members  Annual cash retainer  $75,000  Annual equity retainer (DSU value received)  $100,000  Meeting fee  $1,500  Travel fee2  $1,500  Additional retainers  Chair of Audit Committee  $15,000  Chair of Corporate Governance Committee  $10,000  Chair of HRCC  $12,500  Chair of Risk Committee  $10,000  Compensation  decision-making process  The HRCC annually reviews and engages an independent advisor to benchmark, at least biennially, the amount and form of non-employee Directors’ compensation with a view to aligning the interests of Directors and Shareholders and providing market-competitive compensation.  Directors who are officers of Algonquin receive no remuneration as Directors.  The HRCC works with its external compensation advisor to develop appropriate benchmark data to ensure that the compensation paid to Directors is aligned with the market median level of compensation earned by board members at comparable companies in Canada  and the U.S. The same benchmarking peer group is utilized for Board compensation and executive compensation (the “Comparator Group”, as defined under the heading “Compensation Comparator Group” starting on page 62).  U.S. board compensation is included in the analysis as the Corporation seeks to attract and retain U.S. resident Directors with industry and market experience in that jurisdiction. The HRCC also takes into account director remuneration levels at public companies in Canada that are listed on the TSX. As part of its review, in addition to competitive market data, the HRCC considers the responsibilities and time commitment required of Directors in the fulfillment of their responsibilities.  A significant portion of Director compensation is paid through grants of DSUs under the Directors’ Deferred Share Unit Plan (the “DSU Plan”). This approach serves  to create alignment of a meaningful portion of Director’s compensation with the experience of Shareholders.  Directors may annually elect to receive additional portions of their annual remuneration in DSUs. While the Stock Option Plan permits issuance of Options to Directors, the Corporation does not currently have any plans  to utilize Options as a form of Director compensation.  No changes were made to Director compensation levels in 2021. The Board Chair received an annual retainer of US$275,000 payable as to 50% in cash and 50% in DSUs. The Board Chair’s annual retainer is an all-in retainer with no payment of additional fees except for travel fees or for participation in meetings of special committees  of the Board when established. All other non-employee Directors receive an annual retainer of US$175,000 of which  US$100,000 is received in DSUs and the remainder payable in cash. The chairs of the Audit Committee, Corporate Governance Committee, HRCC, and Risk Committee received an additional retainer of US$15,000, US$10,000, US$12,500, and US$10,000, respectively. In addition to annual retainers, the Corporation pays a meeting fee  of US$1,500 (except in the case of the Board Chair) plus a travel fee of US$1,500 for any travel exceeding 1,000 km on a roundtrip basis to attend meetings or to participate in Board training or industry-related conferences and seminars.  Non-employee Director compensation table  The following table sets out the retainer and meeting fees payable to non-employee Directors during 2021.  The Chair does not receive any meeting fees for Board or standing Committee meetings in addition to the annual retainer received,  but receives travel fees and meeting fees for participating in meetings of any Board special committee, if established.  Travel fees are payable for any travel exceeding 1,000 km on a roundtrip basis to attend meetings or to participate in Board training or industry-related conferences and seminars.  52

 December 31, 2021  December 31, 2020  December 31, 2019  Dilution  Total number of DSUs outstanding divided by total number of Common Shares outstanding as at the end of the year noted.  0.08%  0.09%  0.09%  Burn rate  Total number of DSUs granted in the year, divided by the weighted average number of Common Shares outstanding during the relevant period noted.1,2  0.01%  0.02%  0.02%  Overhang  Total DSUs outstanding plus the number of units available to be granted pursuant to the DSU Plan, divided by the total number of Common Shares outstanding as at the end of the fiscal year noted.3  0.14%  0.17%  0.19%  Directors’ Deferred Share Unit Plan  The DSU Plan is intended to promote a greater alignment of long-term interests between non-employee Directors  and Shareholders through the issuance of Common Shares under the DSU Plan. The Board utilizes DSUs issued under the DSU Plan as part of the Corporation’s overall Director compensation and has adopted a policy of paying a meaningful portion of the annual Board retainer through the issuance of DSUs. Since the value of DSUs increases  or decreases with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of Directors with those of the Shareholders by tying the value of Director compensation in the form of DSUs to share price performance.  The Shareholders first approved the DSU Plan in 2011.  The DSU Plan was subsequently amended in 2014 and 2016. The DSU Plan as amended was approved by Shareholders on June 9, 2016. The maximum number of Common Shares available for issuance upon the vesting of DSUs is 1,000,000 (which as at December 31, 2021 represented approximately 0.15% of the issued and outstanding Common Shares),  and may not exceed, in combination with shares issuable under all other securities-based compensation arrangements of the Corporation (including the Stock Option Plan), 8% of the issued and outstanding Common Shares from time to time. As of December 31, 2021, 42,121 Common Shares had been issued in satisfaction of vested DSUs and 530,378 Common Shares were  issuable under outstanding DSU awards. A more detailed description of the DSU Plan can be found at Schedule "I".  The table below summarizes certain ratios as at December 31, 2021, 2020, and 2019 regarding the DSU Plan, namely dilution, burn rate, and overhang.  Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2021, 2020, and 2019 and burn rate is measured using the weighted average number  of Common Shares outstanding during the relevant fiscal years as noted.  The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding  is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.  The total number of DSUs granted in each year was as follows: 2021 – 73,467; 2020 – 84,075; and 2019 – 79,762.  The total number of DSUs that can be issued under the DSU Plan as of December 31, 2021 is 427,501 (being 1,000,000 reserved less DSUs outstanding of 530,378 and 42,121 previously vested and settled).  Algonquin / Liberty | 2022 Management Information Circular  53

Attendance and travel fees

Non-employee Directors (other than the Board Chair) are entitled to receive additional remuneration for attending meetings of the Board or of a Committee in the amount of US$1,500 per meeting. The Board Chair is entitled to the meeting fee if participating in any special committee meetings or Board working group sessions when such occur from time to time.

When travel to a meeting, corporate event, or board education session exceeds 1,000 km on a roundtrip basis, Directors (including the Chair) receive a US$1,500 travel fee for the meeting or session. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of the Corporation's business.

Indebtedness of directors and others

No current or former Directors or officers of Algonquin, or any of its subsidiaries, had any loans with Algonquin or any of its subsidiaries at any time in 2021.

Non-employee Director compensation table

For the year ended December 31, 2021 each non-employee Director earned amounts as indicated below in Canadian dollars on account of retainer, meeting fees, and travel fees.

Director[1]	Cash fees earned[2]	Share-based awards[2,3]	All other compensation	Total
Kenneth Moore Chair of the Board	$201,525	$173,209	-	**$374,734**
Christopher Ball Chair, Audit Committee	$164,354	$125,970	-	**$290,324**
Melissa Stapleton Barnes	$162,570	$125,970	-	**$288,540**
Christopher Huskilson	$168,079	$125,970	-	**$294,049**
D. Randy Laney Chair, Corporate Governance Committee	$169,882	$125,970	-	**$295,852**
Carol Leaman[4]	$54,466	$45,180	-	**$99,646**
Masheed Saidi Chair, Risk Committee	$154,926	$138,567	-	**$293,493**
Dilek Samil Chair, HRCC	$156,752	$141,716	-	**$298,469**
George Steeves[5]	$53,184	$31,438	$4,800	**$89,422**

1. Daniel Goldberg was appointed to the Board on March 28, 2022 and did not earn any compensation from the Corporation during 2021.
2. Amounts in this column were converted from US$ to C$ using an average exchange rate of C$1.2597 / US$1.00.
3. All non-employee Directors receive part of their annual retainer in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board. Mr. Moore, as Chair of the Board, receives 50% of his annual retainer in DSUs and all other non-employee Directors receive US$100,000 of their annual retainers in DSUs. Directors may elect each year to receive a higher percentage of their compensation in the form DSUs than the mandated amount.
4. Carol Leaman ceased to be a Director on August 10, 2021.
5. George Steeves ceased to be a Director on June 3, 2021. The amount shown under "All other compensation" is the value of a gift presented to Mr. Steeves upon his retirement from the Board.

54

 Executive  compensation  Algonquin / Liberty | 2022 Management Information Circular  55

 Letter to Shareholders from the Human Resources and Compensation Committee  Dear Shareholder,  The HRCC focuses on aligning the Corporation’s approach to executive and employee compensation with the Corporation’s overall business strategy and rewards performance for growth in Shareholder value. As the committee of the Board that has oversight of the  Corporation’s overall compensation strategy and practices relating to executive compensation, the HRCC is pleased  to provide this report on our compensation decisions and approach to executive compensation for 2021 as well as an update on the current areas of focus for the HRCC. We hope that the information and discussion that follows, relating to our approach to executive compensation and the decisions we have made relating to executive pay for 2021, will provide you with the information necessary to make an informed decision as you cast your vote  on executive compensation at the upcoming Meeting. Last year in our “Say on Pay” vote, 96.57% of the votes cast by Shareholders were in support of our approach to compensation.  2021 performance  The Corporation reported year-over-year growth on several key financial metrics and undertook a number  of successful growth initiatives while continuing to execute on strategic priorities against the pillars of Growth, Operational Excellence, and Sustainability through 2021, positioning the Corporation well for the future to drive value for shareholders.  The Corporation maintained its strong safety record and, in 2021, passed the impressive milestone of over 750 days, nearly 11 million work hours, without a single lost time injury across the North American business. This achievement was only possible due to the Corporation’s strong safety culture and the everyday focus of our teams. Despite challenges from COVID-19 and weather-related incidents, the Corporation’s employees showed their dedication  by continuing to provide safe, secure, and reliable service to customers and communities. With the health and wellness of employees, customers, and communities at the forefront of our protocols, the Corporation successfully navigated the second year of the pandemic.  Last year was also notable in that the Corporation announced a net-zero target for Scope 1 and 2 greenhouse gas emissions by 2050 with a credible path. This commitment is supported by a strong decarbonization track record, extensive experience in regulated utility management, and deep expertise in renewables development, all of which are aligned  with our purpose of sustaining energy and water for life.  In 2021, the Regulated Services Group invested over US$1.9 billion including the completion of the Midwest Greening initiative, where the Corporation brought 600 MW of wind generation online. In early 2022, the Corporation  closed on the acquisition of New York American Water which services over 125,000 customer connections. For the Renewables business, 2021 was a record year with nearly 1200 MWs of new renewable projects either closing  56 or reaching commercial operations. The Corporation’s strong development platform grew our greenfield pipeline of prospective generation projects to 3,800 MW by the end of 2021. Other important initiatives in 2021  to establish a strong foundation for future growth include building a 1,700 MWh pipeline of prospective energy storage projects and entry into renewable natural gas ("RNG") with the agreement to acquire Sandhill, a developer of RNG projects.  In addition to the foregoing, the following highlights of the Corporation’s 2021 financial performance are of note:  Annual Adjusted EBITDA1 of US$1.08 billion, an increase of 24% over the prior year;  Annual Adjusted Net EPS1 of US$0.71, an increase of 11% over the prior year and in line with analysts’ expectations;  Annual dividends per share of US$0.67, representing a 10th consecutive year of dividend increases; and  Total assets of US$16.8 billion as at December 31, 2021, a 27% increase over the prior year.  1) For further information on these non-GAAP measures, please see "Caution concerning non-GAAP financial measures" on page 8.  In light of these results, performance against the 2021 Corporate Scorecard was assessed at 111.1% by the HRCC. The 2019 PSU awards vested on December 31, 2021 at 0.996x the original units granted (including accrued dividend equivalent units).  2021 committee initiatives  Throughout 2021, the HRCC continued to focus on supporting its ongoing mandate of aligning the Corporation’s pay practices and policies with business strategy and strengthening the alignment of realizable compensation with the creation of Shareholder value.  The following summarizes the initiatives undertaken by the HRCC during 2021.  Market benchmarking  With the support of its independent advisor, the HRCC conducted an exercise to confirm the ongoing  appropriateness of the Canadian and U.S. peer groups and to ensure the peer groups are comprised of  an adequate number of peers within a reasonable range of the Corporation’s current size. This exercise found that, since the prior review of the peer groups in 2019, the Corporation’s enterprise value and total assets grew by ~40% and 30%, respectively, resulting in the Corporation’s positioning in the top quartile of both peer groups on these metrics. The HRCC then updated both the Canadian and U.S.  peer groups with a lens on total enterprise value, total assets, and total revenue to position the Corporation closer to median of the refreshed peer group.  Compensation benchmarking was then conducted by the independent advisor on Director, CEO,  and executive pay, to inform planning and decision-making on 2022 compensation.  Use of Stock Options  The HRCC worked with its independent advisor  to evaluate the changes to Canadian stock option taxation rules implemented in mid-2021 and  their implications for the Corporation. The HRCC considered the cost of different equity instruments available under the Corporation’s long-term incentive plan and peer company practices.  Following this analysis, the HRCC made the decision to continue to use Stock Options as a component of long-term incentive compensation for the CEO  and other executives in 2022 consistent with previous practice. The HRCC believes that the use of Stock Options is directly aligned with Shareholder value.  Ongoing pandemic response  A priority for the HRCC was to review the ongoing impacts of the COVID-19 pandemic on the Corporation’s workforce, including obtaining visibility on topics such as employee safety and wellness, current and future flexibility in work practices, and the implications of vaccine policy requirements.  Financial adjustments  In the assessment of 2021 Corporate Scorecard results against stated objectives, the HRCC considered  non-GAAP measures in terms of 2021 financial adjustments. The HRCC determined that use of the non-GAAP measures was appropriate for executive compensation purposes and reflected appropriate alignment with the overall business strategy of the Corporation. The HRCC will continue to assess the appropriateness of these non-GAAP measures and the applicable adjustments made each year as part of the Corporate Scorecard evaluation process.  Sustainability  In line with the Corporation’s commitment to sustainability, the HRCC reviewed appropriate sustainability initiatives and metrics to build on the existing short-term and long-term compensation plans. The 2022 Corporate Scorecard includes objectives in all of the Environmental, Social,  and Governance categories with new focus on cybersecurity. The PSU performance metrics for the 2022 grant have also been updated to reflect the Corporation’s sustainability commitments.  Organization and leadership development Against the backdrop of continued growth in business size and complexity, leadership  development, succession planning, and organization development were ongoing areas of focus for  the HRCC. The Executive Team was expanded with the addition of an Executive Vice President, Strategy and Corporate Planning and promotion of the Executive Vice President, IT and Digital  Transformation. The HRCC considered organization impacts and resourcing in the context of the announced acquisition of Kentucky Power and other growth and transformational initiatives.  This will continue to be an important area of focus in the future, as will leadership succession planning.  Algonquin / Liberty | 2022 Management Information Circular  57

 58  Other NEOs  Executive compensation components and mix  Executive compensation at the Corporation is comprised of the following elements:  Base salary;  Short-term annual incentive;  Long-term annual incentive; and  Pension and other benefits.  Each of these components is discussed in  more detail in the disclosure that follows this letter.  The HRCC believes that compensation should be strongly aligned to performance and the compensation mix  of the CEO and the other NEOs reflects this through a significant component of pay at risk for each executive. For 2021, the compensation mix for Mr. Banskota consisted of 21% base salary with pay-at-risk compensation representing 79% of total target compensation. Pay-at-risk for the other NEOs in 2021 ranged from 58% to 64%.  NEO compensation mix – pay at risk  Chief Executive Officer  2021 CEO compensation decisions  Corporate performance, both annual and long term, is the driver of executive compensation at the Corporation and is measured against established objectives. The continued execution against the Corporation’s strategy in 2021 resulted in the HRCC making the decisions outlined below regarding  2021 compensation.  The HRCC is of the view that the decisions made in respect of 2021 compensation and annual incentives for the CEO and the other NEOs (described below) appropriately reflect the results achieved in 2021 and the delivery of Shareholder value.  2021 base salary  The HRCC worked with its independent advisor, Hugessen, to assess the alignment of CEO and other executives’ compensation with the market median of the Corporation’s comparator group. Mr. Banskota’s base salary was increased by 2% in 2021, from $950,000 to $969,000 in alignment with the market data.  2021 short-term annual incentive  The short-term annual incentive award for the CEO  is based upon the achievement of goals and objectives approved by the Board as set out in the Corporate Scorecard, individually assigned objectives, and  an assessment of leadership behaviours. For 2021, the CEO’s annual incentive target was 125% of base salary. Based on results against the aforementioned objectives, the CEO’s bonus award for 2021 was $1,270,359, representing a payout slightly above the target.  This was based 80% on Corporate Scorecard performance results (2021 results: 111.1% achievement), and 20% on achievement of individual objectives and leadership behaviours which were assessed by the HRCC at 80% of target for 2021. Additional detail on the 2021 Corporate Scorecard results and  bonus calculations are discussed on page 66 under the heading “Short-term incentive plan”.  Base  salary   21% LTIP   Pay at risk  79%  STIP 53%  26%  Base  LTIP   salary 31%   42% STIP  27%  Base  36%  LTIP  salary 40%   Pay at risk Pay at risk  58% 64%  STIP  24%  Chief Operating Officer, Chief Development Officer  Chief Financial Officer and Chief Legal Officer

 2021 long-term incentive  Long-term incentive awards are granted annually based upon target levels established by the HRCC. For 2021, the target long-term incentive for Mr. Banskota was 250% of base salary. For 2021, the long-term incentive for NEOs and other executives was 75% of the award  in PSUs, which vest only if specific performance criteria approved by the Board are achieved over the three-year performance period, and 25% in Stock Options which vest in equal tranches of one-third over three years.  The performance criteria for the 2021 PSU awards were based on financial results, safety results, and  sustainability scores achieved during the performance period (with the following respective weightings:  85%, 10%, and 5%) and the award may be modified  by between 80% and 120% based on TSR performance of the Corporation’s Common Shares relative to the S&P/TSX Capped Utilities Index. The PSU performance metrics are described in more detail in the discussion on page 71 under the heading “The Share Unit Plan”.  Looking ahead to 2022  Key areas of focus for the HRCC in 2022 include the following:  Organization and talent development and succession planning  Against the backdrop of continued growth plans for the Corporation and the dynamic talent market, the HRCC will continue to review plans for organization and talent development with focus on having the right leadership and capabilities in place to deliver on business priorities.  Organization plans will be reviewed in the context of ongoing transformation and leadership succession plans will be evaluated to continue to build diverse talent pipelines and bench strength for the future to support business execution and performance.  Aligning strategy with objectives and compensation As the Corporation continues its growth trajectory, the HRCC will focus on the alignment of longer-term strategy with long-term compensation plans.  Sustainability  With the Corporation’s 2021 announcement of its net-zero commitment, the HRCC will continue  to monitor external trends and practices in this space and seek to incorporate them into the Corporate Scorecard and compensation plans where appropriate. The HRCC will also review plans and progress relating to inclusion and diversity. With Environmental,  Social, and Governance now included in both short- and long-term compensation plans, the HRCC acknowledges that some metrics  are qualitative in nature and will seek to evolve these goals and measures to be more quantitative over time.  The HRCC will continue to monitor developments and trends in compensation governance through 2022 with a view to continually evolving compensation governance matters. The HRCC believes that the executive compensation approach of the Corporation is appropriately linked to performance and aligns with the interests of Shareholders.  We invite you to review our compensation programs in more detail in the “Compensation discussion and analysis” that follows. We encourage any Shareholder who has comments on the Corporation’s approach  to executive compensation to forward these comments to the chair of the HRCC at Algonquin Power &  Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1, Attention: Corporate Secretary.  HRCC Members in 2021  Dilek Samil Christopher Ball  (Chair)  Christopher Huskilson  D. Randy Laney  Algonquin / Liberty | 2022 Management Information Circular  59

 Compensation highlights  A "pay for performance" philosophy  has been adopted by the HRCC in developing compensation programs for executives.  All members of the HRCC are knowledgeable and experienced individuals who have the necessary background and expertise to fulfill their duties.  Algonquin’s compensation programs have been developed to align closely with corporate strategy.  Independent consultants are employed by the HRCC to establish appropriate comparators for compensation and  to develop compensation for executives that is competitive in the market.  Caps on payouts, vesting requirements, and share ownership requirements are part of the overall plan design.  Minimum share ownership requirements are in place for NEOs.  A substantial portion of long-term incentives is deferred to discourage executives  from taking short-term or excessive risks.  Performance-based compensation is subject to our compensation clawback policy.  Executive pay is aligned with Shareholder interests by having a significant component at risk  and tied to both short- and long-term objectives, including relative Total Shareholder Return ("TSR") performance in the case of PSU awards.  Our executive employment agreements contain double-trigger provisions in the event of a change of control.  60

 Compensation discussion and analysis  Annual compensation decision-making process  The Corporation has developed a comprehensive annual process for making decisions regarding compensation for the executive officers of the Corporation. This process involves the following steps:  CEO recommendations  Using management’s analysis and data, including peer group information, compensation trend information, internal equity  considerations, and performance against objectives, the CEO makes recommendations regarding executive compensation for the executive team, including the NEOs (other than for the CEO), to the HRCC.  HRCC benchmarking  The HRCC reviews and considers these recommendations, as well as the compensation of the CEO, using benchmark information with the assistance of an external compensation consultant and other information as required, and makes recommendations  to the Board.  The foregoing process is generally completed within the first quarter of each year. As part of the process, the Board, in consultation with the HRCC, also sets the  performance objectives for the CEO for the coming year. Performance objectives for the CEO are set out annually in the Corporate Scorecard and in leadership and individual objectives.  Performance objectives for the other senior officers of the Corporation are set by the CEO. Performance objectives for other senior officers include business unit or divisional objectives established annually by the CEO.  For the purposes of determining bonus awards under the Corporation's short-term incentive plan ("STIP"), the HRCC annually approves the Corporate Scorecard which sets out corporate objectives against which corporate performance is measured, with the results being used to calculate bonuses for executive officers  and other employees of the Corporation in conjunction with performance relative to business unit, leadership, and individual objectives.  Board review  The independent Directors consider and approve the compensation of the CEO.  HRCC approval  The HRCC considers and approves the compensation of executive team members other than the CEO.  The HRCC works with an independent compensation advisor to monitor the effectiveness of the Corporation’s compensation policies, plans, and programs to ensure that the Corporation is competitive and able to attract, retain, and motivate executives (as well as all other employees) and that compensation plans are aligned with corporate strategy and reward achievement  of the Corporation’s goals.  To allow the HRCC to establish compensation levels that are appropriate and remain market competitive, an external consultant conducts a complete benchmarking review every two years. Typically,  the review scope includes a review and, if appropriate, amendments to the constituents of the Comparator Group, competitive market reviews of senior executive compensation levels, review and observations  of current executive compensation philosophy, policies, and practices, and a review of pay and performance comparators.  Algonquin / Liberty | 2022 Management Information Circular  61

 Compensation Comparator Group  In order to establish appropriate compensation levels relative to the Corporation’s peers, the HRCC worked with Hugessen to develop a comparator group of Canadian and U.S. organizations primarily engaged in Algonquin’s business sectors (independent power producers  and utilities and other sectors of similar complexity) (the “Comparator Group”). The Comparator Group was refreshed in 2021 to take into account Algonquin's growth since the previous refresh in 2019 and ensure that both the Canadian and U.S. groups (described below) are comprised of an adequate number of peers within a reasonable range of Algonquin's size.  The Comparator Group consists of a Canadian peer group and a U.S.-based peer group with the intention that the Canadian peer group (the “Canadian Comparator Group”) be the primary benchmarking group, with the U.S. peer group (the “U.S. Comparator Group”) used in specific situations where the location of work of the executive or the talent pool for recruiting for a role is primarily the U.S. market.  The Canadian Comparator Group was developed by considering general industry peers having a similar total enterprise value, asset size, revenues, and business model to the Corporation. The lack of sufficient direct industry peers  in Canada of similar size required broader selection criteria in order to develop an appropriate peer group. In the case of the U.S. Comparator Group, the peer comparator group was developed from close industry peers selected based on similar operations and with similar total enterprise value, assets size, and revenues.  The current Canadian Comparator Group consists of 12 companies with a median total enterprise value of  $19.0 billion, median total asset value of $17.2 billion, and median revenues of $3.9 billion. The U.S. Comparator Group consists of 15 companies with a median total enterprise value of $18.6 billion, median total asset value of $18.7 billion, and median revenues of $4.4 billion. The market benchmarking for the Corporation’s compensation structure is based on compensation data from the Comparator Group. Comparator Group enterprise value, assets, and revenues are as of December 31, 2021.  The 2021 Comparator Group consists of the following entities:  Canadian Comparator Group  AltaGas Ltd.  ATCO Ltd.  Capital Power Corporation  Emera Incorporated  Fortis Inc.  GFL Environmental Inc.  Hydro One Limited  Inter Pipeline Ltd.  Northland Power Inc.  Open Text Corporation  Pembina Pipeline Corporation  TransAlta Corporation  U.S. Comparator Group  Alliant Energy Corporation  Atmos Energy Corporation  Avangrid, Inc.  Black Hills Corporation  Center Point Energy, Inc.  Clearway Energy, Inc.  CMS Energy Corporation  IDACORP, Inc.  NiSource Inc.  OGE Energy Corp.  Pinnacle West Capital Corporation  PNM Resources, Inc.  Portland General Electric Company  The AES Corporation  UGI Corporation  While the intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to periodic change due to the availability of relevant pay data, mergers and acquisitions, and relevance of new comparators based on updated financial metrics.  62

Risk management and compensation

The Corporation has implemented compensation policies and has compensation practices in place to ensure that an executive or an individual within a principal business unit does not take inappropriate or excessive risk. These policies and practices include:

- Caps on payouts under short-term incentive plans (200% of target);
- Performance factors with caps on the number of units that can be issued under awards made pursuant to the Share Unit Plan;
- Termination and severance provisions with double triggers in the event of a change in control;
- Executive share ownership guidelines that align the interests of senior officers with the interests of Shareholders;
- A compensation clawback policy;
- Inclusion of non-financial performance measures in incentive compensation programs; and
- Board discretion to amend the final payouts under the incentive compensation programs.

As part of the HRCC's oversight responsibilities for the design and administration of the Corporation's executive compensation programs, the HRCC identifies and discusses plan design features or processes that may potentially represent conflicts of interest and/or inducements for unnecessary or excessive risk-taking by senior executives.

The HRCC also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which certain important compensation decisions (e.g., the amount of annual incentive to be paid) are based.

These existing safeguards notwithstanding, the HRCC periodically reviews the relationship between enterprise risk and the Corporation's executive compensation plans and policies to confirm that they continue to be optimally aligned with Shareholder interests while maintaining an acceptable level of risk exposure.

The HRCC engages independent advisors from time to time to assess the potential risks associated with the compensation programs and policies of Algonquin. These reviews include an assessment of each of the Corporation's incentive compensation programs individually, as well as holistically, to identify any risks inherent in the design or application of the programs.

During 2021, the HRCC engaged Hugessen, its independent advisor, to perform a risk assessment of the Corporation's executive compensation plans. The assessment report to the HRCC did not identify any material risks arising from the Corporation's executive compensation plans.

Based upon its ongoing assessment and the independent report noted above, the HRCC has concluded that the Corporation's executive compensation programs do not create inordinate risk for the Shareholders because an appropriate system of checks and balances is in place. When material changes are proposed to existing compensation plans or new plans are developed, it is the HRCC's practice to engage its independent advisor to review the potential changes as well as any differences in risk profile.

Fees paid to compensation consultants

The fees paid by the Corporation to its compensation advisors for the work performed in the last two years are as follows:

	2021		2020	
Advisor	Executive compensation-related fees	All other fees[1]	Executive compensation-related fees	All other fees[1]
Hugessen Consulting Inc.	$231,024	$-	$113,174	$-
Mercer (Canada) Limited	$-	$498,334[2]	$-	$245,339[2]

1. All other fees are fees for work undertaken by the advisor for management relating to provision of market data or database access, pension investment counsel or benefits advice, and benchmarking.
2. Amounts paid to Mercer relate to engagements for pension advisory work, due diligence services relating to employee pension and benefits in relation to potential acquisitions, and integration work for employee benefits plans for acquired businesses.

Algonquin / Liberty | 2022 Management Information Circular 63

 Named Executive Officer compensation  This section discusses the elements of compensation for the five Named Executive Officers in 2021 set out  in this Circular, namely:  Arun Banskota, President & CEO (“CEO”);  Arthur Kacprzak,  Chief Financial Officer (“CFO”);  Johnny Johnston,  Chief Operating Officer (“COO”);  Jeff Norman,  Chief Development Officer (“CDO”); and  Jennifer Tindale,  Chief Legal Officer  & Corporate Secretary (“CLO”).  Total target direct compensation (“TDC”) for all NEOs represented 0.33% of 2021 revenues of the Corporation and 0.70% of 2021 Adjusted EBITDA1.  1. For further information on these non-GAAP measures, please see “Caution concerning non-GAAP financial measures” on page 8.  Executive compensation philosophy  The mandate of the HRCC includes the review and establishment of the Corporation’s executive compensation philosophy. The Corporation’s  compensation philosophy for executive officers is based on pay-for-performance and is designed to attract, motivate, and retain its executives, reward them for the Corporation’s financial and operational performance and individual contributions, and facilitate smooth succession processes.  When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the HRCC has adopted the following approach:  Executive compensation is set with reference to the Canadian Comparator Group. The U.S. Comparator Group is taken into account as a secondary reference. In appropriate circumstances, the weighting of the Canadian Comparator Group and  U.S. Comparator Group may change depending on executive job location, executive responsibilities, local pay practices, and internal equity.  Pay is benchmarked and compared on a total TDC basis (i.e., base salary + target annual short-term incentive + target annual long-term incentive). Benefits, perquisites, and pensions are considered separately and established based upon market data for the market in which the executive is employed.  Given that the Corporation holds long-term assets and management decisions in any given year can have long-term implications, overall compensation is designed so that a meaningful portion of compensation is delivered through variable/pay- at-risk and longer-term compensation elements.  Compensation levels, mix, and incentive plans are designed so that TDC is positioned at the median of the relevant Comparator Group. Variable compensation is designed so that compensation  is at the median level for target performance, above median for above-target performance, and below median for below-target performance.  The impact of foreign exchange on compensation data is averaged over multi-year periods when benchmarking executive compensation in order to smooth its impact.  Judgement is applied to different employee levels where necessary so as to avoid an entirely  mechanical process for setting each position’s pay.  64

Compensation mix

The Corporation has implemented a compensation program that is based on concepts of market competitiveness and internal equity, taking into account the roles and responsibilities of each employee of the Corporation. The program is designed to attract, retain, and motivate strong talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture. Alignment of employee and long-term Shareholder interests is promoted through a performance-based compensation system linked directly to the Corporate Scorecard, Business Unit Scorecards (as defined under the heading "Short-term incentive plan" on page 66), individual objectives, and leadership performance.

In keeping with the Corporation's philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve high levels of performance, the Corporation has adopted a model that includes both base salary and at-risk compensation comprised of both short-term performance incentives (which are subject to targets being achieved) and long-term incentives linked to the creation of Shareholder value, but also subject to performance against targets.

The at-risk components for annual short-term incentives depend on the achievement of corporate performance objectives, subsidiary business unit objectives, individual objectives, and leadership performance. These objectives are described in scorecards that establish measurable financial, growth, operations, stakeholder, and employee objectives that, if achieved, add value to the Corporation or its affiliates. Performance against each objective is measured and assessed.

Achievement of the expected level of performance for a particular objective is required for that particular item to contribute points towards bonus amounts. Accordingly, incentive compensation plans are designed to pay larger amounts for superior performance and lower amounts if target performance is not achieved.

In setting the recommended compensation elements for the NEOs (base salary, target short-term incentive, and target long-term incentive), the HRCC takes into consideration the advice and recommendations provided by the independent advisor which are based on the compensation earned by similar executive officers in the relevant Comparator Group (see discussion on page 62 under the heading "Compensation Comparator Group"). The following table shows the dollar value (in Canadian dollars) and percentage weighting of each component of the total TDC for the NEOs in 2021.

	Compensation elements				Compensation mix			
Name	Base salary	Short-term incentive target	Long-term incentive target	Target total direct compensation	Base salary	Short-term incentive target	Long-term incentive target	Pay-at-risk
Arun Banskota (CEO)	$969,000	$1,211,250	$2,422,500	$4,602,750	21%	26%	53%	79%
Arthur Kacprzak (CFO)	$428,400	$278,460	$321,300	$1,028,160	42%	27%	31%	58%
Johnny Johnston (COO)	$489,921	$318,449	$538,913	$1,347,284	36%	24%	40%	64%
Jeff Norman (CDO)	$489,600	$318,240	$538,560	$1,346,400	36%	24%	40%	64%
Jennifer Tindale (CLO)	$444,720	$289,068	$489,192	$1,222,980	36%	24%	40%	64%

Algonquin / Liberty | 2022 Management Information Circular 65

 Base salary  Base salary of the NEOs is established at levels which are meant to be competitive with other companies and  entities similar, and of comparable size, to the Corporation.  Base salary is not a function of any specific relationship to the performance of the Corporation and is reviewed annually by the HRCC.  The Board approves any changes to the compensation  of the CEO based upon the recommendation of the HRCC. Salary levels for other NEOs are approved by the HRCC based on the recommendation of the CEO within a range established through benchmarking relative to the Comparator Group by the independent advisor.  Short-term incentive plan  The short-term incentive plan of the Corporation  (the “STIP”) is a cash bonus plan, the purpose of which is to align compensation with corporate and business  unit targets and results as well as individual performance against objectives and thereby promote behaviours which benefit the interests of the Corporation and its Shareholders. The target is established based on position and market competitiveness and STIP payouts are capped at 200% of target amount for exceptional performance.  Incentives are calculated and paid annually based on achievement relative to stated scorecard goals and objectives as well as individual performance, as described below.  Each NEO is eligible for an award under the STIP if established corporate, business unit, and personal goals and objectives are achieved. Each year, these goals and objectives for the CEO are reviewed and approved by the Board (and in the case of the goals and objectives for the other NEOs, by the CEO) and are intended to be aligned with the goals and targets of the Corporation for that year. For individuals with specific business unit accountability, their STIP award is also based upon business unit / divisional level results (“Business Unit Scorecard”). The composition of the STIP award each year is determined by the aggregate STIP score (“STIP Factor”) achieved by an NEO. The STIP Factor is calculated for each  NEO based upon the relative weightings assigned to results achieved under the Corporate Scorecard, the Business Unit Scorecard (for NEOs with business unit accountability), and individual objectives and leadership performance.  The formula for calculating the STIP Factor is set out on page 67. For the 2021 STIP program, the following were the relative weightings placed on the applicable scorecard results and the individual leadership and personal performance objectives for each of the NEOs:  66  Position  STIP target for 2021  (% salary)  Maximum payout  (% target)  Corporate performance  weighting  Business unit  performance weighting  Individual performance and  leadership assessment  CEO  125%  200%  80%  -  20%  CFO  65%  200%  60%  20%  20%  COO  65%  200%  60%  20%  20%  CDO  65%  200%  60%  20%  20%  CLO  65%  200%  60%  20%  20%

 Base salary  STIP  Factor  STIP  payout  Target  %  1. See individual NEO weighting table on page 66.  Corporate Scorecard achievement  Corporate Scorecard weight  Business Scorecard achievement  Leadership objective achievement  Business Scorecard weight  Leadership objective weight  STIP   Factor  STIP payouts  Annual STIP payouts are calculated as allows:  The STIP Factor calculation varies by individual NEO based on the weighting of the Corporate Scorecard, Business Unit Scorecard, if applicable, and the individual and leadership objectives, and is calculated as follows:  2021 Corporate Scorecard and results  On an annual basis, the HRCC approves the corporate objectives and target performance levels to be achieved and incorporated into a Corporate Scorecard for  the year (the “Corporate Scorecard”). The Corporate Scorecard is developed and recommended by management for approval by the HRCC each year. The corporate performance portion of the STIP for the NEOs is based on these objectives and targets. Business Unit or Divisional Scorecards are established by the CEO annually, together with individual performance and leadership goals for each NEO, and these are utilized in assessing business unit  performance, performance against personal objectives, and individual leadership performance for the STIP calculations for business unit and functional leaders.  The Corporate Scorecard objectives are based on the Corporation’s business plan for the year and establish specific, measurable performance targets for each objective. The 2021 Corporate Scorecard contained both operational and financial metrics.  Algonquin / Liberty | 2022 Management Information Circular  67

2021 Corporate Scorecard results (Total 111.1 pts.)

The following sets out the 2021 Corporate Scorecard objectives and performance results achieved relative to those objectives. Targets and results noted in the discussion below are established and measured based on a C$ to US$ exchange rate of C$1.35 / US$1.00, the 2021 budget rate. Accordingly, reported performance may vary from results in the financial statements of the Corporation for 2021 due to difference in foreign exchange rates used.

Operating Efficiency and Cost of Capital Metrics

Meet Adjusted Net Earnings per Share (EPS) target[1]

2021 actual – $0.71 – 86.1% (12.9 pts.)

<Minimum $0.65 (0 pts.) | Target $0.72 (15 pts.) | Maximum > $0.79 (30 pts.)

Meet EPS Growth target

2021 actual – 2.8% – 0% (0 pts.)

<Minimum 5% (0 pts.) | Target 7% (15 pts.) | Maximum > 9% (30 pts.)

Achieve target FFO / Debt ratio

2021 actual – Maximum achieved (30 pts.)

<Minimum 14.5% (0 pts.) | Target 15% (15 pts.) | Maximum > 16% (30 pts.)

Sustainability Metrics

Achieve Target of 75% Renewable Generation

2021 actual – 71.5% – 150% (3.8 pts)

<Minimum 58% (0 pts.) | Target 68% (2.5 pts.) | Maximum > 75% (5 pts.)

Drive addition of 2,000 MW of new Renewables by 2023 through in-year completion of construction of new renewables projects

2021 actual – 1,217 MW – 17% (0.4 pts.)

<Minimum Less than 1,200 MW (0 pts.) | Target 1,300 MW (2.5 pts.) | Maximum > 1,400 MW (5 pts.)

Exceed 30% ratio of women in leadership roles

2021 actual – 30.2% – 7% (0.2 pts.)

<Minimum 30% (0 pts.) | Target 33% (2.5 pts.) | Maximum > 36% (5 pts.)

Deliver progress against Compliance roadmap

2021 actual – 64.4% – 144% (3.6 pts.)

<Minimum Progress below expectations (0 pts.) | Target 60% progress (2.5 pts.) | Maximum > 70% progress (5 pts.)

Operational Excellence Metrics

Drive world-class safety results

2021 actual – Maximum achieved (30 pts.)[2]

<Minimum Below U.S. industry average injury rate (0 pts.)[2] | Target Top quartile U.S. industry average injury rate (15 pts.) | Maximum > Top decile U.S. industry average injury rate (30 pts.)

Provide customers with reliable service: SAIDI rate (duration of electrical outages)

2021 actual – 146.92 – 31% (0.9 pts.)

<Minimum Worse performance than worst of last 3 years – 162.52 (0 pts.) | Target 3% improvement on best of last 3 years – 112.29 (3 pts.) | Maximum > Top quartile industry average – 82.88 (6 pts.)

Provide customers with reliable service: SAIFI rate (frequency of electric outages)

2021 actual – 1.15 – 81.8% (2.5 pts.)

<Minimum 1.24 (0 pts.) | Target 1.13 (3 pts.) | Maximum > Top quartile – 0.8 (6 pts.)

Provide customers with reliable service: Gas Leak Response Time

2021 actual – 22.91 min. – 171% (5.1 pts.)

<Minimum Results worse than 75% the regulatory targeted maximum response time i.e. 45 min. (0 pts.) | Target 30 min. (3 pts.) | Maximum > Best in class – 20 min. (6 pts.)

Provide customers with reliable service: Water Leak Rate

2021 actual – 24.82 – 53.4% (1.6 pts.)

<Minimum Results worse than 10% worst performance in last 3 years i.e. 28.48 (0 pts.) | Target 21.63 (3 pts.) | Maximum > Top quartile performance – 10.6 (6 pts.)

Provide customers with reliable service: Power Portfolio Technical Availability

2021 actual – 95.1% – 105% (3.2 pts.)

<Minimum 92% (0 pts.) | Target 95% (3 pts.) | Maximum > 97% (6 pts.)

Drive improved customer satisfaction as measured by J.D. Power

2021 actual – 703 – 76% (7.6 pts.)

<Minimum 665 (0 pts.) | Target 715 (10 pts.) | Maximum > 724 (20 pts.)

Achieve milestones in Customer First Program

2021 actual – 1 week of slippage – 187.5% (9.4 pts.)

<Minimum More than 16 weeks of combined slippage between Release 1 actual go-live and planned Release 2 go-live (0 pts.) | Target 8 weeks of combined slippage (5 pts.) | Maximum > No slippage (10 pts.)

1. For further information on these non-GAAP measures, please see "Caution concerning non-GAAP financial measures" on page 8.
2. Zero points awarded if results are worse than the worst prior year performance over the last three years.

68

 Date  Term1  Volatility2  Dividend yield  Risk-free rate3  March 19, 2021  5.5 years  27.3%  4.3%  1.1%  The safe harbour term used is equal to ((time to expiry + 3) / 2). Option term is eight years.  The volatility of the share price is based on the average daily volatility over the last 750 trading days (three years).  The risk-free rate is equal to the yield of a Government of Canada bond with same term as the expected life of the Option.  The Long-Term Incentive Plan (“LTIP”)  The LTIP element of compensation for the NEOs consists of participation in the Stock Option Plan and in the Share Unit Plan. The LTIP is intended to incent and reward behaviour that creates long-term value for Shareholders by aligning the interests of executives with long-term Shareholder interests. To achieve this, the future value  of the LTIP awards to executives is tied to the value of the Common Shares. The realization of such value depends on the achievement of performance-vesting criteria and share price growth, making the LTIP portion of executive compensation truly “at risk” and linked to performance intended to also benefit Shareholders.  The number of Options and PSUs granted to the NEOs as annual long-term compensation awards is determined by the HRCC based on annually established target compensation. Option and PSU grants are based on the level of responsibility within the Corporation; generally, the level of grant increases with the level of responsibility. Previous grants of Option-based awards are not taken into account when considering new grants, as grants are made annually based on target pay-at-risk.  Options and PSUs/RSUs increase or decrease in value in proportion to the increase or decrease in the market price of the Common Shares over the term of a particular grant.  The fair value of Option grants is based on the greater of: (i) the value determined by using the Black-Scholes valuation methodology as it is an appropriate and commonly used methodology to value Options;  or (ii) a value equal to 10% of the price of Common Shares on the TSX at the date of grant. For the Options granted in 2021, the Black-Scholes value was determined to be equal to 14.9% of the share price of $19.64 as of March 19, 2021.  The Black-Scholes value ratio for the 2021 Option grants was determined using the following assumptions:  Algonquin / Liberty | 2022 Management Information Circular  69

 The Stock Option Plan  The purpose of the Stock Option Plan is to attract, retain, and motivate persons as key service providers to  the Corporation and its affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire  an equity interest in the Corporation.  The Stock Option Plan authorizes the Board to issue Options to Directors, officers, employees, consultants, or other service providers of Algonquin or any of  its subsidiaries (“Eligible Persons”).  The aggregate number of Common Shares that may be reserved for issuance on the exercise of Options under the Stock Option Plan, together with the Common Shares issuable under grants under all other securities-based compensation arrangements of the Corporation, must not exceed 8% of the number of Common Shares issued and outstanding at the time the Options are granted.  For greater clarity, the Stock Option Plan is “reloading” in the sense that, to the extent that Options expire or  are terminated, cancelled, or exercised, the Corporation may make a further grant of Options in replacement  for such expired, terminated, cancelled, or exercised Options, provided that the 8% maximum is not exceeded. No fractional Common Shares may be purchased or issued under the Stock Option Plan.  As of December 31, 2021 the number of outstanding Options was 2,040,529 which represented 0.30% of the total issued and outstanding Common Shares as at that date.  The number of available Options as of December 31, 2021 was 39,716,293, which represented 5.9% of the total issued and outstanding Common Shares as at that date and is equal to 8% of the total issued and outstanding Common Shares as at that date less those shares issuable under all other share-based compensation plans and Options outstanding on that date. The number of Common Shares that have been issued pursuant  to the Stock Option Plan as of December 31, 2021 was 6,941,566. The number of Common Shares that have been issued pursuant to the Stock Option Plan as a percentage of the issued and outstanding Common Shares as at December 31, 2021 was 1.03%.  A more detailed description of the Stock Option Plan can be found at Schedule "B" and the full text of the Stock Option Plan can be found at Schedule "C". The table below summarizes certain ratios as at December 31, 2021, 2020, and 2019 regarding the Stock Option Plan, namely dilution, burn rate, and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2021, 2020, and 2019, and burn rate is measured using  the weighted average number of Common Shares outstanding during the relevant years as noted.  The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.  The total number of Options granted in each year was as follows: 2021 – 437,006; 2020 – 999,962; and 2019 – 1,113,775.  The total number of Common Shares that can be issued under the Stock Option Plan as of December 31, 2021 was 39,716,293.  70  December 31, 2021  December 31, 2020  December 31, 2019  Dilution  Total number of Options outstanding divided by total number of Common Shares outstanding as at the end of the year noted.  0.30%  0.35%  0.67%  Burn rate  Total number of Options granted in a year divided by the weighted average number of Common Shares outstanding during the period noted.1,2  0.07%  0.18%  0.22%  Overhang  Total Options outstanding plus the number of Options available to be granted pursuant to the Stock Option Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.3  6.21%  5.99%  6.76%

 The Share Unit Plan  The objectives of the Share Unit Plan are to: (i) promote alignment between employees and the growth objectives of the Corporation; (ii) associate a portion of participating employees’ compensation with the performance of the Corporation over the long-term; and (iii) retain critical employees to drive business success. Under the Share Unit Plan, PSU, and RSU awards can be made. PSU awards are used as a component of long-term compensation for employees and vest based on achievement of performance criteria specified at the time of grant.  In 2021, PSU awards under the Share Unit Plan made up 75% of the target long-term compensatory value for each of the NEOs. RSU awards are issued under the bonus deferral program (see discussion at page 74 under the heading “Bonus deferral program”), issued  for retention purposes, or used as sign-on or make-whole compensation to attract senior talent. RSU awards can also be made to facilitate retirement and transition  of senior executives on a mutually agreeable timeline and terms. RSU awards are typically time-based awards and vest on continuity of employment or compliance with ongoing contractual obligations during the specified time period set out in the award.  The maximum number of Common Shares that are issuable under the Share Unit Plan to pay awards is limited to an aggregate of 7,000,000 Common Shares, (representing approximately 1.04% of the issued and outstanding Common Shares as at December 31, 2021). As at December 31, 2021 1,652,976 Common Shares have been issued in payment for vested PSUs and RSUs,  representing 0.25% of the issued and outstanding Common Shares as at that date. As at December 31, 2021 5,347,024 additional Common Shares were available to be issued  to redeem vested PSUs and RSUs issued or to be issued under the Share Unit Plan, representing 0.80% of the issued and outstanding Common Shares as at that date.  Grants may be made under the Share Unit Plan to executives or other employees of the Corporation  or of any affiliate of the Corporation. For the purpose of the Share Unit Plan, an “affiliate” is any corporation, partnership, or other entity in which the Corporation, directly or indirectly, has majority ownership interest or which the Corporation controls.  The Share Unit Plan is administered by a committee consisting of designated executives of the Corporation or its relevant affiliates, except that in respect of any grants  made to such designated executives (including the NEOs), the committee designated as the administrator is the HRCC (in either case, referred to below as the “Plan Committee”).  A more detailed description of the provisions of the Share Unit Plan can be found at Schedule “J”.  Each PSU awarded represents the opportunity to receive one Common Share (issued from treasury or purchased on the secondary market), or a cash equivalent payment (at the election of the Corporation), at the end of the performance or vesting period for the award, generally three years (the “Performance Period”), subject to the achievement of established performance criteria for each year during the Performance Period. For PSU awards granted since 2017, a performance modifier has been added based on the cumulative TSR achieved by the Corporation during the three-year Performance Period relative to the S&P/TSX Capped Utilities Index. If the TSR achieved by the Corporation over the Performance Period relative to the TSR for the S&P/TSX Capped Utilities Index (“Index Group”) for the same period is between the 25th and the 75th percentile performance achieved by the  Index Group companies, the vested value of the PSU award will be modified on a pro-rata basis between 80% to 120%. If TSR performance of the Corporation is at or below the 25th percentile performance of the Index Group companies, the PSUs vested will be reduced to 80% of those that would have otherwise vested. If the TSR performance is at or above the 75th percentile of the performance of the Index Group companies, then the PSUs vested will increase to 120% of those that would have otherwise vested. In the latter case, there will be no increase applied where TSR performance is negative over the calculation period despite strong relative performance when compared  to the Index Group.  If the achievement for any one particular performance criteria is above target for the Performance Period,  the award payout can be increased to a maximum weighting for the relevant performance criteria as follows:  (i) efficiency (170%); (ii) safety metrics (20%); and (iii) customer satisfaction (7.5%). The maximum payout for any PSU award under these performance criteria with the TSR modifier applied assuming maximum relative TSR performance to the Index Group is 237%.  Algonquin / Liberty | 2022 Management Information Circular  71

The actual number of PSUs that will vest is determined as follows:



Performance criteria
(calculated over three-year period)
Units granted
Relative TSR performance
Final share units vested
Efficiency factor 0 – 1.70
Safety factor 0 – 0.20
Customer factor 0 – 0.075
Units granted
Units issued for dividends paid
TSR modifier 80% – 120%

The performance metrics achieved during the Performance Period from January 1, 2019 to December 31, 2021 for the 2019 PSU awards which vested on December 31, 2021, were:

Performance factor	Target	Weighting	Three-year average achieved	Performance range achieved[1]	Achieved factor
Efficiency	100 points	85%	88.2 points	> 80 and <= 120	0.850
Safety	2.03 RIR	10%	0.61 RIR	< 0.70 RIR Rate	0.200
Customer service	80%	5%	89.9%	> 80% and <= 90%	0.045
		A. Total performance factor score			109.5%
		B. TSR performance factor score			80%
		C. Overall performance and TSR factor (A x B = C)			**87.6%**

1. See "2019 PSU award performance results" on page 73.

The overall performance factor applied to the 2019 PSU awards vested was 1.095x the accrued units awarded as at the vesting date (accrued units include the original number of units awarded together with units accreted due to dividends paid during the Performance Period or, if applicable, the period after the Performance Period and until award payout). This factor decreased by 0.8x due to TSR performance during the Performance Period (total of 87.6%). Accordingly, the 2019 PSU grants vested at 0.996x the original units awarded when taking into account performance against objectives, relative TSR performance, and units issued for dividends. The vested value, based on the December 31, 2021 closing price on the TSX of $18.27 per Common Share, represented 1.331x the original grant date value. These results reflect the performance of the Corporation achieved during the three-year Performance Period. During the Performance Period, cumulative TSR of 20% was achieved. Adjusted EBITDA[2] grew 24% to US$1,076.9 million from US$869.5 million and total assets grew by 27% to US$16.8 billion from US$13.2 billion.

2. For further information on these non-GAAP measures, please see "Caution concerning non-GAAP financial measures" on page 8.

72

2019 PSU award performance results

For the 2019 PSU grants made to NEOs which vested as at December 31, 2021, the performance metrics achieved during the Performance Period from January 1, 2019 to December 31, 2021 were as follows.

Average efficiency achievement over three years

This factor has a target weighting of 85% (maximum 170%) and represents the average of the total points achieved in each year of the three-year Performance Period for financial and efficiency metrics established for the annual Corporate Scorecard.


Achievement factor
0.85 points (3-year average actual: 88.2 points)
Minimum <= 0 (0 points)
> 0 and <= 20 (0.17 points)
> 20 and <= 40 (0.34 points)
> 40 and <= 60 (0.51 points)
> 60 and <= 80 (0.68 points)
> 80 and <= 120 (0.85 points)
> 120 and <= 140 (1.02 points)
> 140 and <= 160 (1.19 points)
>160 and <= 180 (1.36 points)
> 180 and <= 200 (1.53 points)
Maximum > 200 (1.70 points)

Safety performance achievement factor

This factor has a weighting of 10% (maximum 20%) and represents the Corporation's achieved Occupational Safety and Health Administration ("**OSHA**") Recordable Incident Rate ("**RIR**") relative to the OSHA Average RIR for the Performance Period.


Achievement factor
0.200 points (3-year average actual: 0.61)
Minimum <.70 (0.200 points)
<= .70 >.79 (0.110 points)
<= .80 >.94 (0.105 points)
<= .95 >= 1.04 (0.100 points)
<= 1.05 >= 1.19 (0.950 points)
< 1.20 >= 1.29 (0.090 points)
Maximum > 1.30 (0.000 points)

Customer service achievement factor

This factor has a weighting of 5% (maximum 7.5%) and represents the average score achieved for customer service levels relative to the targets established for the year.


Achievement factor
0.045 points (3-year average actual: 89.9%)
Minimum <50 (0 points)
= 50% (0.025 points)
> 50% and <= 60% (0.030 points)
> 60% and <= 70% (0.035 points)
> 70% and <= 80% (0.040 points)
> 80% and <= 90% (0.045 points)
> 90% and <= 110% (0.050 points)
> 110% and <= 120% (0.055 points)
> 120% and <= 130% (0.060 points)
> 130% and <= 140% (0.065 points)
> 140% and <= 150% (0.070 points)
Maximum > 150 (0.075 points)

TSR modifier factor

This factor modifies the total units to be received by a factor between 80% - 120% (pro-rata) depending on the relative performance of the Corporation's TSR over the Performance Period as compared to the S&P / TSX Capped Utilities Index TSR for the same period.


Achievement factor
0.80x modifier (3-year average actual: percentile ranking of 20%)
Threshold performance <= P25 Relative to Index (80% payout)
P50 relative to Index (100% payout)
>= P75 relative to Index (120% payout)

Total performance factor with TSR modifier	87.6%

Algonquin / Liberty | 2022 Management Information Circular 73

 December 31, 2021  December 31, 2020  December 31, 2019  Dilution  Total number of PSUs/RSUs outstanding divided by total number of Common Shares outstanding as at the end of the year noted.  0.41%  0.52%  0.51%  Burn rate  Total number of PSUs/RSUs granted in the year divided by the weighted average number of Common Shares outstanding during the period.1, 2  0.10%  0.25%  0.30%  Overhang  Total PSUs/RSUs outstanding plus the number of units available to be granted pursuant to the Share Unit Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.3  0.96%  0.98%  1.22%  The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.  The total number of PSUs/RSUs granted in each year (net of awards forfeited during the relevant year) was as follows: 2021 – 644,218; 2020 – 1,413,043; and 2019 – 1,364,251. The figures include additional units earned due to dividends paid on Common Shares during the relevant year.  The total number of Common Shares that can be issued for vested PSU/RSUs as of December 31, 2021 was 5,347,024 (7,000,000 less 1,652,976 Common Shares issued as at December 31, 2021 to redeem prior awards).  Bonus deferral program  With a view to facilitating increased equity ownership among senior leaders, the Board approved a bonus deferral program for eligible Canadian employees of the Corporation effective beginning in 2017. Employees who hold positions in the Corporation and its affiliates above the level of senior manager (including the CEO and other NEOs) are eligible to participate. Eligible employees  may elect, prior to any calendar year, to defer up to 100% of their annual STIP award and receive the deferred amount in RSUs issued under the Share Unit Plan.  RSUs issued under this program are fully vested and will be settled in treasury shares of the Corporation. Any bonus amount deferred is tax-deferred until the issued RSUs are settled. A participating employee may elect at any time after issuance of the RSUs to have them settled at a specified date in the future selected by the employee within the timeframes permitted under the program. The program allows for settlement of RSUs to be deferred for a period ending no later than December 31 of the second year following retirement or termination of employment. If the employee does not make an election to settle outstanding units, they will automatically be settled no later than December 31  of the second year following retirement or termination of employment. Employees receive additional RSUs  in an amount equivalent to any dividend payable  on an equivalent number of Common Shares during the period up to the settlement date of the RSUs.  The additional RSUs issuable to reflect dividend payments are issued at the Market Value (as such term is defined in the Share Unit Plan) on the relevant dividend payment date in accordance with the Share Unit Plan.  The table below summarizes certain ratios as at December 31, 2021, 2020, and 2019 regarding the Share Unit Plan, namely dilution, burn rate, and overhang.  Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2021, 2020, and 2019 and burn rate is measured using the weighted-average number  of Common Shares outstanding during the relevant fiscal years as noted.  74

 The employee share purchase plan  The Corporation’s employee share purchase plan (“ESPP”) is intended to enable eligible employees (which includes NEOs) to acquire Common Shares in a convenient and systematic manner so as to encourage continued employee interest in the operation, growth, and development of the Corporation, as well as  to provide an additional investment opportunity to eligible employees.  On June 21, 2011 Shareholders approved the adoption of the ESPP. The ESPP was amended by the Board on May 12, 2016, April 1, 2018, and February 27, 2020.  On June 4, 2020 Shareholders approved an increase in the maximum number of treasury shares issuable  under the ESPP to 4,000,000 from 2,000,000. The current fixed maximum number of Common Shares issuable under the ESPP, is 4,000,000 Common Shares, representing approximately 0.60% of the issued and outstanding Common Shares as at December 31, 2021. As of December 31, 2021 a total of 1,943,612 Common Shares had been purchased by employees under the ESPP, representing 0.29% of the issued and outstanding Common Shares as at December 31, 2021 and a total of 2,056,388 Common Shares remained available for purchase under the ESPP as of that date (representing 0.31% of the issued and outstanding Common Shares as of December 31, 2021).  All regular full-time and part-time employees of the Corporation (including employees of subsidiaries of the Corporation in North America) are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Common Shares through payroll deduction. For employees who are resident in Canada or who otherwise qualify as Canadian dollar participants under the ESPP, the Corporation will match 20% of the first $5,000 contributed by the employee and 10% of the  next $5,000 contributed by the employee, for a maximum matching contribution of $1,500 annually. For employees who are resident in the United States and Bermuda or who have been designated by the Corporation as U.S. dollar participants under the ESPP, the Corporation will match 20% of the first US$5,000 contributed by the employee and 10% of the next US$5,000 contributed by the employee, for a maximum matching contribution of US$1,500 annually.  On or about the first business day following the processing of an employee’s payroll, all contributions received in respect of each participant shall be paid in full on behalf of such participant to purchase Common Shares from treasury or, at the election of the Corporation, through market purchases carried out by an independent broker through the facilities of the TSX or NYSE. For employees who are resident in Canada or otherwise qualify as Canadian dollar participants under the ESPP, the Common Shares will be issued from treasury at a price equal to the volume-weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the purchase date. For employees who are  resident in the United States or Bermuda or who have been designated by the Corporation as U.S. dollar participants under the ESPP, the Common Shares will be issued from treasury at a price equal to the volume-weighted average trading price of the Common Shares on the NYSE for the five trading days immediately preceding the purchase date. Where the Corporation determines that all or a portion of Common Shares purchased by participants shall be acquired through market purchases, an equivalent number of Common Shares will be acquired on the applicable market (with any shortfall from contributions for the purchase of such Common Shares being contributed by the Corporation and any excess being available to the Corporation to apply against costs of administering the ESPP).  The Common Shares reserved for issuance to insiders under the ESPP, together with any other security-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Common Shares.  The ESPP does not set out a maximum number of Common Shares that may be issued to an individual employee; however, eligible employees may only contribute up to  a maximum of $10,000 per year in their respective plan participation currency in any given year, which has the effect of limiting the number of Common Shares that may be issued to any one individual under the ESPP.  Algonquin / Liberty | 2022 Management Information Circular  75

 The ESPP can be amended by the Board at any time, without the approval of the Shareholders, provided that amendments to: (i) increase the number of Common Shares reserved for issuance from treasury under the ESPP; (ii) add additional categories of persons eligible to participate under the ESPP; (iii) eliminate or decrease the limitations on insider participation set forth above;  (iv) increase the amount of the contributions of the Corporation under the ESPP, provide for Common Shares to be purchased at a discount, increase the amount  of any such discount, or otherwise provide for any additional form of financial assistance to participants; or (v) amend the amending provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval.  The interest of any participant under the ESPP is not assignable either by voluntary assignment or by  operation of law, except upon death or upon mental incompetency. Upon the termination of employment of any participant under the ESPP for any reason whatsoever, all Common Shares held in such participant’s account under the ESPP shall be released to such participant.  The table below summarizes certain ratios as at December 31, 2021, 2020, and 2019 regarding the ESPP, namely, burn rate and overhang. Overhang is measured as a percentage of the total number of Common Shares outstanding as of December 31, 2021, 2020, and 2019  and burn rate is measured using the weighted-average number of Common Shares outstanding during the relevant fiscal years as noted.  The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.  The total number of Common Shares issued for employee purchases under the ESPP during the years noted were as follows: 2021 – 355,096; 2020 – 302,727; and 2019 – 253,538.  The current fixed maximum number of Common Shares issuable under the ESPP is 4,000,000. As at December 31, 2021 1,943,612 Common Shares had been issued, with an additional 2,056,388 Common Shares being available for purchase by employees under the ESPP.  76  December 31, 2021  December 31, 2000  December 31, 2019  Burn rate  Common Shares issued from treasury under the ESPP in the year divided by the weighted average number of Common Shares outstanding during the relevant period noted.1,2  0.06%  0.05%  0.05%  Overhang  Total Common Shares available for purchase by employees pursuant to the ESPP divided by the total number of Common Shares outstanding.3  0.31%  0.40%  0.14%

The defined contribution pension plan

Effective May 1, 2016, Algonquin established a defined contribution pension plan for its Canadian employees including the NEOs (the "**Pension Plan**"). Under the Pension Plan, the Corporation contributes 6% of eligible earnings up to the annual limit established by Canada Revenue Agency ("**CRA**") on behalf of each NEO. No matching contributions are required by participants who are NEOs. For Canadian employees other than the NEOs and certain other members of the Corporation's executive team, the Corporation provides an annual contribution of 2% of eligible earnings and matches up to an additional 2% of eligible earnings contributed by the employee up to a maximum contribution to the annual limit established by the CRA. Eligible earnings under the Pension Plan are defined as the annual base salary of the NEO. The Pension Plan is administered on behalf of the Corporation by a major Canadian life insurance company. Prior to the establishment of the Pension Plan, the Corporation provided an employee savings program with the same contribution levels through a deferred profit-sharing plan ("**DPSP**") and did not have a Canadian pension plan for Canadian employees. The DPSP plan was closed upon the establishment of the Pension Plan.

Under the Pension Plan, employees may retire by ending active employment at any time after reaching the age of 55. Upon retirement, the retired employee will receive retirement income through the purchase of a life or joint life annuity. The amount of retirement income will be dependent upon the accumulated value of the participant's account in the Pension Plan. There are a number of defined benefit pension plans in place for employees of operating affiliates of the Corporation. None of the NEOs or members of the Corporation's executive team are eligible to participate in the pension programs offered by the Corporation's affiliates.

Supplemental Executive Retirement Plan

The Corporation established a Supplemental Executive Retirement Plan ("**SERP**") effective January 1, 2016 in order to provide a retirement savings program for senior management that was aligned with market practices in Canada. Under the SERP, the Corporation accrues annually an amount for eligible executives, including the NEOs, equivalent to 12% of eligible earnings less any amounts contributed to the Pension Plan during the year. The SERP is an unfunded program under which no annual contributions are funded by the Corporation with future amounts owing payable from the general revenues of the Corporation. Under the SERP, eligible earnings are the amount of annual base salary and annual cash incentive earned by the participant. Upon cessation of employment with the Corporation, a participant under the SERP receives, at their election, either a one-time taxable lump-sum payment or a series of annual taxable payments for a period not exceeding 15 years with an equal present value. Accrued amounts in the SERP are credited or debited annually by an amount equivalent to the annual return or loss achieved in the Pension Plan, based on the investment mix selected by the participant.

The following table shows the accumulated value (in Canadian dollars) from January 1, 2021 to December 31, 2021 for each NEO under the Pension Plan and the SERP.

Name	Accumulated value at start of year	Compensatory change[1]	Non-compensatory change[2]	Accumulated value at end of year
Arun Banskota (CEO)	$90,298	$259,452	$5,700	$355,449
Arthur Kacprzak (CFO)	$89,948	$73,209	$13,130	$176,287
Johnny Johnston (COO)	$168,858	$118,660	$12,794	$300,312
Jeff Norman (CDO)	$442,610	$142,930	$21,868	$607,408
Jennifer Tindale (CLO)	$310,088	$126,114	$22,033	$458,235

1. Includes Pension Plan contributions and unfunded SERP contributions and credits.
2. Non-compensatory amount is the amount of annual investment value increase/decrease achieved by a participant in the Pension Plan based on a participant's individual investment product mix elected in the program.

Algonquin / Liberty | 2022 Management Information Circular 77

 Other executive benefits  The Corporation provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the NEOs are eligible to receive some or all of the following:  Life and accidental death and dismemberment insurance coverage;  Medical expenses and medical insurance reimbursements;  Monthly car allowance;  Health and wellness coverage; and  A fitness allowance for a recreational and/or social club.  Some of these items are considered taxable benefits. The monetary value of the benefits is reported in the “Summary compensation table” on page 85.  Compensation clawback policy  The HRCC implemented a compensation clawback policy effective January 1, 2016, applicable to all “Executive Officers” (as that term is defined under applicable securities legislation in Ontario) and to any other employee specifically designated by the HRCC. The policy was amended by the Board in 2021 to: (i) expand its application to (a) instances of misconduct by an Executive Officer; or (b) where clawback of compensation is required under any applicable law,  rule or regulation, stock exchange rule, or regulatory body having jurisdiction over the Corporation from time to time;  (ii) remove the requirement that an Executive Officer be grossly negligent or engaged in fraud or intentional illegal conduct relating to a restatement of financial results in order for the policy to be applicable; and (iii) confirm that when the policy is utilized to clawback compensation, no director or officer indemnification will be available in respect of the clawback. Accordingly, the policy as amended provides that where: (i) there is a restatement of the financial results of  the Corporation for any reason (other than a restatement caused by a change in applicable accounting rules or interpretations); (ii) the senior executive was engaged in conduct determined to be misconduct (as defined in the policy); or (iii) clawback is required under any applicable law, rule, or regulation or by a regulatory body, the HRCC has the ability in its discretion to recoup amounts paid or awarded to any Executive Officer as performance-based compensation or to cancel any performance-based compensation awards made to any executive. Compensation awards made after January 1, 2016 in respect of all financial years following that date are subject to recoupment or cancellation looking  back three years preceding the year in which the decision to clawback is made. In the case of a restatement of financial results, the amount that may be cancelled or recouped will be equal to the difference between the performance-based compensation actually awarded and the amount that would have been awarded had it been calculated or determined based the financial statements of the Corporation  as restated. In the case of misconduct, the amount of compensation recouped or cancelled will be at the  discretion of the HRCC after taking into account the factors set out in the policy, as follows: the nature and severity of the misconduct; the executive’s position and degree of responsibility; the availability of other remedies;  the nature and quantum of any other penalties or punishment that a third party might impose in the circumstances on the individual or the Corporation; and the harm or potential harm that the misconduct had or may have on the Corporation and its reputation. If the  clawback is required by law or regulatory authority, then the amount of the clawback will be determined with reference to the amount required by law or the regulatory authority.  78

Executive Share Ownership Guideline

To align the interests of senior management with the interests of Shareholders, the Corporation has established equity ownership guidelines for NEOs and senior management. Effective February 27, 2020, the Executive Share Ownership Guideline was amended to, among other things, increase the level of required equity ownership by executives. The equity ownership criteria are defined in terms of a multiple of the executive's base salary. The following table summarizes the equity ownership guidelines currently in effect:

Executive	Current equity ownership requirements
CEO	7x base salary
CFO	3x base salary
Other NEOs and designated executives	2x base salary

The Executive Share Ownership Guideline provides a transition period ending on the later of: (i) five years from the date of hire; or (ii) December 31, 2024 for executive management to achieve the share ownership requirement. Notwithstanding the foregoing, each member of executive management is expected to hold Common Shares and/or vested RSUs valued at a minimum of 10% of their base salary within the first year of joining the Corporation or transitioning to an executive management position. The calculation of equity ownership consists of Common Shares and vested RSUs, provided that at least 33% of the ownership requirement must be met with direct or indirect holdings of Common Shares. If an executive falls out of compliance with the requirement due to a decline in the Common Share price, such executive is allowed two years to restore compliance. For purposes of determining compliance during this two-year period, the executive's Common Shares will be valued at the higher of cost or market value. Executives are required to hold and not sell net after-tax Common Shares issued in satisfaction of vested PSU awards until they have met the share ownership guidelines.

Compliance with the ownership guidelines is measured on the first trading day of each year using the base salary then in effect and using a 20-day trailing volume-weighted average price of the Common Shares. The table below shows each NEO's ownership as of January 4, 2022. The value is calculated using a share price of $17.86, which is the 20-day trailing volume-weighted average price of the Common Shares on the TSX as of January 4, 2022.

NEO	Base salary	Multiple of base salary	Ownership guideline value	Shares and vested RSUs	Calculation date value	Multiple of base salary achieved	Deadline
Arun Banskota (CEO)	$969,000	7x	$6,783,000	52,963	$946,131	0.98x	July 17, 2025
Arthur Kacprzak (CFO)	$428,400	3x	$1,285,200	12,671	$226,355	0.53x	September 18, 2025
Johnny Johnston (COO)	$489,921	2x	$979,842	9,324	$166,564	0.34x	December 31, 2024
Jeff Norman (CDO)	$489,600	2x	$979,200	102,522	$1,831,449	3.74x	Target met
Jennifer Tindale (CLO)	$444,720	2x	$889,440	33,782	$603,482	1.36x	December 31, 2024

Algonquin / Liberty | 2022 Management Information Circular 79

Equity compensation plan information

The table below indicates the number of securities to be issued under the Corporation's equity compensation plans, the weighted-average exercise price of Options issued under the Stock Option Plan, and the number of securities remaining available for future issuance under equity compensation plans as of December 31, 2021. There are no equity-based compensation plans not approved by Shareholders.

Equity compensation plan category	Number of securities to be issued upon exercise or settlement of outstanding securities	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans[1]
Plans approved by security holders:			
Stock Option Plan	2,040,529	$15.45	39,716,293
Share Unit Plan	2,725,082[2]	-	2,621,942[3]
ESPP	N/A	-	2,056,388
DSU Plan	530,378	-	427,501[4]
Total	**5,295,989**	**$15.45**	**44,822,124**

1. Amounts exclude the number of securities reflected in the column headed "Number of securities to be issued upon exercise or settlement of outstanding securities".
2. Represents granted PSU and RSU awards that have not yet settled or vested.
3. Total is calculated as 7,000,000 less the awards set out in the first numerical column above and less treasury shares issued to settle PSUs and RSUs to December 31, 2021.
4. Total is calculated as 1,000,000 less the awards set out in the first numerical column and less treasury shares issued to settle DSUs to December 31, 2021.

Performance graph

The following performance graph compares the Corporation's cumulative TSR, assuming an investment of $100 and reinvestment of dividends, for its Common Shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index for the five-year period commencing January 1, 2017.

Algonquin relative performance

Value of $100 Invested on January 1, 2017 (assumes reinvestment of all dividends)


$250
$200
$150
$100
$50
$0
Jan. 1, 2017
Dec. 31, 2017
Dec. 31, 2018
Dec. 31, 2019
Dec. 31, 2020
Dec. 31, 2021

	Jan. 1, 2017	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2021
Algonquin share price (TSX)	$100	$129.05	$132.52	$185.14	$220.48	$201.03
S&P/TSX Composite Index	$100	$109.10	$99.40	$122.14	$128.98	$161.34
S&P/TSX Capped Utilities Index	$100	$110.62	$102.11	$140.40	$161.85	$180.70

In 2021, the TSR for the Corporation was -8.8% (compared with 25.1% for the S&P/TSX Composite Index and 11.6% for the S&P/TSX Capped Utilities Index).

80

 Period  Compensation  adjustment for CEO1  Average  compensation adjustment for NEOs1  Annual TSR  (including dividend re-investment)  2011  2.0%  13.4%  34.1%  2012  44.3%  16.4%  11.5%  2013  19.4%  37.3%  12.4%  2014  18.0%  12.4%  37.1%  2015  10.1%  9.9%  19.0%  2016  64.7%2  53.3%  9.5%  2017  23.0%2  21.7%  29.1%  2018  7.0%  4.1%  2.7%  2019  2.0%  5.0%  39.7%  2020  0.0%3  23.0%  19.1%  2021  32.6%  14.8%  -8.8%  Average  20.3%  19.2%  18.7%  A portion of these amounts relates to long-term incentives. Calculation of value of long-term incentives is based on grant date values.  The actual value of these amounts is tied to future Corporation and individual performance as well as continuing Shareholder returns.  These percentages reflect adjustments by the HRCC over 2016 and 2017 that were made to further align TDC for the CEO and other NEOs to the market median of the benchmark comparator group for the relevant period.  The data shown is for Mr. Robertson who retired as CEO on July 17, 2020. Mr. Banskota was appointed CEO on the same date. As Mr. Banskota was new to the role in 2020, no year-over-year comparative data is available.  Algonquin performance 2012-2021  Asset growth1  (in US$ billions)  2012 2013 2014 2015 2016 2017 2018 2019 2020 2021  1. Asset amounts from 2012-2015 converted from C$ to US$ using  the end-of-year exchange rates as posted by the Bank of Canada.  2012 2013 2014 2015 2016 2017 2018 2019 2020 2021  2. Dividend amounts from 2012-2014 converted from C$ to US$ using the average annual exchange rates as posted by the Bank of Canada.  $18.0  $16.0  $14.0  $12.0  $10.0  $8.0  $6.0  $4.0  $2.0  $-  $0.20  $0.10  $-  $0.30  Dividends per share2  (in US$)  $0.80  $0.70  $0.60  $0.50  $0.40  TSR vs. NEO compensation  Annually, the Corporation undertakes an analysis of the alignment between the CEO and the other NEOs’  total compensation and the experience of Shareholders over a period commencing at the end of 2010, the year in which the Corporation converted from an income trust. The total compensation results are then compared to the Shareholder experience, as measured by TSR (including  dividend re-investment) over the same periods. The analysis concluded that the Corporation’s compensation framework provides an alignment between the NEOs’ compensation and the Shareholder experience over the measured periods.  Between January 1, 2011 and December 31, 2021 the Shareholders’ experience, as measured by the TSR on an annual basis each year, averaged 18.7%. The annual CEO and NEO compensation percentage increases as measured by the target TDC established for the  same periods averaged approximately 20.3% and 19.2%, respectively. The actual value of TDC will vary depending on actual performance and share value, promoting alignment of realized compensation with Shareholder experience. The following presents the comparison  over the periods of interest:  Algonquin’s compensation philosophy has a significant component of NEO compensation consisting of long-term incentives (grants of PSUs and Options), which are designed to focus executives on the long-term success of the Corporation.  These long-term incentives are directly affected by changes in the Common Share price and TSR. This helps create a direct correlation between the Shareholder experience and the compensation paid to senior executives.  Algonquin / Liberty | 2022 Management Information Circular  81

 Executive compensation information  Arun Banskota  President and  Chief Executive Officer  Mr. Banskota has served as the President & CEO of the Corporation since July 17, 2020 and, prior to that date, served as President of the Corporation from February 10, 2020. During 2021, Mr. Banskota made key contributions to accomplishments that included the following:  Annual Revenue of US$2,285.5 million, an increase of 36% from 2020;  Annual Adjusted EBITDA1 of US$1,076.9 million, an increase of 24% from 2020;  Annual Adjusted Net Earnings1 of US$449.6 million, an increase of 23% from 2020;  Annual Adjusted Net EPS1 of US$0.71, up 11% from 2020;  Total assets of US$16.8 billion, up 27% from 2020;  2021 executive performance highlights  The following summarizes the key achievements of the NEOs during 2021.  Announced the agreement to acquire Kentucky  Power Company ("Kentucky Power") and AEP Kentucky Transmission Company, which is expected to add over US$2 billion in regulated rate base assets;  Announced the Corporation’s commitment to achieve net-zero (Scope 1 and Scope 2 greenhouse gas emissions) by 2050; and  Completed the Midwest “greening the fleet” initiative, including 600 MW of new wind generation.  .  1) For further information on these non-GAAP measures, please see "Caution concerning Non-GAAP financial measures" on page 8.  82

 Arthur Kacprzak  Chief Financial Officer  Johnny Johnston  Chief Operating Officer  Mr. Kacprzak has served as Chief Financial Officer of the Corporation since September 18, 2020 and, prior to such date, served as Senior Vice President and Deputy Chief Financial Officer. During 2021, Mr. Kacprzak made key contributions  to accomplishments that included the following:  Led the Corporation through numerous green financing initiatives to support investments in renewable energy generation facilities, including the Corporation’s inaugural issuance of approximately US$1.15 billion of green equity units, the issuance of C$400 million of green senior unsecured debentures, and raising  over US$1.6 billion through various project and tax equity financings;  Negotiated a US$2.75 billion financing commitment from a syndicate of lenders and raised approximately C$800 million through a bought deal offering of Common Shares in support of the pending acquisition of Kentucky Power Company;  Negotiated US$1.1 billion of new bank credit facilities to augment the Corporation’s liquidity position;  Maintained strong consolidated credit metrics to support the Corporation’s BBB investment-grade credit ratings;  Oversaw the successful financial integration of the Corporation’s new operations in Bermuda and Chile; and  Advanced the Corporation’s relationship with capital market participants and executed on various investor relations priorities.  Mr. Johnston joined the Corporation as Chief Operating Officer in 2019. During 2021, Mr. Johnston made key contributions to accomplishments that included the following:  Delivered top-quartile industry safety metrics that included achieving 37% year-over-year improvements in RIR performance;  Successfully led the Corporation’s continued response to COVID-19 focused on employee safety, continuity of service for customers, and a managed return to normal operating procedures;  Led the continued focus on improving J.D. Power customer satisfaction scores with a 19-point year-over-year improvement to the highest enterprise score to date;  Completed a US$935 million organic capital investment program, a 55% increase over the prior year;  Successfully completed four regulatory rate case outcomes raising revenues by $11.7 million;  Led the successful integration and first full year  of operations of the Corporation’s new businesses in Bermuda and Chile; and  Led the successful on-boarding and integration of eight new renewable generation sites totalling 618 MW of installed capacity.  Algonquin / Liberty | 2022 Management Information Circular  83

 Jeff Norman  Chief Development Officer  Mr. Norman has served as Chief Development Officer of the Corporation since 2015. Prior to that, he was  VP Business Development since 2009. During 2021,  Mr. Norman made key contributions to accomplishments that included the following:  Advanced 644 MW of early stage greenfield pipeline into late-stage capital planning and advanced an additional 3,800 MW of early stage greenfield pipeline, including wind and solar projects, and hybrid facilities;  Led progress on initiatives in new renewables technologies, including initiating development of a 1,700 MWh storage portfolio and acquiring a platform for RNG development in Wisconsin;  Expanded the customer base by signing new contracts with J.P. Morgan and Microsoft;  Simplified the Corporation’s approach to business development partnerships by entering into a framework agreement with Ares to co-fund development and construction-stage projects;  Achieved commercial operation dates on three customer savings plan wind projects totaling 600 MW;  Advanced four solar projects in the Permian basin totaling 120 MW; and  Advanced or completed 1,400 MW of construction projects, including Maverick Creek, EBR, Blue Hill l, Altavista, New Market, and Shady Oaks, two community solar projects in New York, and U.S. Mid-West  wind projects in the Regulated Services Group.  Jennifer Tindale  Chief Legal Officer  Ms. Tindale has served as Chief Legal Officer of the Corporation since 2017. During 2021, Ms. Tindale made key contributions to accomplishments that included the following:  Led the diligence, structuring, negotiation, and deal execution on priority transactions, including the completed or pending acquisitions of Kentucky Power, New York American Water Company, Inc., Texas Coastal Wind, Sandhill RNG, and Waller Solar, and the replacement of Abengoa, S.A. with funds  managed by the infrastructure and power strategy of Ares Management, LLC in the Liberty Development joint venture structure;  Executed on the Corporation’s securities offerings  and financings, including the Corporation’s US$1.15 billion inaugural green equity unit offering, C$800 million bought deal Common Share offering, C$400 million subsidiary bond offering, and US$2.725 billion syndicated acquisition financing commitment in support of the Kentucky Power acquisition;  Provided governance leadership within the Corporation, including through the assumption of the Corporate Secretary function and in connection with the Corporation’s interest in Atlantica Sustainable Infrastructure plc;  Provided leadership and legal support for key agreements and financings associated with renewable development projects at varying stages, including Waller, Chevron, Maverick Creek, Val-Éo, Blue Hill, Altavista, New Market, Shady Oaks II, Deerfield II, North Fork Ridge, Kings Point, Neosho Ridge, and the inaugural RNG platform purchase in Wisconsin;  Successfully defended at trial the attempted condemnation of Liberty Utilities (Apple Valley Ranchos Water) Corp. by the Town of Apple Valley, California; and  Obtained regulatory approval for four rate requests resulting in an additional US$11.7 million in revenues.  84

Summary compensation table

The following table sets forth information concerning compensation earned from the Corporation by each of the NEOs for the years ended December 31, 2021, 2020, and 2019.

Name and principal position	Year	Salary	Equity incentive plan compensation		Non-equity incentive plan compensation		Pension value[4]	All other compensation	Total compensation
			Share-based awards[1]	Option-based awards[2]	Annual incentive plans[3]	Long-term Incentive Plans			
Arun Banskota CEO[5]	2021	$966,808	$2,816,875	$605,625	$1,270,359	-	$259,452	$14,780	$5,933,899
	2020	$708,846	$3,345,082	$448,361	$1,068,582	-	$87,369	$15,000	$5,673,240
	2019	-	-	-	-	-	-	-	-
Arthur Kacprzak CFO[6]	2021	$427,431	$240,975	$80,325	$293,385	-	$73,209	$20,185	$1,135,510
	2020	$336,185	$125,625	-	$160,311	-	$26,984	$9,260	$658,365
	2019	$247,200	$58,000	-	$95,158	-	$56,697	$6,160	$463,215
Johnny Johnston COO	2021	$488,813	$404,185	$134,728	$330,964	-	$118,660	$19,585	$1,496,935
	2020	$493,151	$396,260	$132,087	$335,526	-	$108,033	$17,859	$1,482,916
	2019	$451,000	$1,289,234	$112,750	$328,328	-	$52,054	$17,136	$2,250,502
Jeff Norman CDO	2021	$488,492	$403,920	$134,640	$354,074	-	$142,930	$19,585	$1,543,641
	2020	$483,077	$396,000	$132,000	$364,634	-	$113,405	$17,859	$1,506,975
	2019	$400,000	$700,028	$100,000	$286,000	-	$116,612	$19,769	$1,622,409
Jennifer Tindale CLO	2021	$443,714	$366,894	$122,298	$321,906	-	$126,114	$17,390	$1,398,316
	2020	$445,846	$359,700	$119,900	$333,902	-	$105,537	$17,859	$1,382,744
	2019	$400,000	$686,500	$95,500	$302,400	-	$84,259	$17,574	$1,586,233

Footnotes to Summary Compensation Table

1. Grant date fair value of Common Shares granted under the ESPP and units under the Share Unit Plan as calculated under the respective plans. Details are listed below.

   Algonquin awarded the following PSUs to NEOs for 2021 (awarded March 2021); for 2020 (awarded March 2020 and awarded August 2020 to Mr. Banskota upon appointment as CEO and awarded September 2020 to Mr. Kacprzak upon appointment as CFO); and 2019 (awarded March 2019). The number of PSUs that the NEOs will actually earn can vary from 0 to 237% of the original number of PSUs granted, depending on the Corporation's performance against measures of efficiency, safety, and customer service over a three-year Performance Period and also dependent upon the TSR achieved by the Corporation over the three-year Performance Period relative to the TSR achieved by the S&P/TSX Capped Utilities Index. PSUs earned from dividends declared during the respective Performance Period are not included in the granted amounts shown below.

	2021	2020	2019
Arun Banskota	86,539	73,599	-
Arthur Kacprzak	11,477	6,988	4,243
Johnny Johnston	19,251	21,381	24,754
Jeff Norman	19,239	21,367	21,954
Jennifer Tindale	17,475	19,408	20,966

For purposes of compensation, the PSUs were valued using the market price on the first day of the Performance Period as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the PSUs were valued using the closing market price on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

Year	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2021 – March grant	$20.99	$19.85	$1.14
2020 – September grant	$17.63	$18.57	$0.94
2020 – August grant	$17.63	$18.47	$0.84
2020 – March grant	$18.53	$18.95	$0.42
2019 – March grant	$13.66	$15.26	$1.60

Algonquin / Liberty | 2022 Management Information Circular

85

Algonquin awarded the following RSUs to the NEOs in 2021, 2020, and 2019 (awarded March 15, 2021 and March 5, 2020 to Mr. Banskota, March 4 and December 4, 2019 to Mr. Johnston, and December 4, 2019 to Mr. Norman and Ms. Tindale). The number of RSUs that the NEOs will actually earn can vary due to the accretion of additional RSUs during the award vesting period based upon dividends declared on Common Shares during the vesting period. Those additional accreted RSUs are not reflected below. During the relevant periods, certain NEOs elected to receive RSU awards under the Bonus Deferral Plan in lieu of a cash award for all or a portion of their annual incentive bonus. These bonus deferral RSUs are not shown in the totals noted in the table as the related cash bonus amounts deferred are included in the Summary Compensation Table in the year for which the bonus was awarded.

Messrs. Banskota and Johnston received 107,915 RSUs and 36,591 RSUs, respectively, upon joining the Corporation. In both cases, these RSUs were make-whole grants agreed to at the time of hire. Mr. Banskota, pursuant to his employment agreement, is entitled to a make whole grant of RSUs having an aggregate grant date value of $4,000,000. These awards are granted over the first three years of employment. The amount above represents the first two tranches of the awards and had grant date values of $2,000,000 and $1,000,000, respectively. The remaining award is to be granted on the second anniversary date of the start of Mr. Banskota's employment and is to have a grant date value of $1,000,000. The tranches vest as follows. The first tranche vested on December 15, 2020 and has been paid out and each subsequent tranche vests and is paid out on the one-year anniversary of the respective grant date. The on-hire award for Mr. Johnston vested January 6, 2022 on the third anniversary of his first day of employment.

Messrs. Johnston, and Norman and Ms. Tindale received one-time RSU award grants (24,722 units, 21,926 units, and 21,926 units respectively) in December 2019. These units were awarded as retention grants vesting as to one-third of the grant on December 3 of 2020, 2021, and 2022 respectively.

	2021	2020	2019
Arun Banskota	47,631	107,915	-
Arthur Kacprzak	-	-	-
Johnny Johnston	-	-	61,313
Jeff Norman	-	-	21,926
Jennifer Tindale	-	-	21,926

For purposes of compensation, the RSUs were valued using the market price at the time of grant as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the RSUs were valued using the closing market price on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

Year	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2021 – March grant	$20.99	$19.98	$1.01
2020 – March grant	$18.53	$22.24	$3.71
2019 – December grant	$18.24	$18.42	$0.18
2019 – March grant	$13.66	$14.99	$1.33

2. Algonquin awarded the Options noted below to the NEOs for 2021 (awarded March 22, 2021). For the NEOs other than Messrs. Banskota and Kacprzak, Algonquin awarded the Options noted below for 2020 (awarded March 31, 2020) and 2019 (awarded March 26, 2019). In the case of Mr. Banskota, his 2020 Option grants consisted of an initial award of 153,301 Options (awarded March 31, 2020) and a secondary award of 51,615 Options (awarded on August 24, 2020) following his promotion to the CEO role. Mr. Kacprzak was not awarded Options in 2020 or 2019.

	2021	2020	2019
Arun Banskota	206,697	204,916	-
Arthur Kacprzak	27,414	-	-
Johnny Johnston	45,982	62,305	75,166
Jeff Norman	45,952	62,264	66,666
Jennifer Tindale	41,739	56,556	63,666

86

The HRCC reviewed estimates of the value of the Options on the grant dates that were prepared by Mercer. For valuation purposes, Mercer used the Black-Scholes Option pricing model with the following assumptions and a 10% minimum value relative to share price at the time of grant is used:

Year	Dividend yield	Volatility	Risk-free rate	Expected life (years)	Exercise price	Fair value
2021	4.3%	27.3%	1.1%	5.5	$19.64	$2.93
2020	4.1%	24.6%	0.6%	5.5	$16.70	$2.12
2019	5.0%	14.3%	1.6%	5.5	$14.93	$1.50[1]

1. Adjusted for minimum 10% of share price at the grant date.

These accounting value assumptions differ from the compensation value assumptions in the calculations above. The difference per Option granted between the two models is presented in the following table:

Year	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2021	$2.93	$2.46	$0.47
2020	$2.12	$2.72	$0.60
2019	$1.50	$1.66	$0.16

Under Mercer's standard approach, the estimated life of the award is based on a safe harbour methodology which is shorter in term than the assumed term for accounting purposes. This difference in life affects the calculation of volatility and resulting fair value.

3. The annual incentive plan amounts represent the annual bonus earned under the STIP for the relevant year unless otherwise noted. Amounts shown include, if applicable, the portion of the cash bonus for the year elected by the NEO to be received in RSUs under the bonus deferral program (details of the bonus deferral program are discussed on page 74).
4. Amounts shown are contributions made by the Corporation for individuals under the Pension Plan and SERP.
5. Mr. Banskota joined Algonquin as President on February 10, 2020 and was subsequently promoted to CEO on July 17, 2020. Mr. Banskota's compensation shown in the Summary Compensation Table reflects amounts received in his capacity as President and CEO following his appointment on July 17, 2020 and, prior to such date, amounts received in his capacity as President (see discussion on page 65 under the heading "Compensation mix" for disclosure on base salary).
6. Mr. Kacprzak was appointed CFO on September 18, 2020. Mr. Kacprzak's compensation shown in the Summary Compensation Table reflects amounts received in his capacity as CFO following his appointment on September 18, 2020 and, prior to such date, amounts received in his capacity as Senior Vice President and Deputy CFO (see discussion on page 65 under the heading "Compensation mix" for disclosure on base salary).

The following table sets out in detail "All other compensation" earned by the NEOs as reported in the "Summary compensation table" on page 85.

Name	Year	Perquisites		Insurance premiums[2]	Other	Total all other compensation
		Car allowance	Other perquisites[1]			
Arun Banskota[3]	2021	$12,000	$-	$2,780	-	$14,780
	2020	$10,154	$2,195	$2,651	-	$15,000
	2019	-	-	-	-	-
Arthur Kacprzak[4]	2021	$12,000	$2,195	$5,990	-	$20,185
	2020	$2,815	-	$6,445	-	$9,260
	2019	-	-	$6,160	-	$6,160
Johnny Johnston[5]	2021	$11,400	$2,195	$5,990	-	$19,585
	2020	$11,400	-	$6,459	-	$17,859
	2019	$10,962	-	$6,174	-	$17,136
Jeff Norman	2021	$11,400	$2,195	$5,990	-	$19,585
	2020	$11,400	-	$6,459	-	$17,859
	2019	$11,400	$2,195	$6,174	-	$19,769
Jennifer Tindale	2021	$11,400	$-	$5,990	-	$17,390
	2020	$11,400	-	$6,459	-	$17,859
	2019	$11,400	-	$6,174	-	$17,574

1. Other perquisites include medical cost reimbursements, annual executive medical cost, health and fitness club membership, and tuition reimbursement.
2. Insurance premiums include life, disability, and medical reimbursement plan amounts.
3. Mr. Banskota joined Algonquin as President on February 10, 2020 and was subsequently promoted to President and Chief Executive Officer on July 17, 2020.
4. Mr. Kacprzak was appointed CFO on September 18, 2020.
5. Mr. Johnston joined the Corporation on January 6, 2019.

Algonquin / Liberty | 2022 Management Information Circular 87

Outstanding option-based awards

The following table describes all outstanding Option-based awards as at December 31, 2021 for each NEO.

Name	Number of Common Shares underlying options	Option exercise price	Option expiration date	Value of unexercised in-the-money options[1]
Arun Banskota CEO	153,301	$16.70	March 30, 2028	$240,683
	51,615	$18.24	March 30, 2028	$1,548
	206,697	$19.64	March 3, 2029	-
Arthur Kacprzak CFO	27,414	$19.64	March 3, 2029	-
Johnny Johnston COO	75,166	$14.96	March 24, 2027	$248,799
	62,305	$16.70	March 30, 2028	$97,819
	45,982	$19.64	March 3, 2029	-
Jeff Norman CDO	41,511	$12.80	March 12, 2026	$227,065
	66,666	$14.96	March 24, 2027	$220,664
	62,264	$16.70	March 30, 2028	$97,754
	45,952	$19.64	March 3, 2029	-
Jennifer Tindale CLO	21,222	$14.96	March 24, 2027	$70,244
	37,704	$16.70	March 30, 2028	$59,195
	41,739	$19.64	March 3, 2029	-

1. Values based on the closing price of Common Shares on the TSX on December 31, 2021 of $18.27.

Outstanding share-based awards

The following table describes all outstanding share-based awards[1] as at December 31, 2021 for each NEO.

Name	Number of shares or units of shares that have not vested[2]	Market or payout value of share-based awards that have not vested[3]	Market or payout value of vested share-based awards not paid out or distributed[4]
Arun Banskota CEO	170,115	$3,108,001	$909,499
Arthur Kacprzak CFO	19,504	$356,338	$77,172
Johnny Johnston COO	52,474	$958,700	$1,210,278
Jeff Norman CDO	51,421	$939,462	$399,400
Jennifer Tindale CLO	47,444	$866,802	$381,423

1. Share-based awards include PSU awards granted annually as part of long-term incentive plans, RSUs granted as retention awards that vest over a three-year period, and RSUs awarded at time of original hire as make-whole awards.
2. Unvested share-based awards include units accrued due to dividends attributed to an equivalent number of Common Shares that would have been paid during the period up to and including December 31, 2021.
3. The market or payout value of unvested PSU awards is calculated based on an assumed performance factor of 1 (or target performance) and the closing price of the Common Shares on the TSX on December 31, 2021 of $18.27.
4. These amounts represent PSUs awarded as annual long-term compensation grants in 2019 and sign-on grants. The 2019 long-term compensation PSUs vested on December 31, 2021 and were paid out on March 25, 2022. The value shown is calculated based on the closing price of the Common Shares on the TSX on December 31, 2021 of $18.27. The number of units vested represented 0.996x the number of original units granted based upon performance levels achieved and units attributable to dividends that would have been payable on the underlying Common Shares during the Performance Period and until the time of payout.

88

Incentive plan awards – value vested or earned during the year

The following table describes all Option-based awards, share-based awards, and non-equity incentives that vested or were earned during 2021 for each NEO.

Name	Option-based awards value vested during 2021[1]	Share-based awards (PSU and RSU) value vested during 2021[1,2]	Non-equity incentive plan compensation – value earned during 2021
Arun Banskota (CEO)	$-	$2,035,680	$1,270,359
Arthur Kacprzak (CFO)	$-	$77,172	$293,385
Johnny Johnston (COO)	$94,538	$613,982	$330,964
Jeff Norman (CDO)	$85,155	$544,537	$354,074
Jennifer Tindale (CLO)	$80,782	$526,560	$321,906

1. Option, PSU, and RSU values are based on the closing price of the Common Shares on the TSX on December 31, 2021 of $18.27.
2. The 2019 series PSU awards vested at a rate of 0.996x the original units granted. The vested value as a multiple of the original grant value was 1.33x. This increase resulted from the following: the performance achieved during the three-year Performance Period, the growth in share price over that period, and the value of additional units accrued based upon dividends paid on the underlying Common Shares during the Performance Period.

Aggregate Option exercises during 2021 and 2021 Option values

The following table summarizes the number of Common Shares, if any, each NEO acquired pursuant to the exercise of Options in 2021, the aggregate value realized upon exercise, and the number of Common Shares covered by unexercised Options under the Stock Option Plan as at December 31, 2021.

			Unexercised Options at Dec. 31, 2021		Value of unexercised in-the-money Options at Dec. 31, 2021[1]	
Name	Number of shares for which Options were exercised	Aggregate value realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Arun Banskota (CEO)	-	$-	205,510	206,103	$67,096	$-
Arthur Kacprzak (CFO)	-	$-	9,138	18,276	$-	$-
Johnny Johnston (COO)	-	$-	132,031	51,422	$293,013	$-
Jeff Norman (CDO)	-	$-	165,005	51,388	$491,915	$-
Jennifer Tindale (CLO)	61,225	$235,547	53,987	46,678	$80,782	$-

1. Value based on the closing price of the Common Shares on the TSX on December 31, 2021 of $18.27.

Algonquin / Liberty | 2022 Management Information Circular 89

CEO's compensation look-back

The information in this section is for the five-year period from January 1, 2017 to December 31, 2021. The table compares, over that five-year period, the CEO's compensation disclosed in the summary compensation table to the realized and realizable value of each of the compensation elements and the TSR over the comparable periods.

Mr. Ian Robertson was CEO during the period shown below from January 1, 2017 to December 31, 2019 and retired during 2020. Mr. Banskota joined the Corporation as President in February 2020 and was appointed CEO effective July 17, 2020.

Accordingly, data in the table below for the years 2017 to 2019 reflects Mr. Robertson's compensation and the data for 2020 and 2021 reflects Mr. Banskota's compensation. The PSU award to Mr. Robertson in 2019 included in this table vested upon his retirement pursuant to the terms of his retirement agreement. The 2018 and 2017 PSU awards granted to Mr. Robertson vested January 1, 2021 and January 1, 2020, respectively.

	Arun Banskota, CEO		Ian Robertson, Former CEO		
Compensation earned/received	**2021**	**2020**	**2019**	**2018**	**2017**
Base salary[1]	$969,000	$717,939	$938,400	$920,000	$900,000
Annual short-term incentive[2]	$1,270,359	$1,068,582	$1,116,696	$1,113,149	$779,368
PSUs and RSUs[3]	$2,561,947	$3,789,844	$2,031,167	$3,207,801	$2,506,733
Value realized upon option exercise	$-	$-	$1,488,533	$2,726,241	$4,757,800
Option value – in-the-money	$-	$242,231	$405,521	$-	$-
Options[4]	$-	$242,231	$1,894,054	$2,726,241	$4,757,800
Total realized / realizable pay (attributed by year)	$4,518,131	$5,818,595	$5,980,318	$7,967,191	$8,943,901
Target TDC (by year)[5]	$4,602,750	$4,512,500	$4,082,040	$4,002,000	$3,555,000
CEO "return" (%)[6]	-2%	29%	47%	99%	152%
Measurement period	January 1, 2021 – December 31, 2021	January 1, 2020 – December 31, 2021	January 1, 2019 – December 31, 2021	January 1, 2018 – December 31, 2021	January 1, 2017 – December 31, 2021
Cumulative TSR (%)	-8.8%	9.2%	53.9%	57.1%	103.9%
Realized/realizable value of $100 pay awarded to CEO, as at Dec 31, 2021	$98	$129	$147	$199	$252
Value of $100 shareholder investment, as at December 31, 2021[7]	$91	$109	$154	$157	$204

1. Base salary for the year.
2. Actual cash incentive paid in respect of each year.
3. Aggregate value of all PSUs and RSUs. If the units vested and were paid out during the year, the payout value is shown. If units have not yet vested and been paid out, the amount shown includes the realizable value of each vintage as at December 31, 2021 assuming target performance is achieved and including additional units from dividends. The amounts for Mr. Banskota include grants of RSUs under the terms of his employment contract which provides for sign-on and make-whole grants of RSUs during the first to third year of employment having a total grant value of $4,000,000 and being awarded in the amounts of $2,000,000 upon commencement of employment and $1,000,000 per year during each of the second and third year of employment.
4. Value of Options awarded each year. If Options have been exercised, value shown is the value realized upon Option exercise attributed to year in which Options were granted. For unexercised Options, the value shown is the value equal to the in-the-money value for each vintage as at December 31, 2021 using the closing price of the Common Shares on the TSX on that date of $18.27.
5. TDC for Mr. Banskota is pro-rated for 2020 as he was President until July 16, 2020 and appointed CEO effective July 17, 2020. TDC for the role of President in 2020 was $2,600,000 and TDC in the role of CEO for Mr. Banskota was $4,512,500.
6. Total realized / realizable pay relative to Target TDC. All calculations are based on pre-tax amounts.
7. Value of a $100 investment in Common Shares made January 1 of the applicable year and assuming reinvestment of dividends.

90

 Employment arrangements  The Corporation and its subsidiary, Liberty Utilities (Canada) Corp., have entered into employment agreements with the CEO and each NEO. All such employment agreements are collectively referred to as the Employment Agreement ("Employment Agreements") or individually as an Employment Agreement (“Employment Agreement”).  .  Termination for cause, resignation, resignation for good reason,  and change of control  Under the terms of the Employment Agreements,  if a NEO is terminated for cause, they will not be entitled to any advance notice of termination or payment in lieu of notice. NEOs may resign at any time during the term of their respective Employment Agreements by providing the contractually required prior written notice to the Corporation (this period is 120 days for the CEO and ranges from 60 to 90 days for the other NEOs). In the event of a resignation for "Good Reason" (as defined  in an Employment Agreement), upon resignation,  a NEO will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreements, including payment of accrued but unused vacation and expenses owing.  In the case of Mr. Banskota, pursuant to the terms of his Employment Agreement, he may resign for “Good Reason” if one of the following events occurs  without his prior written consent: (i) a reduction of 20%  or more to his salary or annual target bonus opportunity, other than in connection with a reduction applicable  to all similarly situated executives of the Corporation;  (ii) a material adverse change in the scope of his responsibilities; or (iii) the relocation of his principal place of work by 50 miles or more from the current head office of the Corporation. In the event of his resignation within 30 days following one of these events (subject to a right to cure by the Corporation), then Mr. Banskota is entitled to receive compensation equal to the following: (i) a lump-sum payment equal to 24 months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the targeted annual incentive payment for the same period; and (iii) a lump-sum payment in lieu of the contribution that the Corporation would have made for benefits, allowances, and pension contributions for 24 months.  In addition, all unvested RSUs and PSUs will vest, and all unvested Options will vest and be exercisable for a period of 90 days. In the case of the vesting of PSUs on termination, the Employment Agreement provides  that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.  In the case of Mr. Banskota, if within 18 months following a change in control of the Corporation, either (a)  he resigns with Good Reason (as defined above),  or (b) the Company terminates his employment other than for cause, then Mr. Banskota is entitled to receive compensation equal to the following: (i) a lump-sum payment equal to 24 months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contribution for 24 months or a lump-sum payment in lieu thereof. In addition, all unvested RSUs and PSUs will vest as, and all unvested Options will vest and be exercisable for a period of 90 days. In the case of the vesting  of PSUs on termination, the Employment Agreement provides that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.  In the case of Messrs. Kacprzak, Johnston, and Norman and Ms. Tindale, if within 18 months following a change in control of the Corporation, either the executive’s employment is terminated without cause or the executive elects to terminate employment because there has been a material change in duties, a material reduction in compensation, or an adverse change  in employment terms that has not been cured by the Corporation after written notice, then these NEOs are entitled to receive compensation equal to the  following: (i) a lump-sum payment equal to 18 months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the targeted annual incentive payment for the same period; and  (iii) continuation of benefits, allowances, and pension contribution for 18 months or a lump-sum payment in lieu thereof. In addition, in the case of Messrs. Johnston and Norman and Ms. Tindale, all unvested RSUs and PSUs will vest and all unvested Options will vest and be exercisable for a period of 90 days and in the case of Mr. Kacprzak all unvested PSUs which would have vested within 18 months of termination will vest and all unvested Options which would have vested within 18 months of termination will vest and be exercisable for a period of 90 days. In all cases of the vesting  of PSUs on termination, the Employment Agreements provide that actual performance achieved is to  be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.  Algonquin / Liberty | 2022 Management Information Circular  91

The Employment Agreements provide that a change of control ("**change in control**") occurs upon the occurrence of:

- Any transaction or series of related transactions, whether or not the Corporation is a party thereto, after giving effect to which 50% or more of the Corporation's voting power is owned, directly or indirectly, through one or more entities, by any person and its affiliates or by one or more groups acting in concert;
- A sale, lease, or other disposition of all or substantially all of the assets of the Corporation, other than in connection with an internal reorganization; or
- The Board adopts a resolution to the effect that, for the purposes of the Employment Agreement, a change in control has occurred, or that such a change in control is imminent, in which case, the date of the change in control shall be deemed to be the date specified in such resolution, provided that the change in control actually occurs.

A change of control does not occur where existing controlling Shareholder(s) continue to control more than 50% of the Corporation's voting power through a new ownership structure.

Termination for reasons other than cause

Upon termination without cause, Mr. Banskota is entitled to the following amounts in lieu of notice: (i) a lump-sum payment equal to 24 months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the targeted annual incentive payment for the same period; and (iii) a lump-sum payment in lieu of the amount of contribution that the Corporation would have made for the costs of benefits, allowances, and pension contributions for 24 months. In addition, all unvested RSUs granted or to be granted as a sign-on incentive will vest, all PSUs which would have vested within 24 months of the last day of employment will vest as described below and all unvested Options which would have vested within 24 months of termination will vest and be exercisable for a period of 90 days.

Upon termination without cause, Messrs. Kacprzak, Johnston, and Norman and Ms. Tindale are entitled to the following amounts in lieu of notice: (i) a lump-sum payment equal to 18 months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for 18 months or lump-sum payment in lieu thereof. In addition, all unvested RSUs will vest, all unvested PSUs which would have vested within 18 months of termination will vest as described below and all unvested Options which would have vested within 18 months of termination will vest and be exercisable for a period of 90 days. The Employment Agreements provide that, in the case of the vesting of PSUs on termination, actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.

Summary termination table

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2021 and that the Employment Agreements were in effect on such date, the NEOs would be entitled to receive the following incremental amounts:

Name	Type of termination	Salary entitlement	Bonus entitlement	Options[1]	Share-based awards[1]	Benefits	Total payout
Arun Banskota CEO	Termination without cause	$1,938,00	$2,422,500	$-	$5,017,500	$548,464	$9,804,776
	Termination upon change of control	$1,938,00	$2,422,500	$-	$5,017,500	$548,464	$9,804,776
Arthur Kacprzak CFO	Termination without cause	$642,600	$417,690	$-	$214,362	$140,091	$1,389,704
	Termination upon change of control	$642,600	$417,690	$-	$433,511	$140,091	$1,608,853
Johnny Johnston COO	Termination without cause	$734,882	$477,673	$106,146	$1,801,385	$207,368	$3,327,455
	Termination upon change of control	$734,882	$477,673	$85,148	$2,168,978	$207,368	$3,674,049
Jeff Norman CDO	Termination without cause	$734,400	$477,360	$96,754	$971,507	$243,772	$2,523,793
	Termination upon change of control	$734,400	$477,360	$75,770	$1,338,862	$243,772	$2,870,164
Jennifer Tindale CLO	Termination without cause	$667,080	$433,602	$91,318	$914,541	$215,256	$2,321,798
	Termination upon change of control	$667,080	$433,602	$72,258	$1,248,225	$215,256	$2,636,420

1. The value of the share-based awards and Options is calculated based on the closing price of the Common Shares on the TSX on December 31, 2021 of $18.27. Share based awards include PSU awards and RSU awards.

92

Shareholder proposals  Persons entitled to vote at the next annual meeting of Shareholders and who wish to submit a proposal at that meeting must submit proposals by December 17, 2022.  Shareholder engagement  Maintaining a dialogue with Shareholders is important, especially on topics like governance and compensation practices. We recognize the importance of strong  and consistent engagement with our Shareholders. Shareholders can participate in the annual meeting and pose questions to management. They can also learn more about the Corporation through the following:  Webcasts of our quarterly earnings conference calls with research analysts;  Webcasts of our annual Investor Day and Sustainability Day for analysts and institutional investors with presentations by our executives;  Executive presentations at institutional and industry conferences; and  Investor road shows in Canada, Europe, and the U.S.  We also receive feedback through:  The advisory vote on our approach to executive compensation;  A dedicated address for email inquiries; and  Periodic analyst and institutional shareholder participation in perception studies that are administered by a third party.  Shareholders who are interested in directly engaging with the Board can confidentially write to the Chair of the Board at:  Board Office  Algonquin Power & Utilities Corp. 354 Davis Road, Suite 100 Oakville, Ontario, Canada L6J 2X1  Email:  Board@APUCorp.com  Additional information  Copies of the Corporation’s financial statements for the year ended December 31, 2021, together with the report of the auditor thereon, MD&A, the interim financial statements of the Corporation for periods  subsequent to the end of the Corporation’s last fiscal year, the current AIF (together with any document incorporated therein by reference) of the Corporation, and this Circular are available upon request to  the Vice President, Investor Relations by telephone at 905-465-4500 or by facsimile at 905-465-4514. These documents and additional information concerning the Corporation are also available  on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Algonquin / Liberty | 2022 Management Information Circular  93

 Schedules  and appendices  Schedule “A”  Approval of unallocated options under the stock option plan resolution  WHEREAS a securities-based compensation arrangement that does not have a fixed maximum number of securities issuable, as is the case with the Stock Option Plan of Algonquin Power & Utilities Corp. (the “Corporation”), as adopted in 2010 and amended and restated in 2011, 2016 and 2019 (the “Stock Option Plan”), requires all unallocated options to be approved by the holders of common shares of the Corporation (the “Shareholders”) every three years pursuant to the rules of Toronto Stock Exchange (the “TSX”);  AND WHEREAS the Stock Option Plan, including the unallocated options thereunder, was last approved by Shareholders at the annual meeting of the Shareholders held on June 6, 2019;  AND WHEREAS, the Stock Option Plan provides that the aggregate number of common shares of the Corporation that may be reserved for issuance upon the exercise of all options granted under the Stock Option Plan, together with the common shares of the Corporation issuable pursuant to grants under all other securities-based compensation arrangements of the Corporation, shall not  exceed 8% of the issued and outstanding common shares of the Corporation on the date such option is granted;  RESOLVED THAT:  all unallocated options under the Stock Option Plan, as amended from time to time, are hereby approved and authorized, which approval shall be effective until June 2, 2025; and  any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, execute and deliver all such instruments, agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the “Instruments”)  and do, or cause to be done, all such other acts and things (herein “Acts”) as may be necessary or desirable for the purpose of giving effect to the  foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized.  I

 Schedule “B”  Description of the Stock Option Plan  Under the Stock Option Plan:  the Corporation may withhold from amounts payable to an Option holder, such amounts as may be necessary to enable the Corporation to comply  with applicable requirements of tax laws relating to the withholding of tax or other required deductions with respect to Options, and that the Corporation may satisfy any liability for any such withholding obligations by (i) selling on behalf of any Optionee (or causing an Optionee to sell) Common Shares issuable under or retaining any amount payable to the Optionee  or (ii) requiring the Optionee, as a condition to the exercise of Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations; and  in the event that the Corporation restates its financial results, any unpaid or unexercised Options may  be cancelled at the discretion of the Board (or the Human Resources and Compensation Committee) in accordance with the terms of the Corporation’s clawback policy.  subject to the terms of the Stock Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board  (or a committee of the Board) from time to time;  subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall under no circumstances be lower than the “Market Price” (being the five-day volume-weighted average trading price on the TSX) of the Common Shares on the date on which the Board approves  the grant of the Option;  the term of an Option shall not exceed ten (10) years from the date of the grant of the Option, subject  to certain limited exceptions, including that if the expiration date for an Option occurs during a period of time during which the person granted Options (an “Optionee”) cannot exercise an Option, or sell the Common Shares issuable pursuant to an exercise of Options, due to applicable policies of the Corporation in respect of insider trading (a “Blackout Period”)  applicable to the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of  the Blackout Period;  Options will be personal to the grantee and will be nontransferable and non-assignable, except in certain limited circumstances;  the maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Common Shares outstanding at the time of the grant;  the maximum number of Common Shares which may be issued to insiders under the Stock Option Plan and all other security-based compensation arrangements within a one-year period shall be 10% of the Common Shares outstanding at the time of the issuance;  participation in the Stock Option Plan by non-employee Directors shall be limited to the lesser of (i) a reserve of 1% of the issued and outstanding Common Shares from time to time for non-employee Directors as  a group and (ii) an annual equity award value under the Stock Option Plan of $100,000 per non-employee Director. No Options have ever been granted to  non-employee Directors;  The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any Option agreement or employment agreement with respect to any Option or Optionee, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.  Where an Optionee (other than a “Service Provider”, as defined in the Stock Option Plan) resigns from  the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested Options shall immediately be forfeited and the Optionee’s vested Options may  be exercised for a period of 30 days after the date of resignation or termination.  Where an Optionee (other than a Service Provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s unvested Options may be exercised within 90 days after such retirement or termination.  The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion. The Corporation has adopted a  Board Approved Retirement guideline pursuant to which vesting of Options awarded to certain eligible individuals may under certain circumstances continue to vest in connection with a Board Approved Retirement for a period no longer than two (2) years post-retirement. The extension of the vesting period is subject to certain conditions set out in the guideline including a requirement to continue to hold a specified amount of equity investment in the Corporation for a period following retirement.  Algonquin / Liberty | 2022 Management Information Circular  II

 In the event that an Optionee (other than a Service Provider) has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Stock Option Plan, but no additional grants of Options may be made to the Optionee.  If an Optionee (other than a Service Provider) dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death.  All Options granted to Service Providers shall terminate  in accordance with the terms, conditions and provisions of the associated Option agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement  of the Service Provider.  Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also elect to surrender Options and receive in exchange for each such Option,  at the election of the Corporation, either cash or Common Shares equal to the amount by which the Market Price  of the Common Shares exceeds the exercise price of the Option.  The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without Shareholder approval; provided, however, that:  a) approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders  of the Corporation must be obtained for any:  iii.  amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;  increase to the maximum number or percentage of securities issuable under the Stock Option Plan;  reduction of the Option price, or cancellation and re-issuance of Options or other entitlements, of Options granted under the Stock Option Plan;  extension of the term of Options beyond the original expiry date;  change in Eligible Persons that may permit the introduction or reintroduction of non-employee Directors on a discretionary basis;  increase to the limit imposed on non-employee Director participation set out in the Stock Option Plan;  allowance of Options granted under the Stock Option Plan to be transferable or assignable other than for estate settlement purposes; or  amendment to the Stock Option Plan’s amendment provisions; and  III  b) the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.  Notwithstanding the other provisions of the Stock Option Plan, if:  the Corporation proposes to amalgamate, merge  or consolidate with any other corporation (other than a wholly-owned affiliate) or to liquidate, dissolve or wind-up;  an offer to purchase or repurchase all of the Common Shares shall be made to all Shareholders which offer has been approved or accepted by the Board; or  the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety,  or substantially as an entirety so that the Corporation shall cease to operate any active business;  then the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise  of all such Options, whether or not vested, within the 20-day period next following the date of such notice  and to determine that upon the expiration of such 20-day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.  The TSX Company Manual requires the Stock Option Plan to be put before Shareholders for re-approval within three (3) years of the date of the last meeting of Shareholders at which the plan was approved and every three (3) years thereafter.  On February 28, 2019, the Board approved the following amendments to the Stock Option Plan:  the incorporation of additional provisions governing the treatment of outstanding Options in the event of a change in control of the Corporation;  the incorporation of certain amendments to clarify that, unless otherwise determined by the Board, the Stock Option Plan shall be administered by the HRCC; and  the incorporation of certain amendments of an administrative or housekeeping nature, including amendments for the purposes of providing for greater consistency between the Stock Option Plan and the Share Unit Plan.  These changes are within the authority of the Board under the Stock Option Plan amending provision. The above-noted amendments are reflected in the foregoing description of the terms of the Stock Option Plan.

 Schedule “C”  Algonquin Power & Utilities Corp.  Stock Option Plan  (Amended and Restated Effective February 28, 2019)  ARTICLE 1  Purpose of the Plan  1.1 The purpose of the Plan is to attract, retain and motivate persons as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire  a proprietary interest in the Corporation.  ARTICLE 2  Defined Terms and Related Provisions  Where used herein, the following terms shall have the following meanings, respectively:  "Affiliate" means, in respect of the Corporation, any corporation that is an affiliate (as such term is defined in Section 2(2) of the Canada Business Corporations Act);  "Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities and tax legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder.  "Blackout Expiry Term" has the meaning ascribed thereto in Section 5.10;  "Blackout Period" means a period of time during which an Optionee cannot trade in securities of the Corporation, including Shares, due to  applicable policies of the Corporation in respect of insider trading;  "Board" means the board of directors of the Corporation;  "Cause" means “just cause” “or “cause” for termination of the employment of an Eligible Person with the Corporation or an Affiliate as determined under Applicable Law, or where “cause” or “just cause” is defined under the Eligible Person’s employment agreement with the Corporation or an Affiliate, “cause” or “just cause” as so defined;  "Change in Control" shall be deemed to have occurred for purposes of this Plan if:  there is any change in the holding, directly or indirectly, of securities of the Corporation (or the participating Affiliate by which the applicable Optionee is employed) or of any  voting rights attached to any securities of the Corporation (or the participating Affiliate by  which the applicable Optionee is employed), as a result of which any corporation or other person, or a group of corporations or persons acting in concert, or corporations or persons associated with or affiliated with any such corporation, person or group within the meaning of the Securities Act (Ontario), would be entitled to cast 50% or more of the votes attached to all shares of the Corporation  (or the participating Affiliate by which the applicable Optionee is employed) that may be cast to elect directors of the Corporation (or the participating Affiliate by which the applicable Optionee is employed), other than a transaction in which holders of the voting shares of the Corporation, or of an Affiliate, as applicable, prior to such transaction continue to control more than fifty percent (50%) of the  Corporation’s or Affiliate’s voting power through a new ownership structure on completion of the transaction and provided that, for greater certainty, a Change in Control shall not include any transaction to which the parties consist only of the Corporation and its Affiliates;  Incumbent Directors cease to constitute a majority of the Board of the Corporation (for the purposes of this paragraph, an “Incumbent Director” shall mean any member of the Board who is a member of  the Board immediately prior to the occurrence of a contested election of directors of the Corporation); or  the Board adopts a resolution to the effect that, for the purposes of this Plan, a Change in Control of the Corporation (or the participating Affiliate by which the applicable Optionee is employed) has  occurred, or that such a Change in Control is imminent, in which case, the date of the  Change in Control shall be deemed to be the date specified in such resolution, provided that the Change in Control actually occurs.  "Committee" means the Compensation Committee of the Board, or such other the committee of the Board as is designated by the Board to administer the Plan from time to time;  "Corporation" means Algonquin Power & Utilities Corp. and includes any successor corporation thereof;  "Eligible Consulting Entity" means, (A) with respect to a Service Provider that is not an individual, an employee, executive officer, or director of the Service Provider, provided that  Algonquin / Liberty | 2022 Management Information Circular  IV

 the individual employee, executive officer, or director spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate; and (B) with respect to a Service Provider who is an individual, a company of which the individual Service Provider is an employee or shareholder, and a partnership of which the individual Service Provider is an employee or partner;  "Eligible Person" means:  any director, officer or employee of the Corporation or any Affiliate (an "Eligible Individual"); or  any Service Provider;  "In-the-Money Amount" means the excess,  if any, of the Market Price of a Share at such time over the Option Price, in each case such  In-the-Money Amount being payable by the Corporation in cash (or its equivalent) or Shares at the election of the Corporation in accordance with the provisions hereof;  "Insider" has the meaning ascribed to this term for the purposes of the TSX rules relating to Securities-Based Compensation Arrangements;  "Market Price" at any date in respect of the Shares means the volume weighted average trading price of such Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may  be selected for such purpose by the Committee) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Price shall be the  average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be  the fair market value of such Shares as determined by the Committee in its sole discretion;  "Option" means an option to purchase Shares granted to an Eligible Person under the Plan and "Option Agreement" means an agreement between the Corporation and an Optionee respecting such Option;  "Option Price" means the price per Share at which Shares may be purchased under an Option,  as the same may be adjusted from time to time in accordance with Article 8 hereof;  "Optioned Shares" means the Shares issuable pursuant to an exercise of Options;  "Optionee" means an Eligible Person to whom an Option has been granted and who continues to hold such Option;  "Permitted Assign" means, with respect to an Optionee, (A) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the Optionee; (B) a corporation controlled by the Optionee; or (C) a registered retirement savings plan, registered retirement income fund or  tax-free savings account of the Optionee;  "Plan" means this Stock Option Plan, as the same may be amended, restated or varied from time to time;  "Policy" has the meaning ascribed thereto in Section 9.1;  "Securities-Based Compensation Arrangement" means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of the Corporation to one or more Eligible Persons, including a share purchase from treasury which is financially assisted by  the Corporation by way of a loan, guarantee or otherwise;  "Service Provider" means a person, including a company to the extent provided below, other than an Eligible Individual, that:  is engaged to provide services to the Corporation or an Affiliate, other than services provided in relation to a distribution (as defined in Section 1(5) of the Securities Act (Ontario));  provides services under a written contract with the Corporation or an Affiliate;  spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate, and  includes an Eligible Consulting Entity.  "Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and  "TSX" means the Toronto Stock Exchange.  V

 ARTICLE 3  Administration of the Plan  Unless otherwise determined by the Board, the Plan shall be administered by the Committee.  The Committee shall have the power, where consistent with the general purpose and intent of the Plan:  to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;  to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made shall be final, binding and conclusive for all purposes;  to determine the number of Shares underlying each Option;  to determine the Option Price of each Option;  to determine the time or times when Options will be granted and exercisable;  to determine if the Shares which are issuable on the exercise of an Option will be subject to  any restrictions upon the exercise of such Option;  to determine vesting periods for the Options; and  to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.  Any Option granted under the Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law  or regulation of any jurisdiction, or the consent or approval of any securities exchange or any  governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or  exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Committee. Nothing herein shall be deemed to require the Corporation to apply for  or to obtain such listing, registration, qualification, consent or approval.  ARTICLE 4  Shares Subject to the Plan  4.1 Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon  the exercise of all Options granted under the Plan (subject to any adjustment of such number pursuant to the provisions of Article 8 hereof) together with  the Shares issuable under grants under all other Securities-Based Compensation Arrangements, shall not exceed 8% of the issued and outstanding Shares on the date such Option is granted. If any Option is terminated, cancelled or has expired without being fully exercised, or is surrendered in exchange for the In-the-Money Amount, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan. In addition, if any Option is exercised, an equivalent number of Shares may be reserved for  issuance pursuant to the grant of additional Options in replacement for such exercised Options. No fractional Shares may be purchased or issued under the Plan.  ARTICLE 5  Terms and Conditions of Options  The Committee may grant Options to any Eligible Person as the Committee determines from time to time.  Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option (including upon a Change-in- Control) and other terms and conditions relating to each Option shall be determined by the Committee from time to time.  Subject to any prior approval, if required, by any  stock exchange or other securities regulatory authority, the Committee may, in its sole discretion, subsequent to the time of granting Options hereunder, permit  an Optionee to exercise any or all of the unvested options then outstanding and granted to the Optionee under this Plan, in which event all such unvested options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by  the Committee, provided that such periods of time shall not be less than the periods of time for the circumstances provided for in Article 6 (Termination of Options) hereof.  Notwithstanding Section 5.3, subject to the rules of any stock exchange upon which the Shares  may be listed or other securities regulatory authority, the Committee may, by resolution, accelerate the date on which any unvested Option may be exercised or extend the expiration date of any Option, provided that the Committee shall not, in the event of any such  Algonquin / Liberty | 2022 Management Information Circular  VI

 acceleration or extension, be under any obligation to accelerate or extend the date on or by which any other Options may be exercised by any other Optionee(s), and provided further that the expiration date may not be extended beyond ten (10) years from the date of grant of the Option.  Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the date on which the Committee approves the grant of the Option. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor.  Subject to Section 5.10, and except to the extent required by the provisions set out in Sections 6.2 to 6.8, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.  An Option is personal to the Optionee and non- assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of  the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, by notice in writing to  the Optionee, cease and terminate and be of no further force or effect whatsoever.  No Options shall be granted to any Optionee if at the time of such grant such grant could result, at any time, in:  the number of Shares reserved for issuance to Insiders pursuant to Options granted under the Plan, together with Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements exceeding 10%  of the issued and outstanding Shares; or  the issuance to Insiders, within a one (1) year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares.  Participation in the Plan by non-employee directors shall be limited to the lesser of (i) a reserve of 1%  of the outstanding Shares from time to time for  non-employee directors as a group and (ii) an annual equity award value under the Plan of $100,000 per  non-employee director.  Notwithstanding anything else contained herein,  if the expiration date for an Option occurs during a Blackout Period applicable to the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of the Blackout Period (the "Blackout Expiry Term"). This Section 5.10 applies to all Options outstanding under this Plan. The Blackout Expiry Term  for an Option may not be amended by the Committee without the approval of the holders of Shares in accordance with Section 10.1(a) of the Plan.  5.11 Unless otherwise determined by the Committee or otherwise provided in a written agreement between the Corporation and a Optionee, the occurrence of a Change in Control will not result in the vesting of Options that have not previously vested, provided that:  such Options that have not previously vested will continue to vest in accordance with the Plan and the Option Agreement; and  an entity that directly or indirectly acquires control of the Corporation (or the Affiliate that employs  the Optionee, as applicable) or otherwise becomes a successor to Algonquin Power & Utilities Corp.  (or the Affiliate that employs the Optionee, as applicable) (a “Successor Entity”) agrees to assume the obligations of the Corporation in respect of the Optionee’s unvested Options.  Subject to the provisions of Section 5.13 or as otherwise provided in the Option Agreement, in the event of  a Change in Control, the Committee shall have the discretion to unilaterally determine, upon written notice thereof to each Optionee holding Options under the Plan, to permit the exercise of all such Options, whether or not vested, within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall automatically terminate and cease to have further force or effect whatsoever.  Subject to Section 5.11, no cancellation, acceleration of vesting, lapsing of restrictions, issuance of Shares, cash settlement or other payment shall occur with respect to any Option if the Committee reasonably determines in good faith prior to the occurrence of a Change in Control that such Option shall be honored or assumed, or new rights substituted therefor (with such honored, assumed or substituted Option hereinafter referred to as an “Alternative Award”) by any Successor Entity; provided, however,  that any such Alternative Award must:  be based on stock which is traded on the Toronto Stock Exchange and/or an established  U.S. securities market;  provide such Optionee with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Option, including, but not limited to, identical or better vesting conditions (including vesting upon termination of employment) and identical  or better timing and methods of payment;  recognize, for the purpose of vesting provisions, the time that the Option was held prior to the Change in Control; and  have substantially equivalent economic value to such Option (determined immediately prior to the time of the Change in Control).  VII

 ARTICLE 6  Termination of Options  Subject to Sections 6.2 to 6.7 hereof, any resolution passed at any time by the Committee and the terms of any Option Agreement or employment agreement with respect to any Option or any Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.  If an Optionee, other than a Service Provider,  voluntarily resigns from the Corporation or  ceases to serve the Corporation or any Affiliate, as the case may be, as an employee, officer or director as a consequence of the termination of the employment of the Optionee by the Corporation for Cause, then in either case all unvested Options held by such Optionee on the date of resignation  or termination are immediately forfeited. All vested Options held by such Optionee may be exercised within thirty (30) days after the date of resignation or termination. Any vested Options which have not been so exercised shall expire and terminate on the date which is thirty (30) days after the date of resignation or termination.  If an Optionee, other than a Service Provider,  shall retire, or terminate his employment or directorship with the consent of the Committee, in each case in accordance with the prevailing retirement plan or policy of the Corporation for its directors, officers and employees or (ii) ceases to  serve the Corporation or any Affiliate as an employee, officer or director for any reason other than as a consequence of a termination of the Optionee’s employment for reasons described in Section 6.2  or Section 6.6 then in either case, all vested Options then held by the Optionee may be exercised within ninety (90) days after such retirement or termination. The Committee may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Committee’s discretion. Any Options which have not been exercised shall expire and terminate on the date which is ninety (90) days  after the date of retirement or termination.  An Optionee shall have no right to any compensation or damages in consequence of the Optionee’s termination of employment (whether lawfully or unlawfully) or otherwise for any reason whatsoever insofar as any such right arises or may arise from  the Optionee ceasing to have rights or be entitled to receive any Shares or cash payment in respect of Options under the Plan pursuant to this Article 6.  In the event that an Optionee, other than a Service Provider, has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of this Plan,  but no additional grants of Options may be made to the Optionee.  If an Optionee, other than a Service Provider, shall die, all unexercised Options held by such  Optionee at the time of death shall immediately vest, and such Optionee’s personal representatives, heirs or legatees may, at any time within one (1) year after the date of such death exercise all such Options.  Any Options which have not been exercised shall expire and terminate one (1) year after the date of such death.  For greater certainty:  if the Optionee is an Eligible Consulting Entity, the references to the Optionee in this Article 6 shall be deemed to refer to the individual associated with the Eligible Consulting Entity who actually provides services to the Corporation or an Affiliate in accordance with clauses  (ii) and (iii) of Section 2.1(v);  Options shall not be affected by any change in the terms of employment of any Eligible Individual or by any Eligible Individual ceasing to be a director of the Corporation, provided that the related Optionee continues to be an Eligible Person; and  the Committee may, by resolution or under the terms of an Option Agreement or employment agreement, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination  of the Optionee's employment shall not apply to any Optionee for any reason acceptable to the Committee.  Notwithstanding any other provision herein, all Options granted to Service Providers shall  terminate in accordance with the terms, conditions and provisions of the associated Option Agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of the original expiry date of the term of  the Option or the day which is one (1) year following the date of termination of the engagement of the Service Provider.  Algonquin / Liberty | 2022 Management Information Circular  VIII

 ARTICLE 7  Exercise of Option  7.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation, with a copy to the Vice-Chair of the Corporation (or such other senior officer of the Corporation as may be specified to the Optionee  from time to time) specifying (i) the number of Shares with respect to which the Option is being exercised;  (ii) the number of Shares, if any, with respect to which the Optionee is surrendering such Option and electing to receive the In-the-Money Amount; and (iii) otherwise in accordance with the exercise procedures respecting Options determined by the Committee from time to time accompanied by payment in full of the Option Price of the Shares to be purchased, if any, on the exercise of the Option as specified in Section 7.1(i) above. Subject to any provisions of the Plan to the contrary, such Shares shall be issued to the Optionee within a reasonable time following the receipt of  such notice and compliance with such procedures.  If the Optionee elects to surrender any Options in exchange for the In-the-Money Amount, the Corporation will determine whether to pay such amount in cash or in Shares representing the equivalent of the In-the-Money Amount (less any applicable withholding of taxes) based on the Market Price of the Shares at the date  of exercise, and:  if the Corporation elects to pay the In-the-Money Amount in cash, the Corporation shall deliver  a cheque or similar means of payment for the In-the-Money Amount (subject to applicable withholding of taxes) to the Optionee within a reasonable period of time following the receipt of the notice set out in Section 7.1(i); or  if the Corporation elects to pay the In-the-Money Amount in Shares, subject to Section 7.3, the Corporation shall issue the number of Shares with a value equivalent to the In-the-Money  Amount (less any applicable withholding of taxes) to the Optionee within a reasonable period of time following the receipt of the notice set out  in Section 7.1(ii).  For greater clarity, the number of Shares issued  in respect of payment of the In-the-Money Amount in accordance with Section 7.2(b) hereof shall be rounded down to the next whole Share.  Notwithstanding any of the provisions contained in the Plan or in any Option Agreement, the Corporation's obligation to issue Shares to an Optionee pursuant  to the exercise of any Option shall be subject to:  completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;  the listing of such Shares on any stock exchange on which the Shares may then be listed; and  the satisfaction of any conditions on exercise prescribed pursuant to Article 3 hereof.  Options shall be evidenced by an agreement in such form not inconsistent with this Plan as the Committee may from time to time determine.  Notwithstanding any of the provisions contained in the Plan, in any Option Agreement or otherwise, the Corporation may withhold from any amount  payable, either under the Plan, any Option Agreement or otherwise, such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal or provincial tax law or authority relating to the withholding of tax or any other required deductions with respect to the Options, any Shares issuable upon the exercise thereof or any  In-the-Money Amount payable in connection therewith.  The Corporation may also satisfy any liability for any such withholding obligations, on such terms  and conditions as the Corporation may determine in its discretion, by (a) selling on behalf of any Optionee, or causing any Optionee to sell, any Shares issued hereunder, or retaining any amount payable, including any In-the-Money Amount, which would otherwise  be provided or paid to the Optionee hereunder or  (b) requiring an Optionee, as a condition to the exercise of any Options, to make such arrangements as the Corporation may require so that the Corporation  can satisfy such withholding obligations, including, without limitation, requiring the Optionee to remit to the Corporation in advance, or reimburse the Corporation for, any such withholding obligations.  ARTICLE 8  Certain Adjustments  In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for Option shall be adjusted accordingly by the Committee to such extent as they deem proper in their discretion. In such event, the number of, and the price payable for, such Shares shall be adjusted as determined by the Committee  as it deems proper in its discretion.  If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of  such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 or the Corporation shall consolidate, merge or amalgamate with or into another corporation  (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), subject to Section  5.12 and Section 5.13, the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares which he or she was theretofore entitled upon such exercise but for the  IX same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation  or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization  or other change or as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or  amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.  ARTICLE 9  Restatement of Financial Results  9.1 In the event of the restatement by the Corporation of its financial results, any unpaid or unexercised Options held by an Optionee may be cancelled immediately, at the discretion of the Committee in accordance with the terms of the Corporation’s clawback policy (the “Policy”). Further, in such circumstances, the Corporation may set-off the amounts so payable to it against any amounts that may be owing from time to time by the Corporation or an Affiliate to  the Optionee, whether as salary, annual incentive, long-term incentive, severance or any other payment or benefit. This Section 9.1 shall apply notwithstanding any provision to the contrary in the Plan or any Option Agreement and is meant to provide the Corporation with rights in addition to any other remedy which may exist in law or in equity. By participating in the  Plan, the Optionee acknowledges and agrees that any Options granted pursuant to the Plan remain subject to application, implementation and enforcement of the Policy as it may be amended from time to time, including via the issuance of any guidelines in respect of the implementation of the Policy.  ARTICLE 10  Amendment or Discontinuance of the Plan  The Committee may amend, suspend or discontinue the Plan or amend Options granted under the Plan at any time without shareholder approval; provided, however, that:  approval by a majority of the votes cast  by shareholders present and voting in person or by proxy at a meeting of shareholders  of the Corporation shall be obtained for any:  amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;  increase to the maximum number or percentage of securities issuable under the Plan;  (iii)  (iv)  (vi)  reduction of the Option Price, or cancellation and reissuance of Options or other entitlements, of Options granted under the Plan;  extension of the term of Options beyond the original expiry date;  (v) change in Eligible Persons that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;  increase to the limit imposed on  non-employee director participation set out in Section 5.9 or;  allowance of Options granted under the Plan to be transferable or assignable other than for estate settlement purposes; or  amendment to the Plan’s amendment provisions; and  (b) the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Plan.  No amendment, suspension or discontinuance of the Plan may contravene the requirements of  the TSX or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject.  Notwithstanding the provisions of this Article 10, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Committee, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of  and from the date of its adoption by the Committee.  Notwithstanding any other provision of this Plan, the Committee may at any time by resolution terminate this Plan. In such event, all Options then outstanding and granted to an Optionee, whether or not vested, may be exercised by such Optionee  for a period of thirty (30) days after the date on which the Corporation shall have notified all Optionees of the termination of this Plan.  Algonquin / Liberty | 2022 Management Information Circular  X

 ARTICLE 11  Miscellaneous Provisions  An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares underlying any Option until the date of issuance of such Shares upon the exercise of such Option, in full  or in part, and then only with respect to the Shares so issued. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights in respect of a Share for which the record date is prior to the date such Share is issued.  Nothing in this Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or  any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Corporation or any Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract  of employment with the Corporation or any Affiliate. For greater certainty, except as expressly required by applicable employment standards legislation,  a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan.  Notwithstanding Section 5.7 hereof and subject to Section 11.4 hereof, any vested Options may  be transferred or assigned between an individual who is a Service Provider and his or her related Eligible Consulting Entity, or between an Optionee and a Permitted Assign of such Optionee, provided the assignor delivers notice in writing of the same to the Corporation prior to the assignment and the Committee, in its sole and absolute discretion, approves such assignment.  In the event an Eligible Consulting Entity shall cease at any time to be an Eligible Consulting Entity  (as defined in Section 2.1(j) hereof), then it shall immediately by notice in writing to the Corporation retransfer or reassign all of the Options held by it to the related individual Service Provider.  In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require. If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect  the validity or enforcement of any other provision or part thereof. Headings wherever used herein are  for reference purposes only and do not limit or extend the meaning of the provisions herein contained.  A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.  The Plan and all matters to which reference is  made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  ARTICLE 12  Date Of Plan  12.1 This Plan originally dated and effective the 23rd day of June, 2010, as amended and restated the 21st of June 2011, and as further amended and restated the 9th of June, 2016 and the 28th of February, 2019, shall be dated and effective the 28th day of February, 2019.  XI

 Schedule “D”  Advisory vote on approach to executive compensation resolution  RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) accept the approach to executive  compensation disclosed in the management information circular of the Corporation delivered in advance of  the June 2, 2022 annual meeting of the shareholders of the Corporation.  Algonquin / Liberty | 2022 Management Information Circular  XII

 Schedule “E”  Continuation, amendment and restatement of shareholder rights plan resolution  RESOLVED THAT:  1. the shareholder rights plan (“Rights Plan”) of Algonquin Power & Utilities Corp. (the “Corporation”), including the amendments thereto, substantially in the  form set out in Schedule "G" of the Corporation’s Management Information Circular dated April 14, 2022, be confirmed and approved, and the Amended and Restated Shareholder Rights Plan Agreement to be dated as of the date hereof between the Corporation and TSX Trust Company, which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated June 6, 2019 and continues  the rights issued thereunder, be and is hereby ratified, confirmed and approved; and  2. any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise)  to enter into, execute and deliver all such instruments, agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the “Instruments”) and do, or cause to be done, all such other acts and things (herein “Acts”) as may be necessary or desirable for the purpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant  to such Acts is hereby authorized.  XIII

 Schedule “F”  Purpose and key features of the shareholder rights plan  The following is a summary of the key features of the Rights Plan. This summary does not purport to be  complete and is subject to, and is qualified in its entirety  by reference to, the Rights Plan, a copy of which is available on request from the Vice President, Investor Relations as described in the Circular or on the Corporation’s website  at www.algonquinpower.com. All capitalized terms used in this summary have the meanings given in the Rights Plan unless otherwise noted.  The Rights Plan that Shareholders will be asked to consider and approve at the Meeting is identical in all material respects to the Rights Plan approved at the annual meeting of Shareholders held on June 6, 2019.  A blackline copy of the Rights Plan is attached as Schedule "G" to the Circular showing proposed amendments of a non-substantive, technical,  and administrative nature, including to update dates and to reflect that TSX Trust Company is the successor to AST Trust Company (Canada) as rights agent under the Rights Plan as a result of an amalgamation of the two entities.  Term  The Rights Plan must be approved by Shareholders at every third annual meeting of Shareholders. Accordingly, the Rights Plan, including the amendments described above, will be presented at the Meeting for reconfirmation and approval as it was last approved by Shareholders  in 2019. If not approved, the Rights Plan will expire and cease to have effect at the termination of the Meeting. If it is approved at the Meeting, the Rights Plan will be effective and will next require reconfirmation by the Shareholders at the 2025 annual meeting of Shareholders.  Issuance of Rights  Upon the Rights Plan becoming effective in 2010, one Right was issued and attached to each Common Share.  One Right also attached to each subsequently issued Common Share and will attach to each subsequently issued Common Share.  Rights Exercise Privilege  The Rights generally separate from the Common Shares and become exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”) or a transaction otherwise permitted by the Rights Plan. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common  Shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the Rights Plan, is referred to as  a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void), will permit the purchase by holders of such Rights of Common Shares at a 50% discount to their market price.  Trading of Rights  Until the Separation Time, the Rights will be evidenced by the certificates representing the Common Shares  and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation  Time. Rights will trade separately from the Common Shares after the Separation Time.  Lock-Up Agreements  A bidder may enter into lock-up agreements with Shareholders whereby such Shareholders agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without a Flip-in Event occurring.  Such agreement must be publicly disclosed and allow the Shareholder to withdraw the securities to tender to another take-over bid or to support another transaction that exceeds the value of the Lock-up Bid either on an absolute basis or by as much or more than a specified amount, which specified amount may not be greater than seven percent. The definition of “Lock-Up Agreement” provides that no “break up” fees or other penalties that exceed, in the aggregate, the greater of two and a  half percent of the price or value of the consideration payable under the Lock-up Bid to the Locked-up Person and 50% of the increase in the consideration resulting from another take-over bid transaction shall be payable by the Shareholder if the Shareholder fails to tender  its securities to the Lock-up Bid.  Algonquin / Liberty | 2022 Management Information Circular  XIV

 Permitted Bid Requirements  The requirements for a Permitted Bid include the following:  the take-over bid must be made by way of a take-over bid circular;  the take-over bid must be made to all holders of Common Shares (other than the Offeror);  the take-over bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws;  Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the applicable period and only if at such time more than 50% of the Common Shares held by Independent Shareholders (as defined below) have been tendered to the take-over bid and not withdrawn; and  if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the applicable period and the Common Shares are taken up by the bidder, the bidder must make a public announcement  of that fact and the take-over bid must remain open for deposits of Common Shares for not less than  10 days from the date of such public announcement.  “Independent Shareholders” is defined in the Rights Plan as all holders of Common Shares, excluding any Acquiring Person (as defined therein), any person that is making or has announced an intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of an employee benefit, deferred profit sharing, stock participation or other similar  plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted.  The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid  except that it must be outstanding for a minimum number of days as required under Canadian securities laws.  Waiver  The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where a take-over bid is made by a take-over bid circular to all holders of Common Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply  to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares  prior to the expiry of any other bid for which the Rights Plan has been waived. The Board, acting in good faith, may,  in respect of any Flip-in Event, waive the application of  the Rights Plan to a particular Flip-in Event where the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and such person has reduced its Beneficial Ownership such that it is no longer an Acquiring Person. The Board, acting in good faith,  may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine,  at any time prior to the occurrence of a Flip-in Event, to waive the application of the Rights Plan for any Flip-in Event.  Redemption  The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the Board following  completion of a Permitted Bid or Competing Permitted Bid.  Amendment  The Board may amend the Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board, without such approval, may make amendments to the Rights Plan to correct any clerical or typographical error or which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulations thereunder.  Board  The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation.  The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.  Exemption for Investment Managers  Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are  not making, have not announced an intention to make or are not part of a group making, a take-over bid.  XV

 EXECUTION VERSION  Schedule “G”  Shareholder Rights Plan Agreement  AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT  BETWEEN  ALGONQUIN POWER & UTILITIES CORP.  and  ASTTSX TRUST COMPANY (CANADA)  as Rights Agent  June 62, 20192022  Algonquin / Liberty | 2022 Management Information Circular  XVI

 Definitions 2  Currency 1214  TABLE OF CONTENTS  Page  ARTICLE 1 DEFINITIONS  1.1  1.2  1.3  1.4  1.5  1.6  Acting Jointly or in Concert 1214 Control 1214 Holder of Rights 1315 References to this Agreement 1315  ARTICLE 2 THE RIGHTS  Issue of Rights; Legend on Common Share Certificates 1315 Initial Exercise Price; Exercise of Rights; Detachment of Rights 1316 Adjustments to Exercise Price; Number of Rights 1518 Date on Which Exercise is Effective 1821 Execution, Authentication, Delivery and Dating of Rights Certificates 1922 Registration, Registration of Transfer and Exchange 1922 Mutilated, Destroyed, Lost and Stolen Rights Certificates 1923 Persons Deemed Owners 2023 Delivery and Cancellation of Certificates 2023 Agreement of Rights Holders 2024  2.1  2.2  2.3  2.4  2.5  2.6  2.7  2.8  2.9  2.10  ARTICLE 3  ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS  Flip-in Event 2124  3.1  ARTICLE 4  THE RIGHTS AGENT  4.1  4.2  4.3  4.4  General 2226  Merger, Amalgamation or Consolidation or Change of Name of Rights Agent 2327 Duties of Rights Agent 2327 Change of Rights Agent 2529  ARTICLE 5 MISCELLANEOUS  5.1  Redemption and Termination 2529  5.2  Expiration 2731  5.3  Issuance of New Rights Certificates 2731  5.4  Supplements and Amendments 2732  5.5  Fractional Rights and Fractional Shares 2933  5.6  Rights of Action 2934  5.7  Holder of Rights Not Deemed a Shareholder 3034  5.8  Notice of Proposed Actions 3034  5.9  Notices 3034  5.10  Costs of Enforcement 3136  5.11  Successors 3136  5.12  Benefits of this Agreement 3136  - i-  XVII

 5.13  5.14  5.15  5.16  5.17  5.18  5.19  5.20  5.21  5.22  Descriptive Headings 3136 Governing Law 3136 Language 3236  Counterparts 3236  Severability 3236  Effective Date 3237 Shareholder Review 3237  Regulatory Approvals 3237 Declaration as to Non-Canadian and Non-U.S. Holders 3337 Determinations and Actions by the Board 3338  -ii-  Algonquin / Liberty | 2022 Management Information Circular  XVIII

 AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT  THIS AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT dated June  62, 20192022 (amending and restating the Amended and Restated Shareholder Rights Plan Agreement dated June 96, 20162019)  BETWEEN:  ALGONQUIN POWER & UTILITIES CORP., a corporation existing under the laws of Canada (hereinafter referred to as the "Corporation")  OF THE FIRST PART  - and -  ASTTSX TRUST COMPANY (CANADA), a company existing under the laws of Canada (hereinafter referred to as the "Rights Agent")  OF THE SECOND PART  WHEREAS the board of directors of the Corporation (the "Board") determined that it was advisable and in the best interest of the Corporation to adopt a shareholder rights plan (the "Rights Plan") to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer or bid for the shares of the Corporation;  AND WHEREAS this Agreement was originally entered into by the Corporation and the Rights AgentCIBC Mellon Trust Company, in its capacity as rights agent, as of June 9, 2010 and has been amended, or amended and restated, from time to time since such date (such agreement as amended or as amended and restated the "Original Agreement");  AND WHEREAS the Original Agreement was to be reconfirmed by the shareholders of the Corporation at every third annual meeting of shareholders;  AND WHEREAS the Corporation and the Rights Agent wish to effect certain amendments to update and restate the Original Agreement in its entirety to be on the terms and conditions and in the form of this agreement (the Original Agreement as so amended and restated being herein referred to as the "Agreement") to take effect immediately upon receipt of approval of the shareholders of the Corporation at the annual and special meeting of shareholders to be held in 20192022 or any adjournment or postponement thereof;  AND WHEREAS each Right (as defined below) entitles the holder thereof, after the Separation Time (as defined below), to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;  AND WHEREAS, in connection with the amendment and restatement of the Original Agreement on June 6, 2019, AST Trust Company (Canada) ("AST") was appointed as Rights Agent;  AND WHEREAS on or about September 1, 2021, AST amalgamated with TSX Trust Company to form "TSX Trust Company", such that pursuant to Section 4.2 of the Original Agreement, TSX Trust Company, as the successor entity, now acts as the Rights Agent under the Original Agreement;  AND WHEREAS the Corporation desires to confirm its appointment of the Rights Agent to act on behalf of the Corporation and the holders of Rights and the Rights Agent is willing to continue to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as defined below), the exercise of Rights and other matters referred to herein;  XIX

 - 2 -  NOW THEREFORE in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:  ARTICLE 1 DEFINITIONS  1.1  Definitions  For purposes of this Agreement, the following terms have the meanings indicated:  (a)  "Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation; provided, however, that the term "Acquiring Person" shall not include:  (i) the Corporation or any Subsidiary of the Corporation;  (ii)  any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as a result of any one or a combination of:  (A)  an acquisition or redemption by the Corporation of Common Shares which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares Beneficially Owned by such Person to 20% or more of the Common Shares then outstanding;  (B)  Common Share acquisitions made pursuant to a Permitted Bid or a Competing Permitted Bid ("Permitted Bid Acquisitions");  (C)  Common Share acquisitions (1) in respect of which the Board has waived the application of Section 3.1 pursuant to subsections 5.1(b), 5.1(c) or 5.1(d); or (2) which were made pursuant to a dividend reinvestment plan of the Corporation; or (3) pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of the Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other Person and provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition; or (4) pursuant to a distribution by the Corporation or an affiliate of the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition; or (5) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of options to purchase Common Shares granted under a stock option plan of the Corporation or rights to purchase or acquire securities granted under a share purchase or incentive plan of the Corporation, provided that (i) all necessary stock exchange approvals for such private placement, stock option plan or share purchase or incentive plan have been obtained and such private placement, stock option plan or  Algonquin / Liberty | 2022 Management Information Circular  XX

 - 3 -  share purchase or incentive plan complies with the terms and conditions of such approvals and (ii) such Person does not become the Beneficial Owner of more than 25% of the Common Shares outstanding immediately prior to the distribution, and in making this determination, the Common Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution; or (6) pursuant to an amalgamation, plan of arrangement, merger or other statutory procedure which has been approved by the Board and the holders of Common Shares at a meeting duly called by the Board and held for such purpose ("Exempt Acquisitions'');  (iii)  (iv)  (D)  the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("Convertible Security Acquisitions"); or  (E)  acquisitions as a result of a stock dividend, stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class, provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition ("Pro Rata Acquisitions");  provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Common Shares of the Corporation then outstanding by reason of any one or a combination of (i) share acquisitions or redemptions by the Corporation or  (ii) Permitted Bid Acquisitions or (iii) Exempt Acquisitions or (iv) Convertible Security Acquisitions or (v) Pro Rata Acquisitions and, after such share acquisitions or redemptions by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, such Person subsequently becomes the Beneficial Owner of more than an additional 1% of the number of Common Shares of the Corporation outstanding other than pursuant to any one or a combination of share acquisitions or redemptions of shares by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition  such Person shall become an "Acquiring Person";  for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on clause 1.1(d)(B) of the definition of Beneficial Owner solely because such Person makes or announces an intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or intends to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person;  an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities by way of prospectus or private placement; or  XXI

 - 4 -  (v)  a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as at the Record Time; provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time (A) cease to Beneficially Own 20% or more of the outstanding Common Shares or (B) become the Beneficial Owner (other than pursuant to any one or a combination of (1) Common Share acquisitions or redemptions by the Corporation or (2) Permitted Bid Acquisitions or (3) Exempt Acquisitions or (4) Convertible Security Acquisition or (5) Pro Rata Acquisitions) of additional Common Shares constituting more than 1% of the number of Common Shares outstanding as at the Record Time whether or not such Person has disposed of any Common Shares or otherwise has had its ownership diluted after the Record Time.  (b)  "Affiliate", used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.  (c)  "Associate" of a specified individual shall mean any individual to whom such specified individual is married or with whom such specified individual is living in a conjugal relationship, outside marriage, or any relative of such specified individual or said spouse who has the same home as such specified individual.  (d)  A Person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of, and to "Beneficially Own":  (i)  any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;  (ii)  any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, whether or not in writing, in either case where such right is exercisable immediately or within a period of 60 days and whether or not on condition or the happening of any contingency (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities, or (2) pursuant to a pledge of securities in the ordinary course of business); and  (iii)  any securities which are Beneficially Owned within the meaning of clauses 1.1(d)(i) or (ii) above by any other Person with which such Person is acting jointly or in concert;  provided, however, that a Person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:  (A)  where (1) the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), in each case until the earliest time at which any such tendered security is accepted unconditionally for payment or exchange or is taken up and paid for;  Algonquin / Liberty | 2022 Management Information Circular  XXII

 - 5 -  (B)  (C)  (D)  (E)  where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), holds such security provided that (1) the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person, including the acquisition or holding of securities for non-discretionary accounts held on behalf of a client by a broker or dealer registered under applicable securities laws, or (2) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (3) such Person (the "Plan Trustee") is the administrator or trustee of one or more pension funds or plans (each a "Plan") registered under applicable laws and holds such security for the purposes of its activity as such, or (4) such Person is a Plan or is a Person established by statute (the "Statutory Body") for purposes that include, and the ordinary business or activity of such Person includes the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies, or (5) such Person is a Crown agent or agency or (6) such Person (the "Manager") is the manager or trustee of a mutual fund ("Mutual Fund") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund; provided in any of the above cases, that the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body, the Crown agent or agency, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person;  because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security;  where such Person is (1) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (3) a Plan and such security is owned at law or in equity by the Plan Trustee; or  where such Person is the registered holder of such security as a result of carrying on the business of or acting as a nominee of a securities depositary.  XXIII

 - 6 -  For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:  100 x A/B  Where:  A = the number of votes for the election of all directors generally attaching to the Common Shares Beneficially Owned by such Person; and  B = the number of votes for the election of all directors generally attaching to all outstanding Common Shares.  For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Common Shares which may be acquired pursuant to Convertible Securities, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Common Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.  (e)  "Business Day" shall mean any day other than a Saturday, Sunday or a day that is treated as a holiday in Toronto, Canada.  (f)  "Canadian-U.S. Exchange Rate" shall mean on any date the inverse of the U.S. Canadian Exchange Rate.  (g)  "CBCA" shall mean the Canada Business Corporations Act, R.S.C. 1985, c.44, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto.  (h)  "Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.  (i)  "close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Toronto (or, after the Separation Time, the offices of the Rights Agent in the City of Toronto) becomes closed to the public.  (j)  "Common Shares" and "Common Shares of the Corporation" means the common shares of the Corporation, as constituted as of the Record Time and any other security of the Corporation into which such shares may be subdivided, reclassified or changed from time to time.  (k)  "Competing Permitted Bid" shall mean a Take-over Bid that:  (i)  is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the termination or expiry of the Permitted Bid or another Competing Permitted Bid;  (ii)  satisfies all components of the definition of a Permitted Bid other than the requirements set out in subparagraph 1.1(bb)(ii)(A) of the definition of a Permitted Bid; and  Algonquin / Liberty | 2022 Management Information Circular  XXIV

 - 7 -  (iii)  contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no securities will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid.  (l)  "Convertible Securities" shall mean, at any time, any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.  (m)  "Convertible Security Acquisitions" shall have the meaning set forth in the definition of "Acquiring Person" herein.  (n)  "Co-Rights Agents" shall have the meaning set forth in subsection 4.1(a).  (o)  "Exempt Acquisition" shall have the meaning set forth in the definition of "Acquiring Person" herein.  (p)  "Exercise Price" shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:  (i)  until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and  (ii)  from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.  (q)  "Expansion Factor" shall have the meaning set forth in subsection 2.3(a).  (r)  "Expiration Time" shall mean the earlier of:  (i) the Termination Time; and  (ii)  the termination of the annual meeting of the shareholders of the Corporation in the year 20222025;  provided, however, that if the resolution referred to in Section 5.19 is approved by Independent Shareholders in accordance with Section 5.19 at or prior to such annual meeting or at or prior to any subsequent annual meeting, "Expiration Time" means the earlier of (i) the Termination Time and (ii) the termination of the annual meeting of the shareholders of the Corporation in the year that is three years after the year in which such approval occurs.  (s)  "Fiduciary" shall mean a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940 or any other securities legislation of the United States or any state of the United States.  (t)  "Flip-in Event" shall mean a transaction or other event, in or pursuant to which any Person shall become an Acquiring Person; provided, however, that a Flip-in Event shall be deemed to  XXV

 - 8 -  occur at the close of business on the tenth day (or such later day as the Board may determine) after the Stock Acquisition Date.  (u)  "Independent Shareholders" shall mean holders of outstanding Common Shares of the Corporation excluding (i) any Acquiring Person, and (ii) any Offeror (other than a Person who, by virtue of clause 1.1(d)(B), is not deemed to Beneficially Own the Common Shares held by such Person), and (iii) any Affiliate or Associate of any Acquiring Person or Offeror, and (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (v) a Person who is a trustee of any employee benefit plan, Common Share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.  (v)  "Market Price" per security of any securities on any date of determination shall mean the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The "Closing Price Per Security" of any securities on any date shall be:  (i)  the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year;  (ii)  if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a securities exchange or on a national securities quotation system, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board); or  (iii)  if the securities are not listed or admitted to trading as contemplated in clause 1.1(v)(i) or (ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities; provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities.  The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.  Algonquin / Liberty | 2022 Management Information Circular  XXVI

 - 9 -  (w)  "NI 62-104" shall mean National Instrument 62-104 – Take-Over Bids and Issuer Bids, and any comparable or successor laws, instruments or rules thereto.  (x)  "1933 Securities Act" shall mean the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.  (y)  "1934 Exchange Act" shall mean the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.  (z)  "Offer to Acquire" shall include:  (i) an offer to purchase, or a solicitation of an offer to sell, Common Shares; and  (ii)  an acceptance of an offer to sell Common Shares, whether or not such offer to sell has been solicited;  or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.  (aa)  "Offeror's Securities" shall mean Common Shares Beneficially Owned by an Offeror, any Affiliate or Associate of such Offeror and any Person acting jointly or in concert with such Offeror and "Offeror" means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid.  (bb)  "Permitted Bid" shall mean a Take-over Bid made by a Person by means of a Take-over Bid circular which also complies with the following additional provisions:  (i)  the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;  (ii)  the Take-over Bid shall contain, and the provisions for the take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified provisions that no securities shall be taken up or paid for pursuant to the Take-over Bid:  (A)  prior to the close of business on a date that is no earlier than the earlier of (i) the date 105 days following the date of the Take-over Bid and (ii) the last day of the initial deposit period that the Offeror must allow securities to be deposited under the Take-over Bid pursuant to NI 62-104; and  (B)  only if at such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;  (iii)  the Take-over Bid shall contain irrevocable and unqualified provisions that securities may be deposited pursuant to the Take-over Bid at any time during the period of time described in subparagraph 1.1(bb)(ii)(A) and all securities deposited pursuant to the Take-over Bid may be withdrawn, unless restricted by law, until taken up and paid for; and  (iv)  the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that the deposit condition set forth in subparagraph 1.1(bb)(ii)(B) is satisfied and such Common Shares are taken up by the Offeror, the Offeror will make a public  XXVII

 - 10 -  announcement of that fact and the Take-over Bid will remain open for deposits and tenders of securities for not less than ten days from the date of such public announcement;  provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term “Permitted Bid” shall also mean the Competing Permitted Bid.  (cc)  "Permitted Bid Acquisitions" shall have the meaning set forth in the definition of "Acquiring Person" herein.  (dd)  "Permitted Lock-up Agreement" shall mean an agreement (the "Lock-up Agreement") between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and one or more holders of Common Shares and/or Convertible Securities who is not an Affiliate or Associate of the Offeror (each such holder herein referred to as a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Common Shares or Convertible Securities held by such holder to the Offeror’s Take-over Bid or any Take-over Bid made by any of the Offeror’s Affiliates or Associates (the "Lock-up Bid"), provided that:  (i)  the Lock-up Agreement permits the Locked-up Person to withdraw its securities from the Lock-up Agreement in order to deposit or tender the securities to another Take-over Bid or to support another transaction that in either case will provide a greater price or value to the Locked-up Person than the Lock-up Bid; or  (ii)  the Lock-up Agreement permits the Locked-up Person to withdraw its securities from the Lock-up Agreement in order to deposit or tender the securities to another Take-over Bid or to support another transaction that contains an offer price or value for each Common Share that exceeds by as much as or more than a specified amount (the "Specified Amount") the offer price or value for each Common Share contained in or proposed to be contained in the Lock-up Bid and that does not by its terms provide for a Specified Amount that is greater than 7% of the offer price or value contained in or proposed to be contained in the Lock-up Bid;  and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give an Offeror who made the Lock-up Bid an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw securities in sufficient time to tender to the other Take-over Bid or participate in and support the other transaction; and  (iii)  no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:  (A)  2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and  (B)  50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid,  Algonquin / Liberty | 2022 Management Information Circular  XXVIII

 - 11 -  shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid, or withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares to another Take-over Bid or support another transaction.  (ee)  "Person" shall mean any individual, firm, partnership, association, trust, trustee, personal representative, body corporate, corporation, unincorporated organization, syndicate or other entity.  (ff)  "Pro Rata Acquisition" shall have the meaning set forth in the definition of "Acquiring Person" herein.  (gg)  "Record Time" shall have the meaning set forth in subsection 2.1(a) herein.  (hh)  "Redemption Price" shall have the meaning set forth in subsection 5.1(a) herein.  (ii)  "Right" shall mean a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement;  (jj)  "Rights Certificate" shall mean, after the Separation Time, the certificate representing the Rights substantially in the form of Exhibit A hereto.  (kk)  "Securities Act" shall mean the Securities Act (Ontario), R.S.O. 1990, c. S-5, and the rules and regulations thereunder, each as may be amended from time to time, and any comparable or successor laws, rules or regulations thereto.  (ll)  "Separation Time" shall mean the close of business on the tenth Business Day after the earlier of:  (i) the Stock Acquisition Date;  (ii)  the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Take-over Bid which is a Permitted Bid or a Competing Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid); provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection 1.1(ll), never to have been made; and  (iii)  the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable;  or, in each case, such later date as may be determined by the Board; provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and if the Board determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.  (mm)  "Stock Acquisition Date" shall mean the first date of public announcement (which for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section  5.2 of NI 62-104, Section 4.5 of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, Section 102.1 of the Securities Act or  XXIX

 - 12 -  Section 13(d) under the 1934 Exchange Act) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.  (nn)  "Subsidiary" of any specified Person shall mean any trust, corporation, partnership or other entity controlled by such specified Person.  (oo)  "Take-over Bid" shall mean an Offer to Acquire Common Shares or securities convertible into Common Shares, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.  (pp)  "Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 or 5.19 hereof.  (qq)  "Trading Day", when used with respect to any securities, shall mean a day on which the securities exchange or national securities quotation system on which such securities are listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.  (rr)  "U.S. Canadian Exchange Rate" shall mean on any date:  (i)  if on such date the Bank of Canada sets an average noon spot rate of exchange with a conversion of one United States dollar into Canadian dollars, such rate;  (ii)  in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board from time to time acting in good faith.  (ss)  "U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars shall mean on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.  1.2  Currency  All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.  Acting Jointly or in Concert  For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire, or Offer to Acquire, any Common Shares of the Corporation (other than (a) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement, or (b) pursuant to a pledge of securities in the ordinary course of business).  Control  A Person is "controlled" by another Person or two or more other Persons acting jointly or in concert if:  (a)  in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in  Algonquin / Liberty | 2022 Management Information Circular  XXX

 - 13 -  concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or  (b)  in the case of a Person which is not a body corporate, more than 50% of the voting interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;  and "controls", "controlling" and "under common control with" shall be interpreted accordingly.  Holder of Rights  As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).  References to this Agreement  In this Agreement, unless otherwise provided herein and unless the context otherwise requires, references to "this Agreement", "herein", "hereby" and "hereunder" mean this Amended and Restated Shareholder Rights Plan Agreement dated as of June 62, 20192022 between the Corporation and the Rights Agent as amended and supplemented from time to time.  ARTICLE 2 THE RIGHTS  2.1  Issue of Rights; Legend on Common Share Certificates  (a)  One Right has been issued, effective as of the close of business on June 9, 2010 (the "Record Time"), in respect of each Common Share outstanding as of the Record Time and one Right has been and shall be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.  (b)  Certificates for the Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and, commencing as soon as reasonably practicable after the Record Time, shall have impressed on, printed on, written on or otherwise affixed to them, prior to the date hereof the legend set forth in the Original Agreement which legend shall be deemed to be amended for all purposes to read the same as the legend set forth below, and after the date hereof the following legend:  Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in an Amended and Restated Shareholder Rights Plan Agreement dated as of June 62, 20192022, as such may from time to time be amended, restated, varied or replaced (the "Rights Agreement"), between Algonquin Power & Utilities Corp. (the "Corporation") and ASTTSX Trust Company (Canada) as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the registered office of the Corporation. In certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.  XXXI

 - 14 -  Certificates representing Common Shares that were issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.  2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights  (a)  Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time, to purchase, for the Exercise Price, or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day of exercise of the Right, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.  (b)  Until the Separation Time,  (i) no Right may be exercised; and  (ii)  each Right will be evidenced by the certificate for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.  (c)  After the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised, and (ii) will be transferable independent of Common Shares. Promptly following the Separation Time, the Corporation will prepare (or will arrange to have prepared) and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, and in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time promptly after such conversion, to the holder so converting (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (x) a Rights Certificate with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (y) a disclosure statement describing the Rights.  (d)  Rights may be exercised in whole or in part on any Business Day (or on any other day which, in the city at which an Election to Exercise (as hereinafter defined) is duly submitted to the Rights Agent in accordance with this Agreement, is not a Saturday, Sunday or a day that is treated as a holiday in such city) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at its office in the City of Toronto, Canada or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation), the Rights Certificate evidencing such Rights together with an Election to Exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed, accompanied by payment by certified cheque, banker's draft or money order, payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.  Algonquin / Liberty | 2022 Management Information Circular  XXXII

 - 15 -  (e)  Upon receipt of a Rights Certificate, with a duly completed Election to Exercise (which does not indicate that the holder so exercising is an Acquiring Person) accompanied by payment as set forth in subsection 2.2(d) above, the Rights Agent will thereupon promptly:  (i)  requisition from the transfer agent or any co-transfer agent of the Common Shares certificates for the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);  (ii)  when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares and, after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate;  (iii)  after receipt of the Common Share certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and  (iv) tender to the Corporation all payments received on exercise of the Rights.  In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.  (f)  (g)  The Corporation covenants and agrees that it will:  (i)  take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;  (ii)  take all such action as may be necessary and within its power to comply with any applicable requirements of the CBCA, the Securities Act, the securities acts or comparable legislation of each of the other provinces of Canada, the 1933 Securities Act and the 1934 Exchange Act, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;  (iii)  use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges or traded in the over-the-counter markets on which the Common Shares were traded immediately prior to the Stock Acquisition Date;  (iv)  cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and  (v)  pay when due and payable any and all Canadian and United States federal, provincial, and state transfer taxes (for greater certainty not including any income taxes or capital gains of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common  XXXIII

 - 16 -  Shares in a name other than that of the holder of the Rights being transferred or exercised.  2.3 Adjustments to Exercise Price; Number of Rights  The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.  (a)  In the event the Corporation shall at any time after the date of this Agreement and prior to the Expiration Time:  (i)  declare or pay a dividend on the Common Shares payable in Common Shares (or other securities or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any optional stock dividend program, dividend reinvestment plan or a dividend payable on Common Shares in lieu of a regular periodic cash dividend;  (ii)  subdivide or change the then outstanding Common Shares into a greater number of Common Shares;  (iii)  combine or change the then outstanding Common Shares into a smaller number of Common Shares; or  (iv)  issue any Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation,  the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted (x) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof, and (y) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other securities) will have exactly one Right associated with it. If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof. If after the Record Time and prior to the Expiration Time the Corporation shall issue any securities other than Common Shares in a transaction of a type described in clause 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Section 3.1 hereof. Adjustments pursuant to subsection 2.3(a) shall be made successively, whenever an event referred to in subsection 2.3(a) occurs.  Algonquin / Liberty | 2022 Management Information Circular  XXXIV

 - 17 -  In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.  (b)  In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right per share)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offer price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price is satisfied in whole or in part by consideration in a form other than cash the value of such consideration shall be as determined in good faith by the Board whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.  Such adjustment shall be made successively whenever such a record date is fixed. For purposes of this paragraph (b), the granting of the right to purchase Common Shares pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.  (c)  In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend paid in Common Shares) or rights or warrants entitling them to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of a Convertible Security in respect of Common Shares having a conversion or exercise price per share (including the price required to be paid to purchase such Convertible Security) less than 90% of the Market Price per Common Share on such record date (excluding those referred to in subsection 2.3(b)), the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right (such determination to be described in a statement  XXXV

 - 18 -  filed with the Rights Agent shall be binding on the Rights Agent and the holders of the Rights). Such adjustment shall be made successively whenever such a record date is fixed.  (d)  Each adjustment made pursuant to this Section 2.3 shall be made as of:  (i)  the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to paragraph (a) above; and  (ii)  the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to paragraph (b) or (c) above,  subject to readjustment to reverse the same if such distribution shall not be made.  (e)  In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any securities (other than Common Shares), or rights or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities, in a transaction referred to in clause (a)(i) or (a)(iv) above, or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, if the Board acting in good faith determines that the adjustments contemplated by paragraphs (a), (b) and (c) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Corporation may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, if the adjustments contemplated by paragraphs (a), (b) and (c) above are applicable, notwithstanding such paragraphs, the adjustments so determined by the Corporation, rather than adjustments contemplated by paragraphs (a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement in accordance with subsections 5.4(b) and 5.4(c), as the case may be, to provide for such adjustments.  (f)  Each adjustment to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:  (i)  promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and  (ii)  promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.  Failure to file such certificate or cause such summary to be mailed as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.  (g)  Subject to Section 5.3, irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.  2.4 Date on Which Exercise is Effective  Each person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price  Algonquin / Liberty | 2022 Management Information Circular  XXXVI

 - 19 -  for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.  2.5 Execution, Authentication, Delivery and Dating of Rights Certificates  (a)  The Rights Certificates shall be executed on behalf of the Corporation by any one of a director, the Chief Executive Officer or the Chief Financial Officer of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates. Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and disclosure statements describing the Rights, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and mail such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.  (b) Each Rights Certificate shall be dated the date of countersignature thereof.  Registration, Registration of Transfer and Exchange  2.6  (a)  After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Rights Agent will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.  (b)  After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.  (c)  All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.  (d)  Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.  XXXVII

 - 20 -  2.7  Mutilated, Destroyed, Lost and Stolen Rights Certificates  (a)  If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.  (b)  If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence of ownership of any Rights Certificate, (ii) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (iii) such security or indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.  (c)  As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.  (d)  Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.  Persons Deemed Owners  The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person, in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.  Delivery and Cancellation of Certificates  All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation upon request.  Agreement of Rights Holders  Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:  (a)  to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;  Algonquin / Liberty | 2022 Management Information Circular  XXXVIII

 - 21 -  (b)  that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;  (c)  that, after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;  (d)  that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;  (e)  that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);  (f)  that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Common Shares and upon the sole authority of the Board acting in good faith this Agreement may be supplemented or amended from time to time as provided herein; and  (g)  that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.  ARTICLE 3  ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS  3.1  Flip-in Event  (a)  Subject to subsections 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Corporation shall take such action as shall be necessary to ensure and provide that, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Corporation having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).  (b)  Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:  XXXIX

 - 22 -  (i)  an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or  (ii)  a transferee, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) in a transfer made after the date hereof, whether or not for consideration, that the Board acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in connection with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding clause (i) of this subsection 3.1(b):  shall become void and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise.  (c)  Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clause (i) or (ii) of subsection 3.1(b) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:  "The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.";  provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them.  ARTICLE 4  THE RIGHTS AGENT  4.1  General  (a)  The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (the "Co-Rights Agents") as it may deem necessary or desirable, subject to the consent of the Rights Agent, acting reasonably. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert retained by  Algonquin / Liberty | 2022 Management Information Circular  XL

 - 23 -  the Rights Agent with the approval of the Corporation, such approval not to be unreasonably withheld). The Corporation also agrees to fully indemnify the Rights Agent, its directors, officers, employees and agents for, and to hold them harmless against, any and all, direct or indirect loss, liability, cost, claim, action, damage, counsel fee, payment or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or its directors, officers, employees and agents for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent. In no event will the Rights Agent be liable for special, indirect, consequential or punitive loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the possibility of such damages. Any liability of the Rights Agent will be limited in the aggregate to an amount equal to the annual fee paid by the Corporation pursuant to this Agreement.  (b)  The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper person or persons.  (c)  The Corporation shall inform the Rights Agent, in a reasonably timely manner, of events which may materially affect the administration of this Agreement by the Rights Agent. At any time, upon request, the Corporation shall provide to the Rights Agent an incumbency certificate with respect to the current directors and officers of the Corporation.  4.2  Merger, Amalgamation or Consolidation or Change of Name of Rights Agent  (a)  Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party or any corporation succeeding to the shareholder, shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.  (b)  In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.  XLI

 - 24 -  4.3 Duties of Rights Agent  The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:  (a)  The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.  (b)  Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be a director, the Chief Executive Officer or the Chief Financial Officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.  (c)  The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.  (d)  The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.  (e)  The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.  (f)  The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.  Algonquin / Liberty | 2022 Management Information Circular  XLII

 - 25 -  (g)  The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be a director, the Chief Executive Officer or the Chief Financial Officer of the Corporation, and to apply to such persons for advice or instructions in connection with its duties and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such person; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.  (h)  The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation, or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation, or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.  (i)  The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof  4.4 Change of Rights Agent  The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days' notice in writing given to the Rights Agent and to each transfer agent of the Common Shares (by personal delivery, or registered or certified mail). If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent, at the expense of the Corporation, or any holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon the receipt of all outstanding fees and expenses, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.  XLIII

 - 26 -  ARTICLE 5 MISCELLANEOUS  5.1  Redemption and Termination  (a)  The Board acting in good faith may, with the prior consent of holders of Common Shares or of the holders of Rights given in accordance with subsection 5.1(f) or 5.1(g), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").  (b)  The Board acting in good faith may, with the prior consent of the holders of Common Shares given in accordance with subsection 5.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event In the event that the Board proposes such a waiver, the Board shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such waiver.  (c)  The Board acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares; further, provided that if the Board waives the application of Section 3.1 to such a Flip-in Event, the Board shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take¬over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).  (d)  The Board acting in good faith may, in respect of any Flip-in Event, waive the application of Section 3.1 to that Flip-in Event, provided that both of the following conditions are satisfied:  (i)  the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and  (ii)  such Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver pursuant to this subsection 5.1(d) it is no longer an Acquiring Person.  (e)  Where, pursuant to a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board has waived, or is deemed to have waived, pursuant to subsection 5.1(c), the application of Section 3.1, a Person acquires outstanding Common Shares, then the Board shall immediately upon the consummation of such acquisition without further formality and without any approval under subsection 5.4(b) or 5.4(c) be deemed to have elected to redeem the Rights at the Redemption Price.  Algonquin / Liberty | 2022 Management Information Circular  XLIV

 - 27 -  (f)  If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Common Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.  (g)  If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the CBCA with respect to meetings of shareholders of the Corporation.  (h)  Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Upon such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.  (i)  If the Board elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Common Shares or the holders of Rights in accordance with subsection 5.1(f) or (g), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.  (j)  Within 10 Business Days of the Board electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(a) is applicable within 10 Business Days after the holders of Common Shares or the holders of Rights have approved a redemption of Rights in accordance with subsection 5.1(f) or 5.1(g), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.  (k)  The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board under this Section 5.1.  5.2 Expiration  No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) of this Agreement.  XLV

 - 28 -  Issuance of New Rights Certificates  Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the number of or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.  Supplements and Amendments  (a)  The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.18, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Common Shares where the Board acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.  (b)  Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Common Shares, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.  (c)  The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders held in accordance with subsection 5.4(d) and representing 50% plus one of the votes cast in respect thereof.  (d)  Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders ) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the CBCA with respect to meetings of shareholders of the Corporation.  (e)  Any amendment made by the Corporation to this Agreement pursuant to subsection 5.4(a), other than any amendment to correct any clerical or typographical error, shall:  Algonquin / Liberty | 2022 Management Information Circular  XLVI

 - 29 -  (i)  if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment; and  (ii)  if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.  Any such amendment shall be effective from the date of the resolution of the Board adopting such amendment until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.  (f)  The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, recission or variation.  (g)  Any supplement or amendment to this Agreement pursuant to subsection 5.4(b) through 5.4(e) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Corporation, including without limitation any requisite approval of stock exchanges on which the Common Shares are listed.  5.5  Fractional Rights and Fractional Shares  (a)  The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid to the registered holders of the Rights Certificates, with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights as of the date such fractional Rights would otherwise be issuable. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).  (b)  The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).  (c)  The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to paragraph (a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.  XLVII

 - 30 -  Rights of Action  Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.  Holder of Rights Not Deemed a Shareholder  No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof), or to receive dividends or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.  Notice of Proposed Actions  In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:  (a)  to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event; or  (b)  to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets,  then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Corporation.  5.9 Notices  Notices or demands to be given or made in connection with this Agreement by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by mail, postage prepaid or by fax or other form of recorded electronic communication (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Corporation following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Rights Agent) as follows:  Algonquin Power & Utilities Corp. 354 Davis Road  Oakville, Ontario L6J 2X1 Attention: Chief Financial Officer Fax: (905) 465-4540  Algonquin / Liberty | 2022 Management Information Circular  XLVIII

 - 31 -  Notices or demands to be given or made in connection with this Agreement by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by mail, postage prepaid, or by fax or other form of recorded electronic communication (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Corporation) as follows:  ASTTSX Trust Company (Canada) 1 Toronto  100 Adelaide Street West, Suite 1200301 Toronto, ON M5C 2V6H 4H1  Attention: Anoosheh Farzanegan, Relationship Manager Fax:  Email: afarzanegan@astfinancialanoosheh.farzanegan@tmx.com  1-877-715-0494  Notices or demands to be given or made in connection with this Agreement by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to such holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for the Common Shares.  Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing, telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.  If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means, of publication once in each of two successive weeks in the business section of The Globe and Mail and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.  Costs of Enforcement  The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.  Successors  All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.  Benefits of this Agreement  Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement;  XLIX

 - 32 -  but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.  Descriptive Headings  Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.  Governing Law  This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.  Language  Les parties aux pré sentes ont exigé que la pré sente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en dé couleront soient ré digé s en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.  Counterparts  This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  Severability  If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.  Effective Date  Upon being confirmed and approved by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of confirmation and approval of this Agreement at the Corporation’s 20192022 annual meeting of holders of Common Shares or at any adjournment or postponement thereof, this Agreement shall be effective and in full force and effect in accordance with its terms from and after such confirmation and approval and amends, restates and replaces in its entirety the Original Agreement.  Shareholder Review  This Agreement must be reconfirmed and approved by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such reconfirmation and approval at a meeting of holders of Common Shares to be held not later than the date of the Corporation’s 20222025 annual meeting of holders of Common Shares (or any adjournment or postponement thereof) and thereafter at such a meeting to be held, mutatis mutandis, every three years thereafter. If this Agreement is not so reconfirmed and approved or is not presented for reconfirmation and approval at any such meeting (or at any postponement or adjournment thereof), this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation and approval of this Agreement and the date of termination of the annual meeting of holders of Common Shares in the applicable year; provided, that termination shall not occur if a  Algonquin / Liberty | 2022 Management Information Circular  L

 - 33 -  Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to this Agreement), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.19.  Regulatory Approvals  Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior consent of the Toronto Stock Exchange or any other exchange upon which the Common Shares of the Corporation may be listed.  Declaration as to Non-Canadian and Non-U.S. Holders  If in the opinion of the Board (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, its territories and possessions, the Board acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.  Determinations and Actions by the Board  All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board pursuant to this Agreement, in good faith, shall not subject any member of the Board to any liability whatsoever to the holders of the Rights.  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.  ALGONQUIN POWER & UTILITIES CORP.  PER: (signed) “Christopher Jarratt” Authorized Signatory  PER:  (signed) “George Trisic”  Authorized Signatory  LI

 - 34 -  ASTTSX TRUST COMPANY (CANADA)  PER: (signed) “Anoosheh Farzanegan” Authorized Signatory  PER:  (signed) “Toni Taccogna”  Authorized Signatory  Algonquin / Liberty | 2022 Management Information Circular  LII

 EXHIBIT A  FORM OF RIGHTS CERTIFICATE  Certificate No. Rights  THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREE OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID.  Rights Certificate  This certifies that is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement dated as of June 62, 20192022, as such may from time to time be amended, restated, varied or replaced, (the "Rights Agreement") between Algonquin Power & Utilities Corp., a corporation existing under the laws of Canada (the "Corporation"), and ASTTSX Trust Company (Canada), a company incorporated under the laws of Canada, as Rights Agent (the "Rights Agent"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (each, a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Toronto or in such other cities as may be designated by the Corporation from time to time. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be: (i) until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Rights Agreement), from time to time, per Common Share; and (ii) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.  In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.  This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.  This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.  Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances at its option.  No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.  LIII

 - 2 -  No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.  This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.  WITNESS the facsimile signature of the proper officers of the Corporation.  Date:   ALGONQUIN POWER & UTILITIES CORP.  By:   Authorized Officer  Countersigned:  ASTTSX TRUST COMPANY (CANADA)  By:   Authorized Signatory  Algonquin / Liberty | 2022 Management Information Circular  LIV

 FORM OF ASSIGNMENT  (To be executed by the registered holder if such holder desires to transfer the Rights represented by this Rights Certificate.)  FOR VALUE RECEIVED   hereby sells, assigns and transfers to   (Please print name and address of transferee)  the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.  Dated:  Signature Guaranteed:  Signature  (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)  Signature must be guaranteed by a Canadian Schedule I chartered bank, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).  (To be completed if true)  The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms, and the phrase "acting jointly or in concert", are used as defined in the Rights Agreement).  Dated: Signature:   (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)  NOTICE  In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.  LV

 (To be attached to each Rights Certificate)  FORM OF ELECTION TO EXERCISE  TO: ALGONQUIN POWER & UTILITIES CORP.  The undersigned hereby irrevocably elects to exercise whole Rights represented by the attached Rights Certificate to purchase the Common Shares (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such units (or other, securities or title to such property) be issued in the name of:  (Name) (Street)  (City and State or Province) (Country, Postal Code or Zip Code)  SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER  Algonquin / Liberty | 2022 Management Information Circular  LVI

 - 2 -  If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:  (Name) (Street)  (City and State or Province) (Country, Postal Code or Zip Code)  SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER  Dated:  Signature Guaranteed:  Signature  (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)  Signature must be guaranteed by a Canadian Schedule I chartered bank, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).  (To be completed if true)  The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms, and the phrase "acting jointly or in concert", are used as defined in the Rights Agreement).  Dated: Signature:   NOTICE  In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.  LVII

 Schedule “H”  Algonquin Power & Utilities Corp.  Mandate of the Board of Directors  PURPOSE  The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of  the Corporation. The Board, directly and through its committees, shall manage, or supervise  the management of, the business and affairs of the Corporation.  MEMBERSHIP, ORGANIZATION AND MEETINGS  General - The organization of the Board, including the number and qualifications of directors, residency requirements, quorum requirements, meeting procedures, and notice requirements are as established by the Corporation’s articles  of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time, and by the Canada Business Corporations Act, subject to any exemptions or  relief that may be granted from such requirements.  Independence - The Board shall periodically determine the independence of each director. For this purpose, a director shall be considered independent if such director:  is not an officer or employee of the Corporation or any of the Corporation’s subsidiary entities or affiliates; and  is independent as determined in accordance with sections 1.4 and 1.5 of National Instrument 52-110 and other applicable laws and regulations.  Independence of Chair of the Board – The Chair of the Board shall be an independent director. The Chair of the Board shall act as the effective leader of the Board and set the Board’s agenda with a view to assisting the Board in successfully carrying out its duties.  Access to Management and Outside Advisors - The Board shall have unrestricted access to management and employees of the Corporation and its subsidiary entities. The Board may retain, at the expense of the Corporation, such external legal or other professional advisors on such terms as the Board may determine appropriate and may set and pay the respective compensation of such advisors without consulting or obtaining the approval of any officer of the Corporation.  The Corporation shall provide appropriate funding, as determined by the Board, for payment of compensation of any advisor retained by the Board.  Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary  of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.  Meetings Without Management -  At each meeting of the Board, the independent directors shall, under the oversight of the Chair of the Board, have the opportunity for a portion of the meeting to occur without management and non-independent directors being present.  ELECTION OF DIRECTORS  Majority Voting Policy – The Board has adopted a majority voting policy for the annual election of directors.  Annual Elections – All directors stand for election by the Corporation’s shareholders annually.  FUNCTIONS AND RESPONSIBILITIES  The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Articles, the By-Laws and all applicable laws, regulations and listing requirements.  Strategic Planning  Strategic Plans - The Board shall periodically review and, as appropriate, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management. In discharging this responsibility, the Board shall review  the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues,  and significant business practices.  Business Plans - The Board shall review and, as appropriate, approve the Corporation’s annual business plans.  Monitoring - The Board shall periodically review management’s implementation of the Corporation’s strategic and business plans.  Algonquin / Liberty | 2022 Management Information Circular  LVIII

 The Board shall review and, as appropriate, approve any material amendments to,  or variances from, these plans.  4.2 Risk Management  General - The Board, with the assistance of  the Risk Committee (with respect to risks related to business and operations) and the Audit Committee (with respect to matters relating  to financial and accounting controls and risks), shall periodically review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks, and review reports by management relating to the operation of and any material deficiencies in these systems.  Verification of Controls - The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial, and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.  Legal Matters – The Board shall receive written or verbal reports on all significant legal matters (including litigation, regulatory investigations and inquiries, and changes to applicable laws and regulations) that would reasonably be expected to have a significant effect on the Corporation.  4.3 Human Resource Management  General - The Board, with the assistance  of the Human Resources and Compensation Committee, shall periodically review the Corporation’s approach to human resource management and executive compensation.  Succession Review - The Board, with the assistance of the Human Resources and Compensation Committee, shall periodically review the succession plans for the Chief Executive Officer and senior management, including the appointment, training,  and monitoring of such persons.  Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management and that senior management strives to create a culture of integrity throughout the Corporation.  Corporate Governance  General - The Board shall, in conjunction with the Corporate Governance Committee, periodically review the Corporation’s approach to corporate governance and this Mandate and approve changes to this Mandate as appropriate.  Board Independence - The Board shall,  in conjunction with the Corporate Governance Committee, periodically evaluate the independence of directors and the Board's ability to act independently from management in fulfilling its duties.  Ethics Reporting - The Board, or an appropriate committee of the Board, shall periodically review reports provided by management relating  to compliance with, or material deficiencies in, the Corporation’s Code of Business Conduct and Ethics.  4.5 Financial Information  General - At least annually, the Board shall,  in conjunction with the Audit Committee, review the Corporation’s internal controls relating  to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.  Integrity of Financial Information -  The Board shall, in conjunction with the Audit Committee, review the integrity of the  Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.  Financial Statements – The Board shall review the recommendations of the Audit Committee with respect to the interim and annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to shareholders, as well as any associated earnings release and, as appropriate, approve such financial statements, MD&A, and earnings releases.  4.6 Communications and Disclosure  General - The Board, in conjunction with management, shall periodically review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.  Disclosure Policies and Procedures – The Board shall periodically review management's compliance with the Corporation’s disclosure policies and procedures. The Board shall,  if advisable, approve material changes to the Corporation’s disclosure policies and procedures.  Disclosure - The Board shall review and, as appropriate, approve any prospectus, annual information form (including Form  40-F), management information circular or news release containing earnings guidance prior to its public release or filing.  LIX

 4.7 Committees of the Board  Board’s Committees - The Board has established the following committees of the Board: the  Audit Committee, the Corporate Governance Committee, the Risk Committee and the  Human Resources and Compensation Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees, dispose of any committee or merge any committee of the Board with any other committee of the Board.  Committee Mandates - The Board has approved mandates for each committee and shall approve a mandate for each new standing committee  of the Board. The Board shall periodically review and, taking into account recommendations of the Corporate Governance Committee and the Chair of the Board, approve material changes to each mandate.  Delegation to Committees - The Board has delegated the matters set out in each committee’s mandate to that committee.  Consideration of Committee Recommendations - The Board shall consider for approval the matters delegated for review and recommendation to committees of  the Board.  Board/Committee Communication -  To facilitate communication between  the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.  RESPONSIBILITIES OF INDIVIDUAL DIRECTORS  Responsibilities Set out in the Mandate –  A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this Mandate.  Meeting Preparation and Attendance –  In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall:  review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director;  attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which  a director serves; and  attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).  Assessment – A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.  Service on Other Boards - Directors may serve on the boards of other for-profit organizations so long as these commitments do not materially interfere with and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another for-profit organization.  Other Responsibilities – A director shall perform such other functions as may be delegated to that director by the Board or any committee  of the Board from time to time.  OWNERSHIP GUIDELINES  Director Equity Ownership Guidelines –  All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the shareholders. The Corporation has adopted a Non-Employee Director Share Ownership Guideline, which applies to directors who are not employees of the Corporation, and an Executive Share Ownership Guideline, which applies to directors who are employees of the Corporation, which together require each director or covered executive to maintain a specified level of equity ownership.  ORIENTATION, SELF-ASSESSMENT AND EVALUATION  Each director shall participate in orientation and continuing education programs developed for  the Board. Directors are encouraged to participate in external education sessions to assist them in performing their duties as directors.  The Board, along with the Corporate Governance Committee, shall conduct regular assessments of the overall effectiveness of the Board, its committees, the Chair of the Board and the Chairs of the committees of the Board taking into consideration the relevant mandates and  terms of reference. The Board shall also conduct an assessment of the contributions of individual directors. The assessments of individual directors will take into account, among other things,  self-assessments, confidential peer-review surveys completed by each director and the consideration of the competencies and skills that each director is expected to bring to the Board.  8. CURRENCY OF MANDATE  This Mandate was approved by the Board on March 3, 2022.  Algonquin / Liberty | 2022 Management Information Circular  LX

 Schedule “I”  Description of the Directors Deferred Share Unit Plan  The DSU Plan provides that, subject to the terms of the DSU Plan and such other conditions as the Corporate Governance Committee may impose, a Director who is not an employee of the Corporation or an affiliate of the Corporation (an “Eligible Director”) may elect to receive his or her Annual Cash Remuneration (as defined below) in the form of DSUs, cash, or any combination of DSUs and cash.  An Eligible Director’s “Annual Cash Remuneration” is all  of the amounts ordinarily payable in cash to such Director in respect of the services provided by such Director to  the Corporation as a member of the Board in a fiscal year (including Annual Board Retainers and fees for serving as the chair or a member of a Committee).  All DSUs issued with respect to Annual Cash Remuneration will be credited to the Eligible Director’s DSU account on each conversion date (generally being the last day of  a fiscal quarter or such other dates as determined by the Board or the Corporate Governance Committee), by dividing the portion of the Eligible Director’s Annual  Cash Remuneration for the applicable period to be satisfied by DSUs by the Fair Market Value of the Common Shares on the conversion date. For the DSU Plan, “Fair Market Value” of the Common Shares is the volume-weighted average trading price of the Common Shares on the TSX for the  five days immediately preceding the date in question.  On each payment date for dividends paid on Common Shares, an Eligible Director’s DSU account will also be credited with dividend equivalents on the DSUs credited to such account as of the record date for such dividends.  Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value of the Common Shares as of the date on which  the dividends on the Common Shares are paid.  Each participant in the DSU Plan shall be entitled to redeem his or her DSUs following the date upon which the Eligible Director ceases to hold any position as  a Director or a director of the Corporation’s affiliates and is no longer otherwise employed by the Corporation or its affiliates, including in the event of death of the  participant (the “Termination Date”). The Eligible Director may elect up to two separate dates, between the Termination Date and December 15 of the year following year in which the Termination Date occurs, as of which either a portion or all of the DSUs credited to such Director’s account shall be redeemed (each such date being an “Entitlement Date”). For Directors resident or  a citizen of the U.S. (each a “U.S. Director”), such election must be made at the same time a U.S. Director elects  to receive DSUs.  In addition, the DSU Plan contains certain terms and conditions relating to administration of the DSU Plan with respect to U.S. Directors and elections by U.S. Directors under the DSU Plan, so as to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended and applicable regulations thereunder.  Where the Eligible Director does not select an Entitlement Date or Entitlement Dates, there will be a single Entitlement Date being December 15 of the year following the year in which the such Director’s Termination Date occurs (subject to extension, to no later than December 31 of such year, in the event that the Corporate Governance Committee is unable to compute the final value of DSUs recorded in the Director’s DSU account by reason of unavailability of market value data), other than in the case of the death of a U.S. Director, in which circumstances payment shall be made no later than December 31  of the calendar year in which the death occurs or,  if later, the 15th day of the third month following such  U.S. Director’s date of death.  An Eligible Director (or the beneficiary of an Eligible Director, as the case may be) who redeems DSUs is entitled to receive cash, Common Shares or a combination of  cash and Common Shares, at the discretion of the Board. Where settlement of any DSUs is made in cash, the Eligible Director (or his or her beneficiary) will, subject to any withholding tax, receive a lump sum cash payment equal to the Fair Market Value of the Common Shares on the payment date multiplied by the number of whole and fractional DSUs being settled by way of such cash payment.  Settlement of DSUs in Common Shares may be made by Common Shares issued from treasury (without the issuance of any fractional Common Shares, the entitlement for which will be cancelled without payment) or through Common Shares purchased on the open market by an independent broker.  Rights of Eligible Directors respecting DSUs and other benefits under the DSU Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.  LXI

 The Board may without Shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that:  any approvals required under applicable law or the applicable stock exchange rules are obtained;  Shareholder approval will be sought where the proposed addition or amendment results in:  an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan;  a change in the definition of Fair Market Value which would result in a decrease in the value of DSUs redeemed under the DSU Plan; (iii) a change in  the term of any DSUs; (iv) a change in the vesting provisions of the DSU Plan; or (v) an amendment to the amending provisions of the DSU Plan; and  no such amendment shall, without the consent of  the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive DSUs or DSUs which the Eligible Director has then been granted under the DSU Plan.  The DSU Plan also provides that the maximum number of Common Shares issuable to insiders (as that term  is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement  of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. Further, the maximum number of Common Shares issuable to insiders pursuant to the DSU Plan, issued within a one-year period, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement  of the Corporation, shall not exceed 10% of the total number of outstanding Common Shares.  Algonquin / Liberty | 2022 Management Information Circular  LXII

 Schedule “J”  Description of the Share Unit Plan  Awards granted under the Share Unit Plan are made with a specified dollar value (the “Award Value”) as of the date of grant, as determined by the Plan Committee.  In the case of PSUs, the Plan Committee may determine any performance criteria applicable to the PSUs. The number  of PSUs granted to a participant for a performance period is determined by dividing the Award Value for the award to such participant divided by the Market Value  (as defined below) of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number.  The number of RSUs granted to a participant is determined by dividing the Award Value of the award provided to  the participant in the form of RSUs by the Market Value of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number.  The “Market Value” for purposes of the Share Unit Plan is, except in the case of a change of control of the Corporation, (i) the volume-weighted average trading price of the Common Shares on the TSX (or such other  stock exchange in Canada on which the Common Shares are traded) for the five (5) trading days preceding the date in question, or (ii) if the Common Shares are not traded on a stock exchange, the fair market value of the Common Shares as determined by the Plan Committee. Awards that vest may be paid out at the option of the Corporation in (i) Common Shares issued from treasury,  (ii) Common Shares purchased on the secondary market, or (iii) a cash payment. Any payment in cash will be done using a price per award equal to the Market Value of the Common Shares on the last day of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs).  Awards under the Share Unit Plan will not be paid in Common Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in:  (i) the number of Common Shares reserved for issuance to insiders (as defined in the TSX Company Manual) under such plan, together with Common Shares reserved for issuance to insiders under all other security-based compensation arrangements (as defined in the TSX Company Manual), exceeding 10% of the issued and outstanding Common Shares; or (ii) the issuance to insiders, within a one-year period, of a number of Common Shares under such plan, together with Common Shares that may be issued to insiders under all other security-based compensation arrangements, exceeding 10% of the issued and outstanding Common Shares (collectively, the “Insider Participation Limit”).  Other than the Insider Participation Limit, there is  no maximum number of Common Shares that may be issued to any one individual under the Share Unit Plan.  Where a participant’s employment is terminated  by reason of the participant’s death prior to the vesting of the participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of  the year preceding the participant’s death will continue to be eligible for vesting and (ii) the RSUs credited  to the participant’s account as at December 31 of the year preceding the participant’s death will vest  as of the participant’s date of death. The Corporation has adopted a Board Approved Retirement guideline pursuant to which vesting of PSUs awarded to certain eligible individuals may under certain circumstances continue to vest in connection with a Board Approved Retirement for a period no longer than two (2) years post-retirement. The extension of the vesting period  is subject to certain conditions set out in the guideline including a requirement to continue to hold a specified amount of equity investment in the Corporation for  a period following retirement.  Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of at least 90 days prior to the end of the performance period (in the case of PSUs) or the vesting date (in the  case of RSUs), the participant’s PSUs and RSUs will continue to be eligible for vesting, but at a prorated rate based  on the number of whole and partial months that the participant was an active employee between the date of the award and the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs). Where the leave of absence extends beyond the end of a performance period for PSUs or a vesting date for RSUs and the participant fails to return to full-time  employment within 180 days after such end of performance period or vesting date, as applicable, no PSUs or RSUs that would otherwise have vested will vest, and the participant will receive no payment or compensation therefor.  Unless otherwise determined by the Plan Committee  or except as otherwise provided in an agreement with the participant, in the event that, during a performance period for PSUs or prior to the vesting date for RSUs, a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily terminates his or her employment with the Corporation or an affiliate,  no portion of the PSUs or RSUs that would otherwise vest at the end of the performance period or on the vesting date, as applicable, will vest, and the participant will receive  no payment or compensation therefor.  LXIII

 Unless otherwise determined by the Plan Committee or otherwise provided in a written agreement between the Corporation and a participant, the occurrence of a change of control of the Corporation will not result in the vesting of PSUs or RSUs provided that (i) such unvested PSUs and RSUs continue to vest in accordance with the terms of the Share Unit Plan and relevant award agreement, and (ii)  the entity that acquires control of, or otherwise becomes a successor to, the Corporation agrees to assume the obligations of the Corporation in respect of such PSUs and RSUs. Except where a successor entity provides participants with a substantially equivalent award  on certain prescribed terms, the Plan Committee  has discretion to cancel all outstanding PSUs and RSUs upon a change of control and to determine that the value of all such awards will be paid out in cash in an amount based on the price at which the Common Shares are valued for the purposes of the transactions giving rise  to the change of control.  The assignment or transfer of the PSUs or RSUs, or any other benefits under the Share Unit Plan, is not permitted, other than by operation of law.  The Share Unit Plan may be amended or terminated at any time by the Plan Committee in whole or in part, provided that:  no amendment of the plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to the date of the amendment;  no amendment of the plan will be effective unless such amendment is approved by the TSX; and  c) approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders shall be obtained for any:  iii.  vii.  amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;  reduction of the purchase price of Common Shares issued or purchased to pay awards granted under the plan or the cancellation and re-issuance of awards under the plan;  extension of the term of an award under the plan beyond the original expiry date of the award;  amendment to remove or exceed the Insider Participation Limit;  increase to the maximum number of Common Shares issuable from treasury under the plan;  amendments to eligible participants that may permit the introduction of non-employee Directors on a discretionary basis;  allowance of awards granted under the plan to be transferable or assignable other than for estate settlement purposes; or  viii. amendment to the amendment provision of the plan.  Algonquin / Liberty | 2022 Management Information Circular  LXIV

 Schedule “K”  Glossary of terms  DSUs  Deferred Share Units  EBITDA  Earnings before interest, taxes, depreciation, and amortization  EDGAR  Electronic Document Gathering and Retrieval System  EPS  Earnings per share  ERM  Enterprise Risk Management  ESPP  Employee Share Purchase Plan  Exchange Act  Securities Exchange Act of 1934  LTIP  Long-Term Incentive Plan  M&A  Mergers and acquisitions  MD&A  Algonquin’s Management’s Discussion and Analysis  MW  Megawatt  MWh  MegaWatt hour  NEOs  Named Executive Officers  NI 52-110  National Instrument 52-110 – Audit Committees  NYSE  New York Stock Exchange  Pension Plan  Defined contribution pension plan for Algonquin’s Canadian employees  RIR  Recordable Incident Rate  RNG  Renewable natural gas  RSUs  Restricted Share Units  SEC  Securities and Exchange Commission  SEDAR  System for Electronic Document Analysis and Retrieval  STIP  Short-term incentive plan  TSR  Total shareholder return with dividends reinvested  TSX  Toronto Stock Exchange  LXV

 Notes  Algonquin / Liberty | 2022 Management Information Circular  LXVI